Exhibit 2.1

EXECUTION VERSION

MASTER PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

PERKINELMER, INC.

and

POLARIS PURCHASER, L.P.

AUGUST 1, 2022

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ARTICLE III REPRESENTATIONS AND WARRANTIES OF BUYER		54

3.1	Organization	54
3.2	Authorization of Transaction	54
3.3	Noncontravention	55
3.4	Broker’s Fees	55
3.5	Litigation	56
3.6	Investment Intent	56
3.7	Financing	56
3.8	Solvency	57
3.9	Limited Guarantee	58
3.10	Management Agreements	58
3.11	R&W Insurance Policy	58
3.12	No Other Representations or Warranties	59
3.13	Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	59

ARTICLE IV PRE-CLOSING COVENANTS		60

4.1	Efforts; Antitrust & Foreign Direct Investment Laws	60
4.2	Replacement of Guarantees	64
4.3	Operation of Business	64
4.4	Access	65
4.5	Elimination of Intercompany Items	65
4.6	Financing	65
4.7	Separation Transactions	69
4.8	Exclusivity	71
4.9	Connecticut Transfer Act	71
4.10	ISRA	72
4.11	IP Registrations	72

ARTICLE V CONDITIONS PRECEDENT TO CLOSING		73

5.1	Conditions to Obligations of Buyer	73
5.2	Conditions to Obligations of PKI	74

ARTICLE VI TERMINATION		75

6.1	Termination of Agreement	75
6.2	Effect of Termination	77
6.3	Termination Fee	77

ARTICLE VII TAX MATTERS		79

7.1	Preparation and Filing of Tax Returns; Payment of Taxes	79
7.2	Allocation of Certain Taxes	81
7.3	Refunds and Carrybacks	81
7.4	Cooperation on Tax Matters; Tax Audits	82
7.5	Post-Closing Actions	83
7.6	Elections Pursuant to Section 338 of the Code	83
7.7	VAT	83
7.8	Certain Tax Definitions	85

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ARTICLE VIII FURTHER AGREEMENTS		85

8.1	Access to Information; Record Retention; Cooperation	85
8.2	Director and Officer Indemnification; Insurance	88
8.3	Covenant Not to Compete; Non-Solicitation	89
8.4	Disclosure Generally	90
8.5	Certain Employment and Employee Benefits Matters	91
8.6	Resignations	103
8.7	IP Covenant Not To Sue	103
8.8	R&W Insurance Policy; No Survival	104
8.9	Actions	105
8.10	Wrong Pockets	106
8.11	Payments	106
8.12	PerkinElmer Brand	106

ARTICLE IX MISCELLANEOUS		107

9.1	Press Releases and Announcements	107
9.2	No Third Party Beneficiaries	108
9.3	Action to be Taken by Affiliates	108
9.4	Entire Agreement	108
9.5	Succession and Assignment	108
9.6	Counterparts and Signature	109
9.7	Headings	109
9.8	Notices	109
9.9	Governing Law	110
9.10	Amendments and Waivers	110
9.11	Severability	111
9.12	Expenses	111
9.13	Specific Performance	111
9.14	Submission to Jurisdiction	112
9.15	Bulk Transfer Laws	112
9.16	Construction	112
9.17	Foreign Exchange Conversions	113
9.18	Waiver of Jury Trial	113
9.19	Incorporation of Exhibits and Schedules	113
9.20	No-Recourse	113
9.21	Debt Financing Sources	114
9.22	Additional Defined Terms	115

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Disclosure Schedule

Other Schedules

Schedule I-1	– Equity Interest Sellers; Acquired Companies; Asset Sellers
Schedule I-2	– Pre-Closing Transactions
Schedule 1.1(b)(i)	– Transferred Real Property
Schedule 1.1(b)(ii)	– Leased Facilities
Schedule 1.1(b)(vii)	– Transferred Intellectual Property
Schedule 1.1(b)(xiii)	– JV Interests
Schedule 1.1(c)(ii)	– Certain Excluded Assets
Schedule 1.1(c)(vi)	– Certain Excluded Contracts and Agreements
Schedule 1.1(d)(xi)	– Acquired Defined Benefit Plans
Schedule 1.1(d)(xiii)	– Actions
Schedule 1.1(e)(viii)	– Certain Excluded Liabilities
Schedule 1.1(e)(xi)	– Certain Excluded Matters
Schedule 1.1(e)(xiv)	– Transition Costs and Liabilities
Schedule 1.3(b)(i)(H)	– Commercial Agreements
Schedule 1.4(a)	– Working Capital Principles
Schedule 1.4(a)(vii)	– Foreign Cash
Schedule 1.5	– Deferred Payments
Schedule 1.7	– Shared Contracts
Schedule 2.6	– Accounting Principles
Schedule 4.2	– Replacement of Guarantees
Schedule 4.3	– Operation of Business
Schedule 4.4	– Access to Certain Employees
Schedule 4.5	– Continuing Intercompany Arrangements
Schedule 4.7(c)	– Separation Objectives
Schedule 4.7(d)	– One-Time Set-Up Costs
Schedule 5.1(a)	– Required Consents
Schedule 5.1(f)	– Applicable Foreign Antitrust and Trade Regulation and FDI Laws
Schedule 8.3(a)(v)	– Covenant Not to Compete
Schedule 8.3(b)	– Non-Solicit
Schedule 8.4	– Knowledge Persons
Schedule 8.5(g)	– Business Employees
Schedule 8.12	– PKI Brand

Exhibits
Exhibit A	– Form of Sponsor Guarantee
Exhibit B	– Form of Local Transfer Agreement(s)
Exhibit C	– Form of Pre-Closing Transactions Assignment and Assumption of Contracts
Exhibit D	– Form of Assignment and Assumption of Contracts
Exhibit E	– Form of Lease Assignment and Assumption Agreement
Exhibit F	– Form of Transition Services Agreement
Exhibit G	– Form of Trademark License Agreement

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Exhibit H	– International Appendices
–	– France
–	– Germany
–	– Italy
–	– Netherlands

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TABLE OF DEFINED TERMS

Defined Term	Section

1060 Forms	1.2(b)(iii)
Accounting Principles	2.6(a)
Accounts Payable	1.1(d)(x)
Acquired Assets	1.1(b)
Acquired Benefit Plan Assets	1.1(b)(xii)
Acquired Benefit Plans	1.1(b)(xii)
Acquired Companies	Introduction
Acquired Company Employee	8.5(b)(ii)
Acquired Defined Benefit Liabilities	1.1(d)(xi)
Acquired Defined Benefit Plans	1.1(d)(xi)
Acquisition	4.8
Actions	1.1(d)(xiii)
Adjusted Purchase Price	1.4(k)
Affiliate	1.6
Affiliate Business Arrangements	2.20
Agreement	Preliminary Statement
Allocation Schedule	1.2(b)(i)
Ancillary Agreements	1.3(b)(iii)(C)
Anti-Corruption Laws	2.25(a)(i)
Antitrust Laws	4.1(f)(i)
Antitrust Order	4.1(f)(ii)
Asset Sellers	Introduction
Assignment and Assumption of Contracts	1.3(b)(iii)(A)
Assumed Liabilities	1.1(d)
Audited Financial Statements	8.1(e)(ii)
Balance Sheet Date	2.6(a)
Base Purchase Price	1.4(a)(i)
Books and Records	1.1(b)(xx)
Brand Fee	8.12
Brand Notice	8.12
Breaches	2.12(f)
Business	Introduction
Business Benefit Plans	2.16(a)
Business Confidential Information	8.1(f)(ii)
Business Day	1.3(a)
Business Employee	8.5(g)
Business Material Adverse Effect	2.1(a)
Business IP	2.12(a)
Business Properties	2.17(a)(viii)
Buyer	Preliminary Statement
Buyer Group	1.7
Buyer IP Entities	8.7(a)
Buyer Material Adverse Effect	3.3(b)

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Defined Term	Section

Buyer Plan	8.5(i)
Buyer Related Parties	6.3(c)
Buyer Separation Costs	4.7(d)
Buyer Termination Fee	6.3(a)
Buyer Willful Breach	6.2(c)(i)
Calculation Time	1.4(a)(ii)
Cap	6.3(c)
Cash	1.4(a)(iii)
CERCLA	2.17(a)(i)
Claim Notice	1.1(f)(i)
Closing	1.3(a)
Closing Cash	1.4(a)(iv)
Closing Date	1.3(a)
Closing Indebtedness	1.4(a)(v)
Closing Transaction Expenses	1.4(a)(vi)
COBRA	8.5(n)
Code	1.2(b)(iii))
Collection Costs	6.3(e)
Collective Agreements	2.13(a)(xi)
Commercial Agreements	1.3(b)(i)(H)
Commitment Letters	3.7(a)
Companies	Introduction
Competitive Business	8.3(a)
Confidentiality Agreement	4.4
Connecticut Transfer Act	4.9
Consents	5.1(a)
Contracts	1.1(b)(vi)
COVID-19	2.1(a)
COVID-19 Measures	2.1(a)
COVID-19 Responses	2.1(a)
Damages	1.1(d)
Debt Commitment Letters	3.7(a)
Debt Financing	3.7(a)
Debt Financing Agreement	9.21
Debt Financing Sources	9.21
Deferred Consent	1.6
Deferred Item	1.6
Delayed Transfer Employee	8.5(d)(vi)
Designated Contracts	2.13(b)
Designated Intellectual Property	2.12(a)
Direct Claim	1.1(f)(ii)
Disclosing Party	8.1(f)
Disclosure Schedule	ARTICLE II
Dispute Notice	1.4(e)
Downward Adjustment Payment	1.4(j)

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Defined Term	Section

DPA	4.1(f)(iii)
Eligible Inactive Business Employee	8.5(a)
Employee Benefit Plan	2.16(a)
Employee Representatives	8.5(e)
Environment	2.17(a)(iii)
Environmental Law	2.17(a)(v)
Environmental Matters	2.17(a)(vi)
Equipment	1.1(b)(iii)
Equity Commitment Letter	3.7(a)
Equity Financing	3.7(a)
Equity Interest Sellers	Introduction
Equity Interests	Introduction
ERISA	2.16(a)
ERISA Affiliate	2.16(a)
Estimated Closing Statement	1.4(b)
Estimated Purchase Price	1.4(b)
Excluded Asset	1.1(c)
Excluded Businesses	Introduction
Excluded Liabilities	1.1(e)
Export Control Laws	2.25(a)(ii)
FDI Laws	4.1(f)(iv)
FDI Order	4.1(f)(v)
Final Closing Statement	1.4(d)
Final Purchase Price	1.4(d)
Financial Statements	2.6(a)
Financing	3.7(a)
Financing Cooperation Costs	6.2(b)
Foreign Benefit Plan	2.16(a)
Foreign Cash	1.4(a)(vii)
Former Business Employees	1.1(e)(xvii)
Fraud	3.12
Fundamental Representations	5.1(b)
Governmental Entity	2.4(b)
Hart-Scott-Rodino Act	2.4
Import Laws	2.25(a)(ii)
Inactive Business Employee	8.5(d)(vii)
Indemnified Party	1.1(f)(i)
Indemnifying Party	1.1(f)(i)
Information	8.1(a)
Inside Date	1.3(a)
Intellectual Property	1.1(b)(vii)
Interim Post-Signing Financial Statements	8.1(e)(iv)
IP Assignment Agreement	1.3(b)(iii)(D)
ISRA	4.10
ITAR	2.25(a)(iv)

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Defined Term	Section

JV Interests	1.1(b)(xiii)
Law	9.22(a)
Lease Assignment and Assumption Agreement	1.3(b)(iii)(B)
Leased Facilities	1.1(b)(ii)
Leased Real Property	2.11(b)
Leases	2.11(b)
Local Transfer Agreements	1.3(b)(i)(C)
Local Transfer Date	8.5(b)(ii)
Losses	6.3(c)
Materials of Environmental Concern	2.17(a)(iv)
Most Recent Balance Sheet	2.6(a)
Mr. Jiapeng	1.1(e)(iii)
Neutral Accountant	1.4(f)
New Buyer Employees	8.5(h)
New Mountain	1.6
NJDEP	4.10
Non-Accruing Employees	1.1(e)(xvii)
Noncompetition Party	8.3(a)
Noncompetition Period	8.3(a)
Non-Party Affiliates	9.20
Offer and Acceptance Employees	8.5(d)
Off-Site Liabilities	2.17(a)(vii)
Outside Date	6.1(e)
Outside Transfer Date	8.5(d)(vi)
Order	9.22(b)
Ordinary Course of Business	2.7
Owned Real Property	2.11(a)
Party, Parties	Preliminary Statement
PE Netherlands	1.1(e)(iii)
Permits	2.19
Permitted Liens	2.2(c)
Person	9.22(c)
Personal Information	2.12(f)
PKI	Preliminary Statement
PKI Brand	8.12
PKI Guarantees	4.2
PKI Group	1.7
PKI Insurance Policies	8.2(b)
PKI Reimbursement Obligation	4.7(d)
PKI Related Parties	6.3(c)
PKI Willful Breach	6.2(c)(ii)
Post-Closing Tax Period	7.8(c)
Pre-Closing Directors and Officers	8.2(a)
Pre-Closing Matters	8.2(b)
Pre-Closing Tax Period	7.8(a)

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Defined Term	Section

Pre-Closing Transaction Documents	1.3(b)(i)(G)
Pre-Closing Transactions	Introduction
Preliminary Closing Statement	1.4(d)
Preliminary Purchase Price	1.4(d)
Proceeding	1.1(d)(xiii)
PSV Policies	8.5(k)
Purchase Price	1.4(a)(i)
Real Property	2.11(b)
Receiving Party	8.1(f)
R&W Insurance Policy	3.11
R&W Insurer	3.11
Redacted Fee Letter	3.7(a)
Release	2.17(a)(ii)
Representative	8.1(a)
Required Amount	3.7(b)
Restricted Cash	1.4(a)(viii)
Retained Business	1.7
Sanctioned Country	2.25(a)(v)
Sanctioned Person	2.25(a)(vi)
Sanctions Laws	2.25(a)(vii)
Section 245A Election	7.2(c)
Security Interest	2.2(c)
Seller IP Entities	8.7(a)
Seller Retained Employee	1.1(e)(xvi)
Sellers	Introduction
Separation Plan	4.7(e)
Separation Planning Committee	4.7(e)
Shared Contracts	1.7
Shelton Facility	4.9
Solvent	3.8
Specified Companies	1.1(b)
Specified Sellers	1.1(b)
Sponsor	Introduction
Sponsor Guarantee	Introduction
Straddle Period	7.8(b)
Subsidiary	9.22(d)
Systems	1.1(b)(v)
Target Working Capital	1.4(a)(ix)
Tax Audit	7.4(b)
Tax Returns	2.9(a)
Taxes	2.9(a)
Taxing Authority	7.4(a)
Technical Data	1.1(b)(xiv)
Third-Party Claim	1.1(f)(i)
TOGC	7.7(c)

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Defined Term	Section

Trade Control Laws	2.25(a)(viii)
Trademarks	1.1(b)(vii)
Trademark License Agreement	1.3(b)(iii)(E)
Transaction-Related Matters	6.3(c)
Transferred Real Property	1.1(b)(i)
Transferring Employee	8.5(c)(i)
Transfer Regulations	8.5(c)
Transfer Taxes	7.1(d)
Transition Services Agreement	1.3(b)(iii)(C)
Transitional Marks	8.7(f)
U.S. GAAP	2.6(a)
VAT	7.7(a)
VAT Amount	7.7(d)
WARN	8.5(l)
West Berlin Facility	4.10
Working Capital	1.4(a)(x)

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MASTER PURCHASE AND SALE AGREEMENT

This MASTER PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of August 1, 2022 by and between PerkinElmer, Inc., a Massachusetts corporation (“PKI”), and Polaris Purchaser, L.P., a Delaware limited partnership (“Buyer”). PKI and Buyer are sometimes referred to herein individually as a “Party” and together as the “Parties.”

INTRODUCTION

1.

PKI and certain of its direct and indirect subsidiaries are engaged in, among other matters the business of (i) manufacturing, developing, assembling, distributing, marketing, supplying and providing analytical technologies, instrumentation, solutions and consumables (which includes atomic spectroscopy, molecular spectroscopy, chromatography and mass spectroscopy), control software for such instrumentation and related instrument warranty and repair services for the food, environmental, safety, academia and government, biotechnology, pharmaceutical and industrial markets (which includes the chemical, semiconductor and electronics, energy, lubricant, petrochemical and polymer industries) and other agricultural and commodity markets, (ii) developing and providing immunoassay and microbiology solutions for the food market and (iii) providing enterprise laboratory and field services to pharmaceutical, contract research and other scientific organizations, including OneSource® field and laboratory services and its associated software offerings (such business, as conducted by PKI and such subsidiaries on the date hereof, being referred to herein as the “Business”); provided that the Business shall not be deemed to include PKI’s Diagnostics segment or the Life Sciences market of PKI’s Discovery & Analytical Solutions segment (other than the OneSource® field and laboratory service and its associated software offerings, which for clarity, are included in the Business), in each case as described in its most recent annual report on Form 10-K filed with the Securities and Exchange Commission (the “Excluded Businesses”), or any product software, product service or informatics to the extent primarily related to the Excluded Businesses, which for clarity, includes PKI’s Informatics business which is maintained as a separate business unit in PKI’s current accounting system;

2.

The entities listed on Part 1 of Schedule I-1 (the “Equity Interest Sellers”) own, or will own after the Pre-Closing Transactions, all of the outstanding equity interests in the entities listed on Part 2 of Schedule I-1 (the “Companies”). The Companies, together with each of their subsidiaries, are collectively referred to herein as the “Acquired Companies”;

3.

PKI and its Affiliates that have any right, title or interest in or to any Acquired Assets and/or Assumed Liabilities, including the entities listed on Part 3 of Schedule I-1 (collectively, the “Asset Sellers”) own or lease all of the Acquired Assets (as defined in Section 1.1(b));

4.	PKI shall, prior to Closing (as defined in Section 1.3(a)), cause the Sellers and the Acquired Companies to effectuate the reorganization described on Schedule I-2 (the “Pre-Closing Transactions”);

5.

The Asset Sellers, in each of their capacities as an owner or lessor of Acquired Assets, and the Equity Interest Sellers, in each of their capacities as the holder of outstanding equity interests of the Companies, are collectively referred to herein as the “Sellers”;

6.

Buyer desires to purchase from the Equity Interest Sellers, and PKI desires to cause the Equity Interest Sellers to sell to Buyer or its nominee, after giving effect to the Pre-Closing Transactions, all of the outstanding stock, shares, quotas, investment capital, membership units and interests, capital, limited liability or partnership or other equity ownership interests, held by such Equity Interest Seller in each of the Companies (the “Equity Interests”) free and clear of all Security Interests (other than those arising under applicable securities Laws), upon the terms and subject to the conditions set forth herein;

7.

Buyer desires to purchase from the Asset Sellers, and PKI desires to cause the Asset Sellers to sell to Buyer or its nominee (or, in the case of the Specified Sellers, to the Specified Companies pursuant to the Pre-Closing Transaction), the Acquired Assets, free and clear of all Security Interests (other than Permitted Liens), subject to the assumption of certain liabilities and upon the terms and subject to the conditions set forth herein;

8.

Concurrently with the execution of this Agreement, and as a condition and inducement to PKI’s willingness to enter into this Agreement, New Mountain Partners VI, L.P., a Delaware limited partnership, and New Mountain Partners VI Luxembourg, SCSp, a special limited partnership (société en commandite spéciale) established under the Laws of the Grand Duchy of Luxembourg (collectively, the “Sponsors”) have provided a limited guarantee, in the form attached hereto as Exhibit A (the “Sponsor Guarantee”), of certain of Buyer’s payment obligations under this Agreement; and

9.

Although the Parties expect to enter into Local Transfer Agreements (as defined in Section 1.3(b)(i)(C)), ancillary agreements, deeds and instruments of conveyance and assumption, and Buyer may assign (to the extent permitted by applicable Law) to certain of its Affiliates all of its rights and obligations hereunder to acquire the Acquired Assets and the Equity Interests (and the Parties will cooperate to implement such assignments, including by entering into agreements of novation as reasonably required), in order to fully consummate the transactions contemplated hereby, including the purchase and sale of the Acquired Assets and assumption of the Assumed Liabilities (as defined in Section 1.1(d)), the Parties have entered into this Agreement as the master and primary agreement governing the terms and conditions of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

EQUITY INTEREST AND ASSET PURCHASE

1.1 Sale and Transfer of Equity Interests and Assets; Assumption of Liabilities.

(a) Sale and Transfer of Equity Interests. On the terms and subject to the conditions of this Agreement, at the Closing on the Closing Date (as defined in Section 1.3(a)), PKI shall cause each Equity Interest Seller to sell, convey, assign, transfer and deliver to Buyer or its nominee, and Buyer or such nominee shall purchase and acquire from each Equity Interest Seller, all of the right, title and interest in and to the Equity Interests owned by such Equity Interest Seller, in each case free and clear of all Security Interests (other than those arising under applicable securities Laws).

(b) Sale and Transfer of Assets. On the terms and subject to the conditions of this Agreement, at the Closing on the Closing Date, PKI shall cause the Asset Sellers to sell, convey, assign, transfer and deliver to Buyer or its nominee, and Buyer or such nominee shall purchase and acquire from the Asset Sellers free and clear of all Security Interests (other than Permitted Liens), all of the Asset Sellers’ right, title and interest in, to or under any and all of the assets, rights, properties, claims, contracts and business owned, leased, held or used by the Asset Sellers as of the Closing Date, in each case, in existence as of the Closing and solely to the extent primarily related to the Business (except as otherwise specifically provided in clauses (i) through (xxii) below), including each of the following (in each case solely to the extent primarily related to the Business unless otherwise specifically provided in clauses (i) through (xxii) below) (such assets, rights, properties, claims, contracts and business of the Asset Sellers collectively, the “Acquired Assets”):

(i) The owned real property set forth on Schedule 1.1(b)(i) attached hereto, together with all buildings, structures, improvements and fixtures thereon and all real property interests appurtenant thereto, (the “Transferred Real Property”);

(ii) The leasehold (or other equivalent) interests in real property described on Schedule 1.1(b)(ii) attached hereto (the “Leased Facilities”), including any security deposits securing obligations with respect to such Leased Facilities;

(iii) All equipment, furniture, furnishings, fixtures, machinery, vehicles, tools, hardware, molding, accessories and other tangible personal property (collectively, the “Equipment”) including any Equipment located on the premises of the Transferred Real Property or Leased Facilities, and all warranties and guarantees, if any, express or implied, existing for the benefit of the Asset Sellers in connection with the Equipment;

(iv) All inventory of raw materials, work in process, finished goods, office supplies, maintenance supplies and packaging materials, together with spare parts, supplies, promotional and marketing materials and inventory (including any such items in transit or held in any storage or distribution center or on consignment by any person);

(v) All management information systems, computers, workstations, software, code, websites, applications, interfaces, platforms, networks, hardware, firmware, servers, systems, and all other information technology related equipment and assets (collectively, “Systems”);

(vi) (A) All contracts and agreements, including maintenance and service agreements, joint venture agreements, purchase commitments for materials and other services, advertising and promotional agreements, non-disclosure and confidentiality agreements, personal property leases, collective bargaining agreements (to the extent assignable) and other agreements (including any agreements of the Asset Sellers with customers, suppliers, sales representatives, agents, personal property lessors, personal property lessees, licensors, licensees, consignors and consignees specified therein), including all rights in respect of non-performance or breach thereof, except for the Shared Contracts, and those contracts, agreements (including collective bargaining agreements), commitments or leases set forth on Schedule 1.1(c)(vi) attached hereto (collectively, the “Contracts”) and (B) the rights to which Buyer is entitled with respect to the Shared Contracts (as and to the extent provided in Section 1.7);

(vii) All worldwide intellectual property rights, including all (1) patents, (2) trademarks, service marks, trade dress, logos, corporate, trade, d/b/a and similar names, social and mobile media identifiers, Internet domain names, URLs, IP addresses and other indicia of origin, together with the goodwill associated therewith (collectively, “Trademarks”), (3) copyrights and rights in works of authorship, and one copy of all media embodying the same, (4) trade secrets, know-how, inventions, formulas, algorithms, methods and processes, (5) industrial designs, (6) integrated circuit topographies, and (7) registrations, applications, and foreign counterparts of any of the foregoing in (1)-(6) (all of the intellectual property rights described above, including in clauses (1)-(7), are collectively defined herein as “Intellectual Property”), including all of the items listed on Schedule 1.1(b)(vii) attached hereto; but excluding the PKI Brand;

(viii) All licenses, permits, certificates, authorizations, approvals, or franchises issued by any Governmental Entity relating to the development, use, maintenance or occupation of the Leased Facilities or the operations of the Business, including those set forth on Schedule 1.1(b)(viii);

(ix) All accounts and notes receivable and other receivables in existence at the Closing Date (whether or not billed or current and including any amounts received by the Sellers in connection therewith after the Closing) related exclusively to the Business;

(x) All goods and services and all other economic benefits to be received subsequent to the Closing Date arising out of prepayments and payments by the Asset Sellers prior to the Closing Date and credits in favor of the Asset Sellers, in each case, related exclusively to the Business;

(xi) All originals and copies of the personnel files and other employment related records of Business Employees who become New Buyer Employees (subject to the procedures in Section 8.5(m));

(xii) All assets (the “Acquired Benefit Plan Assets”) related to Employee Benefit Plans or Foreign Benefit Plans (including any Acquired Defined Benefit Plan) that are sponsored solely by an Acquired Company or transferring to or being assumed by Buyer or its Affiliates (including the Acquired Companies) pursuant to this Agreement, or by operation of Law (such plans, collectively, the “Acquired Benefit Plans”);

(xiii) The stock, shares, quotas, investment capital, membership units and interests, capital stock, limited liability, partnership or other equity interests of the entities set forth on Schedule 1.1(b)(xiii) attached hereto (the “JV Interests”);

(xiv) (A) Sole ownership of all patterns, plans, designs, blueprints, sketches, drawings, catalogues, research material, technical information, formulae, compositions, chemical formulations, designs, drawings and other specifications, instructions for use, raw material and component lists and specifications, manufacturing processes and protocols, batch records, process descriptions and validations, procedures (including quality testing and standard operating records and procedures), equipment records, equipment requirements, operating and other manuals, installation procedures and requirements, installation/operation/performance qualification protocols, data (including technical and computer data), performance qualification records and protocols, test results, standard operating procedures (including standard operating procedures for products, solutions, instruments, and equipment), policies and procedures, testing, validation methods and other methods, audits, investigations, inspections, records (including purchasing, regulatory compliance, risk management and research and development records), quality control data, environmental control documentation, product and process improvements, proposals, studies, reports and other printed or written materials and related documentation (“Technical Data”), in each case, to the extent exclusively related, exclusively used or exclusively held for use in connection with the Business (with the exclusive right to use and permit others to use same after the Closing Date), and PKI and its Affiliates may retain copies of and use such Technical Data in clause (A) for purposes of financial reporting and accounting matters, preparing financial statements, preparing and filing any Tax Returns, prosecuting any claims for refund, defending any Tax claims or assessment, preparing securities Law or exchange filings, prosecuting, defending or settling any litigation, Environmental Matter or insurance claim, performing this Agreement and the transactions contemplated hereby, and (B) co-ownership (with each party having the right to use and permit others to use same after the Closing without the consent of or an accounting to the other party) of any Technical Data that are related to, used or held for use in connection with the Business (but not exclusively so), and each Party and its Affiliates may retain copies of such co-owned Technical Data in clause (B); except in each case that the Acquired Assets shall exclude (1) personnel records, health related files or any records that are prohibited from being transferred to Buyer or the Acquired Companies under any data privacy Laws; and (2) Technical Data to the extent exclusively relating to Excluded Assets or Excluded Liabilities, and, for clarity, the above does not assign any rights in any Intellectual Property embodied in any Technical Data;

(xv) All rights, causes of action, judgments, claims, reimbursements, and demands under manufacturers’, suppliers’, contractors’, licensors’ and vendors’ warranties;

(xvi) All deposits, rebates or allowances from customers, suppliers, distributors or other business relations;

(xvii) All insurance recoveries for Pre-Closing Matters (solely to the extent contemplated by Section 8.2(b));

(xviii) All goodwill of the Business or Acquired Assets and other general intangible properties and assets;

(xix) All property and casualty insurance proceeds received or receivable in connection with any damage or destruction occurring between the Balance Sheet Date (as defined in Section 2.6) and the Closing of any Acquired Assets or assets that would have been included in the Acquired Assets but for such damage or destruction, in each case net of any deductible, and out-of-pocket cost of repair or replacement costs actually incurred by PKI or its Affiliates;

(xx) (A) Sole ownership of the files, documents, books and records (including stock and partnership record books and Tax books and records), lists, reports, files, work papers, work product, correspondence, manuals, sales, any customer, distributor and vendor lists, data and any related databases, marketing and promotional information, literature and studies, and other materials, documents and data in any form or medium (whether in hard copy or computer, digital, mobile or other electronic format) (“Books and Records”) that are exclusively related to, exclusively used and exclusively held for use in connection with the Business (and sole ownership of with the exclusive right to use same after the Closing Date, subject to the below), and (B) co-ownership of the Books and Records solely to the extent related to, used or held for use in connection with, the Business (but not exclusively so) or required for the operation of the Business (it being understood that any portion of the Books and Records not related to the Business may be redacted and with each party having the right to use and permit others to use same after the Closing without the consent of or an accounting to the other party), except, in each case, (1) personnel records, health related files or any records that are prohibited from being transferred to Buyer or the Acquired Companies under any data privacy Laws, (2) to the extent exclusively relating to Excluded Assets or Excluded Liabilities and (3) PKI and its Affiliates may retain copies of and use such Books and Records in clause (A) for purposes of financial reporting and accounting matters, preparing financial statements, preparing and filing any Tax Returns, prosecuting any claims for refund, defending any Tax claims or assessment, preparing securities Law or exchange filings, prosecuting, defending or settling any litigation, Environmental Matter or insurance claim, performing this Agreement and the transactions contemplated hereby; and for clarity, the above does not assign any rights in any Intellectual Property embodied in any Books and Records;

(xxi) All assets, rights or properties of any kind or nature that are set forth in the Most Recent Balance Sheet (as defined in Section 2.6) (other than assets disposed of at the end of their useful lives or out of redundancy, non-exclusive licenses and assets, rights and properties disposed of or decreased in the Ordinary Course of Businesses between the Balance Sheet Date and the date hereof), except accounts receivable not included in Acquired Assets under Section 1.1(b)(ix), but solely to the extent included in Working Capital pursuant to Section 1.4; and

(xxii) All actions, rights, claims, judgments, reimbursements, demands, causes of action, rights of recovery, choses in action and rights of setoff of any kind (including those under warranties, guarantees and indemnities), accruing or arising before, on or after the Closing Date, to the extent relating to the Business, the Equity Interests (including any and all rights held by any Equity Interest Seller arising under any documentation by which any of the Equity Interests were acquired), or any Acquired Assets or Assumed Liabilities, and the right to retain all proceeds, damages and remedies therefrom;

provided, however, that, as contemplated by the Pre-Closing Transactions, in the case of certain of the Asset Sellers (the “Specified Sellers”), the Acquired Assets shall be sold, conveyed, assigned, novated, transferred and delivered to the entities (which may be entities to be formed prior to the Closing) contemplated by the Pre-Closing Transactions (the “Specified Companies”) immediately prior to the Closing pursuant to the Pre-Closing Transactions (and subject to any modifications thereof made in accordance with Section 4.7); and provided, further, that Acquired Assets shall not include any assets, rights, properties, claims, contracts or business owned by an Acquired Company, which will be acquired by Buyer pursuant to the acquisition of the Equity Interests.

(c) Excluded Assets. It is expressly understood and agreed that, notwithstanding anything to the contrary set forth herein, the Acquired Assets shall not include the Asset Sellers’ right, title or interest in or to any of the following (each, an “Excluded Asset”):

(i) Any assets (including all rights, properties, claims, contracts, business, real property, leasehold (or other equivalent) interests in real property, equipment, machinery, vehicles, tools and other tangible personal property) other than the Acquired Assets;

(ii) The assets, properties or rights set forth on Schedule 1.1(c)(ii) attached hereto;

(iii) The stock, shares, quotas, investment capital, membership units and interests, capital stock or other equity interests of any entity other than the Acquired Companies or the JV Interests;

(iv) Any intercompany account of any kind or nature (other than as contemplated by the Commercial Agreements (as defined below);

(v) All cash and cash equivalents or similar type investments, bank accounts, certificates of deposit, security deposits, Treasury bills and other marketable securities (except to the extent included in Closing Cash or Restricted Cash or as otherwise provided in Section 1.1(b)(ii));

(vi) The contracts and agreements listed on Schedule 1.1(c)(vi) attached hereto;

(vii) All insurance policies and all rights of the Asset Sellers to insurance claims, related refunds and proceeds thereunder (other than as set forth in Section 1.1(b)(xvii) or Section 8.2(b));

(viii) All personnel files and other-employment related records for persons who do not become New Buyer Employees or where required consent is not obtained under Section 8.5(m);

(ix) All Employee Benefit Plans or Foreign Benefit Plans sponsored, maintained, or contributed to by PKI or any of its Affiliates other than the Acquired Benefit Plans and all assets attributable thereto (for the avoidance of doubt, the Acquired Benefit Plan Assets shall not constitute Excluded Assets);

(x) The rights which accrue or will accrue to PKI under this Agreement;

(xi) All refunds of Taxes (as defined in Section 2.9(a)) of the Asset Sellers or with respect to the Acquired Assets for all periods ending on or prior to the Closing Date;

(xii) The corporate seals, governing documents, minute books, stock books, stock ledgers, Tax Returns, books of account or other records having to do with the corporate organization of any Asset Seller;

(xiii) Any currently or formerly owned, operated or leased real property, together with all buildings, structures, improvements and fixtures thereon and all real property interests appurtenant thereto, other than the Transferred Real Property and the Leased Facilities;

(xiv) (A) All attorney-client privilege and attorney work-product protection of PKI or its Affiliates (as defined below), but excluding the Acquired Companies, to the extent not related to the Business, the Acquired Companies or the Actions as a result of legal counsel representing PKI, its subsidiaries or the Business, including in connection with the sale of the Business and the transactions contemplated by this Agreement, (B) all documents subject to attorney-client privilege and work-product protection described in the foregoing subsection (A), and (C) all documents maintained by PKI, its subsidiaries or their respective Representatives in connection with the sale of the Business, including the transactions contemplated by this Agreement;

(xv) All actions, rights, claims, causes of action, rights of recovery, choses in action and rights of setoff of any kind, accruing or arising before, on or after the Closing Date to the extent relating to the Excluded Assets or to any Excluded Liabilities (as defined in Section 1.1(e)) and the right to retain all proceeds, damages and remedies therefrom.

(d) Assumed Liabilities. On the Closing Date, Buyer shall assume and agree to pay, perform and discharge when due in accordance with the respective terms and subject to the respective conditions hereof and thereof, all liabilities and obligations (other than Excluded Liabilities) of the Asset Sellers, of every kind, nature, character and description, whether known or unknown, primary or secondary, direct or indirect, absolute or contingent, due or to become due, in each case solely to the extent arising out of or to the extent relating to the Acquired Assets or the conduct of the Business, whether before, on or after the Closing Date (except as otherwise described in this Section 1.1(d)), including the following obligations and liabilities (collectively, the “Assumed Liabilities”):

(i) All obligations and liabilities reflected on the Most Recent Balance Sheet (as defined in Section 2.6(a)) solely to the extent arising out of or relating to the Business or the Acquired Assets as of the Balance Sheet Date, except to the extent satisfied prior to the Closing Date, except accounts payable not included in Assumed Liabilities under Section 1.1(d)(x), but solely to the extent included in Working Capital pursuant to Section 1.4;

(ii) [intentionally omitted];

(iii) [intentionally omitted];

(iv) All obligations and liabilities to the extent arising out of Buyer’s operation of the Business, the use of the Acquired Assets and/or sale of any products manufactured and/or sold by Buyer or any of its Affiliates (as defined in Section 1.6) at or after the Closing;

(v) All obligations and liabilities under or arising out of the contracts, agreements, commitments and leases transferred pursuant to Section 1.1(b)(vi);

(vi) All obligations and liabilities under the licenses, permits and franchises transferred pursuant to Section 1.1(b)(vii);

(vii) All obligations and liabilities arising out of the leasing or operation of the Leased Facilities, whether incurred prior to, on or following the Closing Date;

(viii) All obligations and liabilities in respect of employee relations and benefits assumed by, or which are otherwise the responsibility of, Buyer pursuant to Section 8.5;

(ix) All obligations and liabilities for any Taxes and expenses which are otherwise the responsibility of Buyer pursuant to ARTICLE VII;

(x) All accounts payable associated with passthrough transactions for Enterprise in existence at the Closing Date (collectively, the “Accounts Payable”);

(xi) All (i) defined benefit-type pension , termination indemnity liabilities, or other defined benefit-type plans (or indemnification obligations and guarantees regarding such pension, termination indemnity or other defined-benefit type plan liabilities) with respect to New Buyer Employees who are participants in plans which are sponsored or maintained by an Asset Seller or an Acquired Company or required to be transferred to the Buyer Group under applicable Law and which are set forth on Schedule 1.1(d)(xi) (collectively, the “Acquired Defined Benefit Plans”), but excluding liabilities with respect to Former Business Employees and Non-Accruing Employees (each, as defined below) in such plans to the extent permitted to be excluded under applicable Law (the “Acquired Defined Benefit Liabilities”) and (ii) liabilities with respect to any other Acquired Benefit Plan (excluding liabilities with respect to Former Business Employees, to the extent permitted under applicable Law);

(xii) All obligations and liabilities arising out of or relating to Deferred Items (as defined in Section 1.6) under Section 1.6;

(xiii) All obligations and liabilities with respect to all actions, suits, complaints, proceedings, disputes, claims, audits, arbitrations, investigations, inspections or similar proceedings by or before any Governmental Entity, or any other arbitration, mediation or similar proceeding (collectively “Proceedings”) arising out of or relating to the Acquired Assets or the conduct and operation of the Business prior to, on or after the Closing Date, including the matters set forth on Schedule 1.1(d)(xiii), regardless of whether any such Proceeding was commenced prior to, on or after the Closing Date (collectively, the “Actions”) but excluding the item set forth on Schedule 1.1(e)(xi);

(xiv) All obligations and liabilities arising out of or relating to the repair, rework, replacement or return of, or any claim for breach of warranty in respect of or refund of the purchase price of, products or goods of the Business manufactured or sold prior to, on or after the Closing Date, regardless of whether any such claim was brought prior to, on or after the Closing Date;

(xv) All obligations and liabilities arising out of or relating to any product liability claim (including any such claim arising out of or relating to injury to or death of persons), damage to or destruction of property or any worker’s compensation claim, in each case to the extent relating to products or goods of the Business manufactured or sold prior to, on or after the Closing Date, regardless of whether any such claim was brought prior to, on or after the Closing Date; and

(xvi) All obligations and liabilities for claims relating to the Business under each Asset Seller’s self-insurance arrangements to the extent incurred after the Closing;

provided, however, that in the case of the Specified Sellers, the Assumed Liabilities shall be assumed by the Specified Companies immediately prior to the Closing pursuant to the Pre-Closing Transactions; and provided, further, that Assumed Liabilities shall not include liabilities or obligations of an Acquired Company, which will be assumed by Buyer pursuant to the acquisition of the Equity Interests. From and after the Closing, Buyer shall indemnify each Seller in respect of, and hold each Seller harmless against, any and all debts, obligations and other liabilities, monetary damages, fines, penalties, costs and expenses (including reasonable attorneys’ fee and expenses) (collectively, “Damages”) incurred or suffered by such Seller or any of its Affiliates to the extent resulting from or constituting Assumed Liabilities.

(e) Excluded Liabilities. It is expressly understood and agreed that, notwithstanding anything to the contrary in this Agreement, Buyer and its Affiliates (including the Acquired Companies) shall not assume and shall not be responsible to pay, perform or discharge any liabilities or obligations of the Asset Sellers or any of their respective Affiliates that are not Assumed Liabilities (collectively, the “Excluded Liabilities”), and all Excluded Liabilities shall remain the obligations of the Asset Sellers from and after the Closing Date. The Excluded Liabilities include all of the following liabilities:

(i) All obligations and liabilities assumed by, or which are otherwise expressly the responsibility of, PKI or one of its Affiliates (other than the Acquired Companies) pursuant to this Agreement or the Ancillary Agreements;

(ii) All liabilities and obligations to make payments or provide benefits to Business Employees pursuant to (A) retention agreements, change of control agreements and/or bonus agreements, each relating to the consummation of the transaction contemplated by this Agreement (whether such payments are contingent upon the occurrence of the Closing alone or in connection with another event that occurs before the Closing), and (B) agreements providing for severance payments and benefits and payable with respect to a termination of the Business Employee’s employment that occurs prior to, and not in connection with, the Closing, in each case, entered into prior to the Closing between PKI or one of its Affiliates and such Business Employees, including the employer portion of any applicable payroll, employment or similar Taxes or any “tax gross-up” payment due to payable as a result of or in connection with any payments described in the foregoing;

(iii) Liabilities for contingent consideration set forth in Section 1 of that certain Memorandum, by and between Mr. Liu Jiapeng (“Mr. Jiapeng”) and PerkinElmer Health Sciences B.V., a limited liability company incorporated under the laws of Netherlands (“PE Netherlands”), dated July 10, 2020, which modifies that certain Earnout Payment Side Letter, by and between Mr. Jiapeng and PE Netherlands, dated August 8, 2019, each in connection with that certain Equity Transfer Agreement, by and between Mr. Jiapeng and PE Netherlands, dated August 8, 2019; provided that Buyer shall use commercially reasonable efforts to provide, during normal business hours and in a manner so as not to unreasonably interfere with the conduct of the Business, such reasonable cooperation as PKI may reasonably request with the calculation of such liabilities, including providing any financial information necessary to perform such calculations, which shall be deemed Information subject to Section 8.1;

(iv) All (A) defined-benefit type pension, termination indemnity or other defined benefit-type liabilities with respect to (1) the plans of the PKI Group other than the Acquired Defined Benefit Plans (including for the avoidance of doubt, all defined benefit obligations and liabilities under or relating to the PerkinElmer (UK) Pension Scheme) and/or (2) Former Business Employees and Non-Accruing Employees, to the extent permitted to be excluded under applicable Law and (B) retiree medical liabilities of the Sellers;

(v) All obligations and liabilities not related to or arising out of the Acquired Assets or the Business;

(vi) All obligations and liabilities of every kind, nature, character and description, whether known or unknown, primary or secondary, direct or indirect, absolute or contingent, due or to become due, in each case to the extent arising out of or relating to the Excluded Assets, whether before, on or after the Closing Date;

(vii) All liabilities and obligations relating to or arising out of (A) the portions of the Shared Contracts (as defined below) that are liabilities or obligations of the Retained Business (as defined below) pursuant to Section 1.7 and (B) all accounts payable in existence at the Closing Date (other than as set forth in Section 1.1(d)(x));

(viii) The liabilities set forth on Schedule 1.1(e)(viii) attached hereto;

(ix) All liabilities for (i) any Taxes imposed on any Asset Seller with respect to the Acquired Assets or the Business for any Pre-Closing Tax Period, including all Taxes of the Asset Sellers relating to the operation of the Business or the acquisition or ownership of any Acquired Assets in any Pre-Closing Tax Period, (ii) any Transfer Taxes for which PKI is responsible pursuant to Section 7.1(d) or (iii) any obligations of any Asset Seller in respect of payroll, social security, employment or similar Taxes that have been deferred pursuant to the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance or executive order published with respect thereto by any Governmental Entity (including IRS Notices 2020-22 and 2020-65);

(x) All liabilities and obligations arising as a result of or attributable to the Pre-Closing Transactions (but excluding any liabilities and obligations to the extent assumed by the Specified Companies as part of the Pre-Closing Transactions in accordance with the proviso following Section 1.1(d)(xvi) subject to the terms and conditions of Section 8.5;

(xi) All costs, fees, expenses (including reasonable attorney’s fees and investigation costs) and other monetary obligations or liabilities (including any settlement amounts, fines or penalties) arising out of or related to the matter set forth on Schedule 1.1(e)(xi) hereto;

(xii) All liabilities and obligations relating to or arising under the Connecticut Transfer Act (as defined below) or ISRA (as defined below);

(xiii) All liabilities and obligations relating to any Proceedings from or on behalf of PKI shareholders against PKI, Buyer or their respective Affiliates arising out or as a result of the announcement of this Agreement or the transactions contemplated hereby or any disclosure documents in connection with any PKI shareholder vote in connection with the transactions contemplated by Section 8.12;

(xiv) All costs and liabilities relating to transferring, separating, assigning, otherwise splitting up or providing services under the Transition Services Agreement with respect to the contracts set forth on Schedule 1.1(e)(xiv); excluding any costs and liabilities (i) imposed by the counterparty to such contracts in accordance with their current terms that are not triggered by the transactions contemplated by this Agreement or (ii) incurred by Buyer and its Affiliates (including any attorney’s fees or fees of consultants or other service providers) related to the preparation, review, negotiation and execution of the documentation necessary to effect the transfer, separation, assignment, or otherwise splitting up or provision of services under the TSA with respect to such contracts;

(xv) All liabilities and obligations of the Asset Sellers for transaction fees and expenses incurred in connection with this Agreement or any Ancillary Agreement or the consummation of the transactions hereby (including the Pre-Closing Transactions) or thereby, including the negotiation and execution hereof and thereof (and the auction process and pursuant to discussions with other bidders, including fees payable to Goldman Sachs & Co. LLC);

(xvi) All Losses, rights, causes of action, judgments, claims and demands in relation to the employment, engagement and/or termination of any employee of the Acquired Companies or Asset Sellers who is not a Business Employee (each a “Seller Retained Employee”) at any time;

(xvii) All obligations and liabilities under all Employee Benefit Plans or Foreign Benefit Plans sponsored, maintained, or contributed to by PKI or any of its Affiliates other than the Acquired Benefit Plans, all obligations and liabilities under the Acquired Defined Benefit Plans with respect to employees, officers and directors of Sellers and their Affiliates who (A) do not become New Buyer Employees or (B) are former employees, officers and directors of Sellers and their Affiliates (including the Acquired Companies) (“Former Business Employees”), or who are New Buyer Employees who are no longer accruing benefits under an Acquired Defined Benefit Plan (the “Non-Accruing Employees”), including the employer portion of any applicable payroll, employment or similar Taxes or any “tax gross-up” payment due or payable as a result of or in connection with any payments or benefits due under the foregoing;

(xviii) Any obligations and liabilities relating to or arising under any payables, receivables, loans, notes, advances, liabilities and other obligations, regardless of their maturity, of the Business (including the Acquired Companies), on the one hand, and PKI and any of its subsidiaries (other than any Acquired Companies), on the other hand, including the Affiliate Business Arrangements (excluding any Ancillary Agreement), that PKI does not settle, discharge, offset, repay or otherwise eliminate in accordance with Section 4.5 prior to the Closing, except for arrangements described on Schedule 4.5; and

(xix) All obligations and liabilities for claims relating to the Business under each Asset Seller’s self-insurance arrangements to the extent incurred prior to the Closing.

The Asset Sellers shall pay, perform and discharge when due in accordance with the respective terms and subject to the respective conditions hereof and thereof all obligations and liabilities of the Asset Sellers that are Excluded Liabilities. From and after the Closing, PKI shall indemnify Buyer in respect of, and hold Buyer harmless against, any and all Damages incurred or suffered by Buyer or any of its Affiliates to the extent resulting from or constituting Excluded Liabilities (solely to the extent such Damages are not recoverable under the R&W Policy).

(f) Indemnity Procedures.

(i) If any Party (the “Indemnified Party”) receives written notice of the commencement of any Proceeding, or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 1.1(d) or Section 1.1(e) (a “Third-Party Claim”), such Indemnified Party shall as promptly as reasonably practicable following such Indemnified Party’s receipt of a Third-Party Claim, notify the other Party (the “Indemnifying Party”) of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, a reasonably detailed explanation of the events giving rise to such Third-Party Claim and any other material details pertaining thereto, in each case to the extent known (a “Claim Notice”); provided, however, that the failure to timely give a Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure. The Indemnifying Party shall be entitled to participate in the defense of such Third-Party Claim and to assume and control the defense thereof, at its sole expense, with counsel chosen by the Indemnifying Party and reasonably satisfactory to the Indemnified Party by providing written notice to the Indemnified Party within 40 days of receiving the Claim Notice with respect to such Third-Party Claim. Once the Indemnifying Party has properly made such election, the Indemnified Party shall have the right to participate in (but not control) any such defense and to employ separate counsel of its choosing at such Indemnified Party’s expense; provided, however, that, if the Indemnifying Party is ultimately liable to provide indemnification for the Third-Party Claim, the reasonable fees and expenses of one such counsel of the Indemnified Party shall be borne by the Indemnifying Party if (x) upon reasonable advice of outside counsel to the Indemnified Party that a conflict exists between the Indemnified Party and the Indemnifying Party that cannot be waived or (y) one or more defenses are available to the Indemnified Party that are not also available to the Indemnifying Party (and cannot be asserted by counsel retained by the Indemnifying Party on the Indemnified Party’s behalf). The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof if the Indemnifying Party is ultimately liable to provide indemnification for the Third-Party Claim. Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Indemnifying Party shall not agree to any settlement, compromise or discharge of any Third-Party Claim for which indemnification is sought hereunder without the Indemnified Party’s prior written consent, except that, if the Indemnifying Party assumes the defense of a Third-Party Claim and is in good faith contesting such Third-Party Claim, the Indemnifying Party may agree to any settlement, compromise or discharge of a Third-Party Claim that by its terms (a) is limited to one or more monetary payments (and does not include any injunctive or similar equitable relief or other restrictions or constraints for the Indemnified Party or any of its Affiliates), (b) obligates the Indemnifying Party to pay the full amount of Damages in connection with such Third-Party Claim, (c) irrevocably and unconditionally releases the Indemnified Party and its Affiliates in connection with such Third-Party Claim, and (d) does not contain any admission of fault, guilt or wrongdoing by the Indemnified Party or any of its Affiliates. The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access in accordance with Section 8.1.

(ii) Each Indemnified Party shall assert any claim on account of any Damages as to which an Indemnifying Party may have liability hereunder, and which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Party written notice thereof as promptly as reasonably practicable following the Indemnified Party’s discovery of the applicable Damages reasonably likely to give rise to a claim under Section 1.1(d) or Section 1.1(e)). Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, include copies of all available material written evidence thereof and indicate the estimated amount, if reasonably practicable or known, of Damages that have been or may be sustained by the Indemnified Party; provided, however, that the failure to timely give such notice shall not affect the rights of an Indemnified Party hereunder unless the Indemnifying Party shall have been actually prejudiced by such failure. The Indemnified Party shall allow the Indemnifying Party and its Representatives to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim. The Indemnifying Party may, within 30 days after receipt of a notice with respect to such Direct Claim, deliver to the Indemnified Party a written response disputing such claim, stating in reasonable detail the basis for and reasons why such Indemnifying Party disputes such claim, together with reasonable supporting detail. If the Indemnifying Party fails to deliver a written response disputing such claim in accordance with the foregoing sentence within such thirty (30) day period, such Indemnifying Party will be deemed to have disputed such claim.

(iii) For the avoidance of doubt, from and after the Closing, the Parties agree that Buyer shall be deemed to have already provided written notice with respect to the matter set forth on Schedule 1.1(e)(xi) and PKI shall indemnify Buyer with respect to all Excluded Liabilities arising under Section 1.1(e)(xi) with respect thereto.

1.2 Purchase Price and Related Matters.

(a) Purchase Price. Regardless of whether the transfer of any Acquired Asset has been deferred pursuant to the provisions of Section 1.6, in consideration for the sale and transfer of the Equity Interests and the Acquired Assets, and subject to the terms and conditions of this Agreement, Buyer (or its nominee) shall on the Closing Date assume the Assumed Liabilities as provided in Section 1.1(d) and shall pay (or cause to be paid) to PKI and to one other Seller designated by PKI at least ten (10) Business Days prior to the Closing Date (which entities shall receive such amounts on behalf of all Sellers) in cash, by wire transfer of immediately available funds, an amount equal in the aggregate to the Estimated Purchase Price as defined in Section 1.4(b). All such payments shall be paid in United States dollars.

(b) Allocation.

(i) As soon as practicable following the determination of the Adjusted Purchase Price (as defined in Section 1.4(k)), PKI shall prepare and deliver to Buyer an allocation schedule allocating (A) the Adjusted Purchase Price and the Assumed Liabilities among the Sellers and among the Acquired Assets (in the aggregate), the Equity Interests and the covenant contained in Section 8.3, and (B) the portion of the Adjusted Purchase Price and the Assumed Liabilities attributable to the sale of Acquired Assets among the Acquired Assets as of the Closing Date. Within 30 days after receipt of such allocation schedule, Buyer will review and comment on the allocation and, absent objection, will sign and return an executed copy thereof to PKI, which allocation will be final. If Buyer requests any revisions to the allocation, Buyer and Sellers will discuss such revisions in good faith, and, if Buyer and Sellers are unable to finalize the allocation following such good faith discussions, the allocation will be as finally determined by the Neutral Accountant in accordance with the procedures laid out in Section 1.4 (such allocation schedule, as finally determined pursuant to this Section 1.2(b), the “Allocation Schedule”).

(ii) Within 60 days following the date hereof, PKI shall prepare and deliver to Buyer a preliminary draft of the allocation schedule described in the first sentence of Section 1.2(b)(i), which shall be an estimate based on the best information available to PKI and may be updated in good faith commensurate with the Estimated Closing Statement, Preliminary Closing Statement and Final Closing Statement. PKI shall cooperate in good faith to provide Buyer with early indications of the preliminary draft allocation schedule as they become available to PKI prior to 60 days following the date hereof, subject to an understanding among PKI and Buyer that these will be based on high-level modeling assumptions and subject to change.

(iii) In the event that any subsequent adjustment to the Adjusted Purchase Price occurs as a result of (A) any indemnity payments made pursuant to this Agreement, (B) any adjustment to the amount of Assumed Liabilities or (C) for any other reason, PKI and Buyer shall adjust the allocations under this Section 1.2(b) in accordance with the procedures described in this Section 1.2(b). The Allocation Schedule (and any adjustments thereto) shall be prepared in accordance with the rules under Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and applicable provisions of any state or local or non-United States Tax Laws. The Parties recognize that the Adjusted Purchase Price and Assumed Liabilities do not include Buyer’s acquisition expenses and that Buyer will allocate such expenses appropriately. The Parties agree to act in accordance with the computations and allocations contained in the Allocation Schedule in any relevant Tax Returns (as defined in Section 2.9(a)), filings (including any forms or reports required to be filed pursuant to Section 1060 of the Code or any provisions of state or local or non-United States Law (“1060 Forms”)), or tax audits or other proceedings, unless required to take an alternative position pursuant to a final “determination” within the meaning of Section 1313 of the Code (provided that no Party shall be required to litigate to take a consistent position), and to cooperate in the preparation of any 1060 Forms and to file such 1060 Forms in the manner required by applicable Law.

1.3 The Closing.

(a) Time and Location. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place via the electronic exchange of documents and signatures, commencing at 10:00 a.m., Eastern time, on a mutually agreeable date as soon as practicable (but in no event more than five (5) Business Days (as defined below)) after the first date on which the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties and other than the satisfaction of those conditions that by their nature can only be satisfied or, to the extent permitted by Law, waived at Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents and the satisfaction or waiver of such conditions) have been satisfied or waived; provided, that, in no event shall the Closing occur prior to December 1, 2022 (the “Inside Date”) without the express consent of Buyer (which consent may be given or withheld by Buyer in its sole and absolute discretion); or at such other date and time as the Parties may mutually agree in writing (the “Closing Date”). For purposes of this Agreement, a “Business Day” shall be any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York, New York are permitted or required by Law to remain closed. For all purposes under this Agreement and each Local Transfer Agreement, to the extent permitted by applicable Law, the Closing shall be deemed to have occurred at 11:59 p.m. local time in each applicable jurisdiction on the Closing Date regardless of the actual occurrence of the Closing at any particular time on the Closing Date.

(b) Actions at the Closing.

At the Closing:

(i) PKI shall:

(A) deliver (or cause to be delivered) to Buyer or its nominee the various certificates, instruments and documents required to be delivered under Section 5.1;

(B) deliver (or cause to be delivered) to Buyer or its nominee certificate(s) evidencing all of the Equity Interests, duly endorsed in blank, or with stock powers, stock transfer forms or other instruments of transfer reasonably acceptable to Buyer duly executed by the respective Equity Interest Sellers;

(C) (X) enter into (or cause a Seller to enter into) a local sale and transfer agreement in substantially the form attached as Exhibit B (with any modifications necessary to ensure that the Local Transfer Agreement complies with the Laws and applicable form requirements in each relevant local jurisdiction, the “Local Transfer Agreements”), (Y) enter into (or cause a Seller to enter into) such other forms, deeds, instruments or other similar documents reasonably necessary pursuant to applicable Law to consummate the transactions contemplated by the Local Transfer Agreements, and (Z) perform (or cause a Seller to perform) its obligations under the Local Transfer Agreements;

(D) deliver (or cause the Asset Sellers to deliver) such other instruments of conveyance as Buyer may reasonably request that are necessary to effect the sale, transfer, conveyance and assignment to Buyer or its nominee (or, in the case of the Specified Sellers, to the Specified Companies pursuant to the Pre-Closing Transaction) of valid ownership of the Acquired Assets owned by PKI and each of the Asset Sellers;

(E) deliver or make available (or cause to be delivered or made available) to Buyer or its nominee the minute books, stock and partnership books, ledgers and registers, corporate seals and other similar corporate records of each of the Acquired Companies;

(F) deliver (or cause to be delivered) to Buyer or its nominee, or otherwise put Buyer or an Acquired Company (or cause Buyer, its nominee or an Acquired Company to be put) in possession and control of, all of the Acquired Assets of a tangible nature owned by the Asset Sellers;

(G) cause the applicable Asset Sellers and Acquired Companies participating in the Pre-Closing Transactions to execute and deliver to each other counterparts to an Assignment and Assumption of Contracts in substantially the form attached hereto as Exhibit C and all other documents required to effectuate the Pre-Closing Transactions (the “Pre-Closing Transaction Documents”);

(H) execute and deliver (or cause an Affiliate of PKI (other than an Acquired Company to execute and deliver) and cause the applicable Acquired Company to execute and deliver each of the agreements described in Schedule 1.3(b)(i)(H) on the same terms as set forth therein and with only such additional terms as the Parties may negotiate prior to the Closing (the “Commercial Agreements”); it being agreed that the Parties shall negotiate the terms of the Commercial Agreements in good faith during the period prior to the Closing;

(I) provide to Buyer or its nominee, duly executed U.S. Tax forms for Sellers, as reasonably requested by Buyer; and

(ii) Buyer shall:

(A) pay to Sellers specified in writing by PKI pursuant to Section 1.2(a), such Seller’s portion of the Estimated Purchase Price (in accordance with Section 1.2(a)) in cash (in U.S. dollars) by wire transfer of immediately available funds to one or more accounts designated by PKI (which shall be designated at least ten (10) Business Days prior to Closing);

(B) deliver (or cause to be delivered) to Sellers the various certificates, instruments and documents required to be delivered under Section 5.2; and

(C) (X) enter into (or cause Buyer’s local nominee to enter into) the Local Transfer Agreements, (Y) enter into (or cause Buyer’s local nominee to enter into) any other forms, deeds, instruments or other similar documents necessary pursuant to applicable Law to perfect the transactions under the Local Transfer Agreements, and (Z) perform (or cause Buyer’s local nominee to perform) its obligations under the Local Transfer Agreements; and

(iii) Each of the Parties shall:

(A) execute and deliver (or cause their applicable Affiliate to execute and deliver) to each other counterparts to an Assignment and Assumption of Contracts (with any modifications necessary to ensure that such agreement complies with the Laws and applicable form requirements in each relevant local jurisdiction, the “Assignment and Assumption of Contracts”) in substantially the form attached hereto as Exhibit D;

(B) execute and deliver (or cause their applicable Affiliate to execute and deliver) to each other counterparts to a Lease Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit E (or such other form as may be reasonably requested by PKI or the landlord) (with any modifications necessary to ensure that such agreement complies with the Laws and applicable form requirements in each relevant local jurisdiction, the “Lease Assignment and Assumption Agreement”);

(C) execute and deliver to each other counterparts to a Transition Services Agreement in substantially the form attached hereto as Exhibit F (the “Transition Services Agreement” and collectively with the Local Transfer Agreements, the Assignment and Assumption of Contracts, the Lease Assignment and Assumption Agreements, the Commercial Agreements, IP Assignment Agreement, the Trademark License Agreement and the other documents, instruments and certificates to be delivered in connection with the transactions contemplated hereby, the “Ancillary Agreements”);

(D) execute and deliver to each other counterparts to an agreement in customary and mutually-agreed form to assign the Intellectual Property included in the Acquired Assets (the “IP Assignment Agreement”); and

(E) execute and deliver to each other counterparts to a Trademark License Agreement in substantially the form attached hereto as Exhibit G (the “Trademark License Agreement”).

1.4 Post-Closing Adjustment.

(a) In consideration for the sale, conveyance, novation, assignment, transfer and delivery of Acquired Assets and the Equity Interests pursuant hereto, Buyer shall pay to the Sellers the Purchase Price in accordance with Section 1.2(a) and this Section 1.4. For purposes of this Agreement.

(i) “Purchase Price” means an amount equal to (i) $2,300,000,000 (the “Base Purchase Price”), plus (ii) the amount by which Working Capital (as defined in Section 1.4(a)(x)) exceeds Target Working Capital (as defined in Section 1.4(a)(ix), if any, minus (iii) the amount by which Target Working Capital exceeds Working Capital, if any, plus (iv) Closing Cash (as defined in Section 1.4(a)(iv)), minus (v) Closing Indebtedness (as defined in Section 1.4(a)(v)), minus (vi) the Closing Transaction Expenses (as defined in Section 1.4(a)(vi)), in each case, as adjusted pursuant to this Section 1.4 and subject to Section 1.4(k) below, minus (vii) the Brand Fee.

(ii) “Calculation Time” means, with respect to each of Working Capital and Closing Cash, 12:01 a.m., local time in each applicable jurisdiction, on the Closing Date and, with respect to Closing Transaction Expenses and Closing Indebtedness, immediately prior to the Closing.

(iii) “Cash” means the amount of all cash and cash equivalents (including marketable securities, bank deposits and other short-term investments convertible to cash within 90 days) held by the Acquired Companies as of the applicable Calculation Time (but before taking account the consummation of the transactions contemplated hereby other than the Pre-Closing Transactions), determined in accordance with the Accounting Principles which shall be calculated without giving effect to US GAAP solely to the extent that US GAAP would reclassify the cash amounts held in any bank (taking all such accounts together for purpose) with a negative balance to zero with a corresponding increase in a current liability, which shall (1) be calculated net of issued but uncleared checks, wire transfers and drafts (provided that there has been a corresponding reduction in the applicable accounts payable for purposes of calculating Working Capital), (2) include checks, wire transfers and drafts deposited or available for deposit for the account of the Acquired Companies (provided that there has been a corresponding reduction in the applicable accounts receivable for purposes of calculating Working Capital) and (3) calculated after giving effect to the settlement of all intercompany accounts in accordance with Section 4.5.

(iv) “Closing Cash” means (A) the amount of (x) Cash minus (y) Restricted Cash minus (z) Foreign Cash, in each case, as of the Calculation Time, minus (B) amounts paid to satisfy or discharge any Closing Indebtedness, Closing Transaction Expenses or any cash dividends or distributions by an Acquired Company, in each case where such amounts are paid after the Calculation Time and but prior to the Closing. For the avoidance of doubt, Closing Cash may be a negative number.

(v) “Closing Indebtedness” means (x) $100,000,000 plus (y) any liability or obligation, including all obligations in respect of principal, accrued interest, and any other payment obligations (including prepayment penalties, fees and premiums, breakage costs and other costs and expenses associated with repayment) of the Acquired Companies and Assumed Liabilities as of the Calculation Time (but before taking account the consummation of the transactions contemplated hereby other than the Pre-Closing Transactions) (A) for borrowed money (including amounts outstanding under overdraft facilities), (B) evidenced by notes, bonds, debentures or other similar obligations, (C) created or arising under any conditional sale or other title retention agreements, (D) for interest rate, commodity, currency or futures Contracts, derivatives, hedges, swaps or similar derivative arrangements, assuming such arrangements are settled at the Calculation Time, (E) obligations for the deferred purchase price of property or services, including earn-outs or other holdback, (F) any obligations for accrued and unpaid dividends and other distributions (other than to the Acquired Companies), (G) in respect of letters of credit, surety bonds, performance bonds, bankers’ acceptances and similar instruments issued for the account of such person (but, in each case, solely to the extent drawn and not paid), (H) all intercompany indebtedness owed by the Acquired Companies to the Sellers or any of their respective Affiliates (solely to the extent not eliminated at or prior to the Closing pursuant to Section 4.5), and (I) in the nature of guarantees of the obligations described in clauses (A) through (H) above of any other Person; provided that Closing Indebtedness shall not include any amounts taken into account in the calculation of Working Capital (as finally determined in accordance with this Section 1.4).

(vi) “Closing Transaction Expenses” means the aggregate amount of (A) any and all third party fees and expenses incurred by, or to be paid directly by, any Acquired Company or assumed as an Assumed Liability in connection with the negotiation, preparation or execution of this Agreement or the Ancillary Agreements or the performance or consummation of the transactions contemplated hereby or thereby (including the Pre-Closing Transactions), including all fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts in connection with the transactions contemplated hereby (including any process run by or on behalf of PKI in connection with such transactions), (B) retention, change in control, transaction, severance or other payments and benefits payable to Business Employees by any of the Acquired Companies (or otherwise constituting an Assumed Liability) arising out of or relating to the transactions contemplated by this Agreement (whether such payments are contingent upon the occurrence of the Closing alone or in connection with another event) that occurs before the Closing), (C) the Acquired Companies’ portion of (or any Assumed Liability with respect to) applicable payroll, employment or similar Taxes and any “tax gross-up” payment due or payable as a result of or in connection with such payments and benefits described in clause (B), and (D) any and all costs, fees, expenses and other amounts incurred in connection with the preparation of the Audited Financial Statements and the Interim Post-Signing Financial Statements, in each case to the extent such costs and expenses shall not have been paid in full as of the Calculation Time (but assuming consummation of the transactions contemplated by this Agreement).

(vii) “Foreign Cash” means all Cash held solely by the Acquired Companies not domiciled in the United States; provided that, Foreign Cash (i) shall only be included in clause (z) of the definition of Closing Cash with respect to each Acquired Company set forth on Schedule 1.4(a)(vii) to the extent such Cash exceeds the applicable threshold for such Acquired Company forth on Schedule 1.4(a)(vii) (and such Cash shall be included with respect to the Acquired Companies for which such applicable threshold is exceeded) and (ii) shall include the amount of the China Dividend (as defined in Schedule 4.3(C)) (plus applicable withholding Taxes).

(viii) “Restricted Cash” means any cash and cash equivalents of the Acquired Companies which is held in escrow accounts, custodial cash, cash held as security deposits, amounts or deposits held on behalf of distributors and cash held subject to control arrangements as collateral in respect of outstanding letters of credit.

(ix) “Target Working Capital” means $231,900,000.

(x) “Working Capital” means, without duplication, the balance as of the Calculation Time of the Acquired Assets and Assumed Liabilities set forth on Schedule 1.4(a), calculated using only the line item categories identified on Schedule 1.4(a); provided, that for purposes of the Estimated Closing Statement, Working Capital shall equal the Target Working Capital.

(b) No later than five (5) Business Days prior to the Closing Date, PKI shall deliver to the Buyer a statement setting forth PKI’s good faith estimate of the Purchase Price, including each component thereof (such amount, the “Estimated Purchase Price” and such statement, the “Estimated Closing Statement”), together with reasonably supporting documentation. From delivery of such statement until the Closing (or earlier termination of this Agreement), PKI shall provide or cause to be provided to Buyer and its Representatives reasonable access, during normal business hours upon reasonable prior notice, to review PKI’s and its subsidiaries’ non-privileged books and records and work papers (subject to execution of customary confidentiality and work paper access letters if requested) for purposes of evaluating the Estimated Closing Statement. Buyer and its representatives may make inquiries of PKI and its subsidiaries and their respective accountants regarding questions concerning or disagreements with the Estimated Closing Statement arising in the course of its review thereof, and PKI shall, and shall cause its subsidiaries to, use their respective reasonable best efforts to cause any such accountants to cooperate with and respond to such inquiries. PKI shall cooperate in good faith to resolve any issues that are raised by Buyer and its representatives in connection with their review of the Estimated Closing Statement; provided that, for the avoidance of doubt, PKI’s estimates delivered pursuant to this Section 1.4(b), as modified to reflect any changes agreed to by PKI and Buyer, will be binding for purposes of this Section 1.4(b).

(c) The Estimated Closing Statement, Preliminary Closing Statement and Final Closing Statement shall be prepared in accordance with the definitions and other provisions set forth in this Agreement (including Section 1.4(b), Schedule 1.4(a) and, to the extent not inconsistent therewith, the Accounting Principles. The parties agree that the purpose of the Estimated Closing Statement, Preliminary Closing Statement and Final Closing Statement and the related Purchase Price adjustments contemplated by this Section 1.4(c) is to validate the estimates used in calculating the Estimated Purchase Price, and such processes are not intended to, except as expressly set forth herein, include any changes in Working Capital, Closing Cash, Closing Indebtedness, Closing Transaction Expenses and the related Purchase Price adjustments contemplated by this Section 1.4 as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the Closing, including the payment of amounts due hereunder.

(d) Within 150 days after the Closing Date, Buyer shall prepare and deliver to PKI a written statement (the “Preliminary Closing Statement”) setting forth Buyer’s reasonable good faith calculation of the Purchase Price, together with reasonable supporting documentation, including each component thereof (such amount, the “Preliminary Purchase Price”). After delivery of the Preliminary Closing Statement, the Buyer shall give PKI and its Representatives reasonable access (during normal business hours on reasonable prior notice) to review the Buyer’s and the Acquired Companies’ non-privileged books and records and work papers (subject to execution of customary confidentiality and work paper access letters if requested) for purposes of evaluating the Preliminary Closing Statement. PKI and its Representatives may make inquiries of the Buyer and the Acquired Companies and their respective accountants regarding questions concerning or disagreements with the Preliminary Closing Statement arising in the course of its review thereof, and the Buyer shall, and shall cause the Acquired Companies to, use their respective reasonable best efforts to cause any such accountants to cooperate with and respond to such inquiries. If the Buyer does not deliver the Preliminary Consideration Statement to PKI within 150 days after the Closing Date, then, if so elected by PKI in its sole discretion, the Estimated Purchase Price shall be deemed for all purposes of this Agreement to be the “Final Purchase Price,” the Estimated Closing Statement shall be deemed for all purposes of this Agreement to be the “Final Closing Statement” and each shall be final and binding on all Parties.

(e) If PKI agrees in writing to the Buyer’s Preliminary Purchase Price, as proposed in the Buyer’s Preliminary Closing Statement or does not deliver a Dispute Notice (as defined below) within 30 days after receipt of the Preliminary Closing Statement, then such Preliminary Purchase Price shall be deemed for all purposes of this Agreement to be the “Final Purchase Price,” such Preliminary Closing Statement shall be deemed for all purposes of this Agreement to be the “Final Closing Statement” and each shall be final and binding on all Parties. If PKI in good faith disputes the Preliminary Purchase Price as shown on the Preliminary Closing Statement, PKI shall deliver to Buyer, within 30 days after receipt of the Preliminary Closing Statement, a statement (the “Dispute Notice”) setting forth PKI’s good faith calculation of the Purchase Price and describing in reasonable detail the basis for the determination of such different Purchase Price. The Parties shall use reasonable efforts to resolve such differences regarding the determination of the Purchase Price for a period of 30 days after PKI has delivered the Dispute Notice. If the Parties resolve such differences, the Purchase Price agreed to by the Parties shall be deemed to be the “Final Purchase Price” and the corresponding statement calculating such Final Purchase Price shall be deemed to be the “Final Closing Statement.”

(f) If the Parties do not reach a final resolution on the Purchase Price within 30 days after PKI has delivered the Dispute Notice, unless the Parties mutually agree in writing to continue their efforts to resolve such differences, an independent internationally recognized accounting firm selected in writing by PKI and the Buyer (such independent internationally recognized accounting firm, as applicable, the “Neutral Accountant”) shall resolve such differences, pursuant to, to the extent necessary, a customary engagement agreement executed by the Parties and the Neutral Accountant, in the manner provided below. The Parties shall each be entitled to make a presentation to the Neutral Accountant, pursuant to procedures to be agreed to among PKI, Buyer and the Neutral Accountant (or, if they cannot agree on such procedures, pursuant to procedures determined by the Neutral Accountant), regarding such Party’s calculation of the Purchase Price; and the Neutral Accountant shall be required to resolve the differences between the Parties and determine the Purchase Price within 20 Business Days thereafter. The Purchase Price determined by the Neutral Accountant shall be deemed to be the Final Purchase Price and the corresponding statement calculating such Final Purchase Price shall be deemed to be the “Final Closing Statement”. Such determination by the Neutral Accountant shall be conclusive and binding upon the Parties, absent fraud or manifest error.

(g) The Neutral Accountant shall act as an expert and not as an arbitrator and shall not be authorized or permitted to:

(i) determine any questions or matters whatsoever under or in connection with this Agreement except for the resolution of differences between the Parties regarding the determination of the Purchase Price in accordance with this Section 1.4;

(ii) resolve any such differences by making an adjustment to any component of the calculation of the Purchase Price that is outside of the range defined by amounts as proposed by the Parties in the Preliminary Closing Statement or the Dispute Notice; or

(iii) apply any accounting methods, treatments, principles or procedures other than as described in the definitions set forth in this Agreement, Schedule 1.4(a) and, to the extent not inconsistent therewith, the Accounting Principles.

(h) The costs, fees and expenses related to final determination of the Purchase Price by the Neutral Accountant, including the costs relating to any negotiations with the Neutral Accountant with respect to the terms and conditions of such Neutral Accountant’s engagement, will be paid by Buyer, on the one hand, and PKI, on the other hand, on an inversely proportional basis, based upon the relative portions of the amounts in dispute that have been submitted to the Neutral Accountant for resolution that ultimately are awarded to each of the Buyer and the Sellers (e.g., if $100,000 is in dispute, and of that amount the Neutral Accountant awards $75,000 to the Buyer and $25,000 to the Sellers, then the Buyer will be responsible for 25%, and the Sellers will be responsible for 75%, of the costs, fees and expenses of the Neutral Accountant).

(i) The Parties agree that the procedure set forth in this Section 1.4 for resolving disputes with respect to the Purchase Price shall be the sole and exclusive method for resolving any such disputes, provided that this provision shall not prohibit either Party from instituting litigation to enforce the ruling of the Neutral Accountant.

(j) If the Final Purchase Price determined in accordance with this Section 1.4 is less than the Estimated Purchase Price, then PKI shall pay to Buyer an amount equal to the difference between the Estimated Purchase Price and the Final Purchase Price (the “Downward Adjustment Payment”). If the Final Purchase Price is more than the Estimated Purchase Price, then Buyer shall pay to PKI an amount equal to the difference between the Final Purchase Price and the Estimated Purchase Price. Any payment pursuant to this Section 1.4(j) shall be made in cash by wire transfer of immediately available funds into an account or accounts designated by Buyer or PKI, as the case may be, within five Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 1.4(j).

(k) For purposes of this Agreement “Adjusted Purchase Price” means the Estimated Purchase Price plus, if applicable, the amount of the payment required to be made by Buyer to PKI pursuant to the second sentence of Section 1.4(j) or minus, if applicable, the Downward Adjustment Payment.

1.5 Deferred Payments. In addition to the Adjusted Purchase Price, PKI shall be entitled to the Deferred Payments (as defined in, in accordance with, and subject to, Schedule 1.5).

1.6 Consents to Assignment. Anything in this Agreement to the contrary notwithstanding, except as otherwise provided in any applicable Local Transfer Agreement, this Agreement shall not constitute an agreement to assign or transfer any asset, agreement, lease, authorization, license or permit, or any claim, right or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Entity (as defined in Section 2.4(c)), as the case may be, would constitute a breach or default thereof, would result in a violation of the rights of any such third party, would be ineffective, would give rise to a termination or cancellation right of such third party, or would in any way adversely affect the rights of PKI or Buyer thereunder, in each case unless and until such consent has been obtained. Buyer agrees that PKI and the Sellers shall have no liability whatsoever to Buyer arising out of or relating to the failure to obtain any such consent or because of any circumstances resulting therefrom, subject to compliance with this Agreement and the Ancillary Documents. If such consent (a “Deferred Consent”) is not obtained at or prior to the Closing, then, subject to the last sentence of this section, the Closing shall nonetheless take place on the terms set forth herein and the asset, agreement, lease, authorization, license or permit to which such Deferred Consent relates (a “Deferred Item”) shall be withheld from sale pursuant to this Agreement without any reduction in the Purchase Price. From and after the Closing until the earliest of (x) receipt of the Deferred Consent, (y) the termination or expiration of the applicable Deferred Item or (z) the twelve (12) month anniversary of the Closing Date, (a) PKI and the Sellers shall use reasonable best efforts to obtain (and, if requested by PKI, Buyer shall reasonably cooperate with PKI in obtaining) such Deferred Consent as soon as practicable after the Closing provided that no Seller shall be required to make any payments or agree to any material undertakings in connection therewith, and (b) until such Deferred Consent is obtained, the Sellers and Buyer shall, and shall cause their respective Affiliates to, cooperate in entering into any lawful alternative arrangement with such third parties under which (i) Buyer (or the intended transferee of such Deferred Item as designated by Buyer) would obtain (without infringing upon the legal rights of any third party) the economic claims, rights and benefits and (ii) Buyer (or the intended transferee of such Deferred Item as designated by Buyer) would assume any related economic burden (including the amount of any related Tax costs and any other liabilities or obligations imposed on the Sellers or any of their Affiliates) with respect to the Deferred Item. Following the receipt of each Deferred Consent, PKI shall (or shall cause its applicable Affiliate to) promptly transfer the Deferred Item related to such Deferred Consent to the intended transferee (as designated by Buyer) of such Deferred Item at no additional cost to Buyer or such intended transferee. For purposes of this Agreement, the term “Affiliate” shall have the meaning assigned to it in Rule 12b-2 of the Securities Exchange Act of 1934; provided, that in the case of Buyer, except for purposes of 4.1(a), 4.1(d), 6.3, and 9.20, the term “Affiliate” shall not at any time include any investment fund or investment vehicle affiliated with, or managed or advised by, New Mountain Capital, L.L.C. (“New Mountain”), or any portfolio company (as such term is commonly understood in the private equity industry) of New Mountain or its Affiliates; provided, further that in the case of PKI, the term Affiliate shall include only PKI’s controlled affiliates. For the avoidance of doubt, except as provided in Section 8.5(f), nothing in this agreement shall permit the delayed Closing of any transfer of Acquired Assets or Equity Interests broadly in a local jurisdiction or jurisdictions without the prior written consent of Buyer.

1.7 Shared Contracts. With respect to the contracts set forth on Schedule 1.7 (the “Shared Contracts”), following the date hereof and for a period of one (1) year following the Closing Date, PKI shall, and shall cause its respective Affiliates to, use their reasonable best efforts (and, if necessary and desirable, to engage with the third party to each Shared Contract) and, if requested by PKI, and to the extent permitted by applicable Law, Buyer shall reasonably cooperate with PKI, in an effort to divide, partially assign, partially novate, modify, sub-lease, sub-license, and/or replicate (in whole or in part), in a form reasonably acceptable to Buyer, the respective rights and obligations under and in respect of any Shared Contract, such that (a) Buyer or one or more of its Affiliates, including the Acquired Companies from and after the Closing (collectively, the “Buyer Group”), is the beneficiary of the rights and is responsible for and assumes the obligations and liabilities related to that portion of such Shared Contract relating to the Business and (b) PKI or one or more of its Affiliates, excluding the Acquired Companies from and after the Closing (collectively, the “PKI Group”), is the beneficiary of the rights and is responsible for and retains the obligations and liabilities related to that portion of such Shared Contract relating to any business conducted by the PKI Group other than the Business (the “Retained Business”), in each case, on terms and conditions which, in the aggregate, are comparable to those of such Shared Contract prior to separation (unless otherwise agreed to by PKI and Buyer). If PKI, or its Affiliates do not or are not able to (or until they are able to) enter into an arrangement to formally divide, partially assign, partially novate, modify, sub-lease, sub-license and/or replicate such Shared Contract as contemplated by the previous sentence, then the Parties shall, and shall cause their respective Affiliates to, cooperate in any lawful arrangement to provide that a member of the Buyer Group shall receive the interest in the benefits and assume the obligations of the portions of such Shared Contract which relate to the Business and a member of the PKI Group shall receive the interest in the benefits and retain the obligations of the portions of such Shared Contract which relate to the Retained Business; provided, however, that, except as specifically provided in the Transition Services Agreement (including the schedules thereto), no Party shall be required to extend, modify, revise or amend any provision of any of the Shared Contracts or expend any money, incur any liability or compromise any right, asset or benefit or take any action in furtherance of this Section 1.7 that would require the expenditure of money, incurrence of any liability or compromise of any right, asset or benefit (other than in accordance with the applicable Shared Contract) in connection therewith.

1.8 Further Assurances. At any time and from time to time after the Closing Date, as and when requested by either Party hereto and at the requesting Party’s expense, the other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates, including without limitation any necessary local documentation for asset transfers and liability assumptions in each jurisdiction, and shall take, or cause to be taken, all such further or other actions as are necessary to evidence and effectuate the transactions contemplated by this Agreement, provided that the foregoing shall not enlarge the Parties’ respective obligations under this Agreement.

1.9 Local Transfer Agreements. Notwithstanding anything to the contrary herein, and except to the extent expressly agreed otherwise under the terms of any Local Transfer Agreement each of the Parties agrees, on behalf of themselves and to the extent permitted by applicable Law, the Sellers and any nominees of Buyer acquiring any Equity Interests or Acquired Assets or assuming any Assumed Liabilities, that in the event of a conflict between the terms of this Agreement and any Local Transfer Agreement or Pre-Closing Transaction Document, the terms of this Agreement shall govern. Each Local Transfer Agreement shall serve purely to effect the legal transfer of the applicable Acquired Assets or Assumed Liabilities and shall not have any effect on the value being received by Buyer (or its nominee) or given by the Sellers and no party shall be entitled to bring a claim under any Local Transfer Agreement. Each of Buyer and PKI and their respective Affiliates will in good faith take all commercially reasonable efforts to minimize Transfer Taxes on the transactions contemplated under the Local Transfer Agreements, including, but not limited to, amending the forms of the Local Transfer Agreements, the method of transferring Acquired Assets and Assumed Liabilities thereunder, the timing of their execution and closing; and amending the method and instruments for transferring the benefit of Contracts and Leases to the Buyer Group”; provided that, in each case, no Party shall be obligated to take such action if it would increase other liabilities of such Party or its Affiliates, reduce any payment otherwise owed to such Party or its Affiliates, or otherwise enlarge the Parties’ respective obligations under this Agreement.

1.10 Withholding. Buyer, its Affiliates and any other applicable withholding agent shall be entitled to deduct and withhold any amount with respect to the consideration otherwise payable pursuant to or contemplated by this Agreement to the extent required by applicable law. Any such withheld amounts shall be paid over to the appropriate Governmental Entity and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Buyer shall provide notice to PKI at least five Business Days prior to such proposed deduction and/or withholding (or, in the case of deduction and withholding as a result of failure to provide any Tax form contemplated by this Agreement, as soon as reasonably practicable following Buyer becoming aware of such obligation to deduct or withhold), and Buyer shall cooperate with PKI to establish any applicable exemption or reduction to such deduction or withholding, including by Buyer requesting, and each Seller providing, any applicable withholding forms or certificates.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PKI

PKI represents and warrants to Buyer that, after giving effect to the Pre-Closing Transactions and except as set forth in the disclosure schedule provided by PKI to Buyer (the “Disclosure Schedule”):

2.1 Organization, Qualification and Corporate Power.

(a) Sellers. PKI and each of the other Sellers is an entity duly organized or incorporated, validly existing and, where applicable, in good standing (if applicable in the relevant jurisdiction) under the Laws of its respective jurisdiction of organization and is duly qualified to conduct business under the Laws of each jurisdiction where the character of the properties, rights and assets owned, leased or operated by it or the nature of its activities, in each case as they relate to the Business, makes such qualification necessary, except for any such failures to be qualified that would not reasonably be expected to be material to the Business, taken as a whole. PKI and each of the other Sellers has all requisite corporate (or equivalent) power and authority to carry on the business in which it is now engaged and to own and use the properties, rights and assets now owned and used by it. For purposes of this Agreement, “Business Material Adverse Effect” means any change, event, effect or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Business, taken as a whole; provided, however, that, a “Business Material Adverse Effect” shall not include any adverse change, event, effect or circumstance to the extent directly or indirectly resulting from or arising out of (i) actions taken by the Parties which are expressly required under this Agreement (including the Pre-Closing Transactions) (other than the obligations set forth in Section 4.3 clauses (i) through (viii)) or at the express written request of Buyer, (ii) the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including, in any such case, the impact thereof on relationships, contractual or otherwise, of the Business with its customers, suppliers, vendors, investors or employees (provided that no effect shall be given to this clause (ii) for purposes of the representations or warranties set forth in Section 2.4 or the closing condition with respect to the accuracy of Section 2.4), (iii) changes in the Business’ industry or in markets generally, (iv) general changes in economic conditions or financial markets in any country or region or globally, including changes in interest or exchange rates and changes in currency and credit markets, (v) changes in regulatory or political conditions in any country or region, (vi) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vii) any failure by the Business to meet any projections, guidance, estimates, forecasts or milestones (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), (viii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks (including SARS-CoV-2 or the COVID-19 virus and any evolutions or mutations thereof (“COVID-19”), or any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, regulation, rule, order or directive of any Governmental Entity in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (“COVID-19 Measures”) or any action or inaction, including the establishment of any policy, procedure or protocol, by PKI, any Seller or any of their respective subsidiaries that PKI, any Seller or any of their respective subsidiaries reasonably determines is necessary, advisable or prudent in connection with (x) ensuring compliance by PKI, any Seller or any of their respective subsidiaries with COVID-19 Measures applicable to any of them and/or (y) in respect of COVID-19, protecting the health and safety of employees or other persons with whom PKI, any Seller or any of their respective subsidiaries and their personnel come into contact with during the course of business operations (“COVID-19 Responses”) and other force majeure events in any country or region, and (ix) changes after the date hereof in Law (or the interpretation thereof) or changes after the date hereof in accounting standards (or the interpretation thereof), except to the extent any such change, effect or circumstance resulting from, arising out of or attributable to the matters described in clauses (iii), (iv), (v), (vi), (viii) and (ix) above has a disproportionate adverse effect on the Business, taken as a whole, as compared to other companies in the Business’ industry and geographies in which the Business operates (in which case, such change, effect or circumstance shall be taken into account only to the extent it is disproportionate when determining whether a Business Material Adverse Effect has occurred or may, would or could occur).

(b) Acquired Companies. Each of the Acquired Companies is an entity duly organized, validly existing and, where applicable, in good standing (if applicable in the relevant jurisdiction) under the Laws of its respective jurisdiction of organization and is duly qualified to conduct business under the Laws of each jurisdiction where the character of the properties, rights and assets owned, leased or operated by it or the nature of its activities makes such qualification necessary, except for any such failures to be qualified that would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. Each of the Acquired Companies has all requisite corporate (or equivalent) power and authority to carry on the business in which it is now engaged and to own and use the properties, rights and assets now owned and used by it.

(c) Charter and Corporate Records. PKI has made available to Buyer correct and complete copies of the corporate charter and bylaws or similar organizational documents (as amended to the date of this Agreement and as applicable) of each Acquired Company. The minute books (containing the records of meetings of the stockholders and the board of directors) and the stock record or similar books of each Acquired Company are correct and complete in all material respects. None of the Acquired Companies is in default under or in violation of any provision of its corporate charter or bylaws or similar organizational documents.

2.2 Capitalization; Title to Property.

(a) The capitalization of each of the Acquired Companies in existence as of the date hereof is set forth on Section 2.2(a) of the Disclosure Schedule. All of the issued and outstanding Equity Interests, and all of the issued and outstanding equity interests of each Acquired Company, are duly authorized, validly issued, fully paid and nonassessable, in each case, where such concepts are applicable. There are no outstanding equity interests of any of the Acquired Companies that are not owned by a Seller or another Acquired Company. Except pursuant to the Pre-Closing Transactions, there are no outstanding or authorized options, warrants, rights, agreements or commitments to which PKI or any of its subsidiaries is a party or which are binding upon PKI or any of its subsidiaries providing for the issuance, disposition or acquisition of any equity interests of any Acquired Company. The equity interests of the Acquired Companies were issued in full compliance with all applicable securities Laws or exemptions therefrom and have not been issued in violation of any preemptive or similar rights. There are no outstanding or authorized stock appreciation, phantom stock or similar rights (i) providing for the issuance, disposition or acquisition of any equity interests of any Acquired Company or (ii) that give any person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of equity interests of any Acquired Company. There are no (A) agreements, voting trusts or proxies with respect to the voting, sale or transfer, or registration under the Securities Act of 1933, as amended, of the equity interests of any Acquired Company and (B) authorized or outstanding bonds, notes or other indebtedness having the right to vote (or that are convertible into or exchangeable for securities of any Acquired Company having the right to vote) with the members or other equity holders of any Acquired Company on any matter. No person has any right of first offer, right of first refusal, preemptive or similar right in connection with any future offer, sale or issuance of equity securities of any Acquired Company.

(b) All of the issued and outstanding Equity Interests are owned of record and beneficially by one of the Equity Interest Sellers, and in each case such Equity Interest Seller has good title to the Equity Interests owned by it, free and clear of any Security Interest (as defined in Section 2.2(c)), contractual restriction or covenant, option or other adverse claim (whether arising by contract or by operation of Law), other than applicable securities law restrictions. At the Closing, Buyer will acquire good title to the Equity Interests, free and clear of all Security Interests, other than restrictions arising under applicable securities Laws.

(c) For purposes of this Agreement, “Security Interest” means any mortgage, pledge, security interest, encumbrance, license, charge or other lien (whether arising by contract or by operation of Law), and “Permitted Liens” mean (i) mechanic’s, materialmen’s, landlord’s and similar liens arising or incurred in the Ordinary Course of Business with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings and for which reserves have been established on the Financial Statements in accordance with U.S. GAAP, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation in the Ordinary Course of Business, (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business, (iv) liens for Taxes not yet due and payable, (v) liens for Taxes which are being contested in good faith and by appropriate proceedings and for which reserves have been established on the Financial Statements in accordance with U.S. GAAP, (vi) liens relating to capitalized lease financings or purchase money financings that have been entered into in the Ordinary Course of Business, (vii) non-exclusive licenses to Intellectual Property granted in the Ordinary Course of Business, (viii) liens arising under applicable securities Laws, (ix) liens arising solely by action of Buyer, (x) zoning, entitlement, building and other land use regulations imposed by Governmental Entities, which are not violated in any material rerespect and (xi) covenants, conditions, restrictions, easements and other similar matters of record affecting title to real property and matters which would be disclosed by an inspection or accurate survey of each parcel of Real Property which, in each case, do not materially impair the occupancy or use of the real property for the purposes for which it is currently used or proposed to be used in connection with the Business.

2.3 Authority. PKI has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and each Seller has all requisite corporate power and authority to perform its obligations hereunder and under the Ancillary Agreements to which it is a party. The execution and delivery of this Agreement and the applicable Ancillary Agreements by PKI, the performance by each Seller of its obligations hereunder and under the Ancillary Agreements to which such Seller is a party and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other entity action on the part of each such Seller. This Agreement has been, and the Ancillary Agreements (when executed and delivered by PKI or the applicable Seller) will be, duly and validly executed and delivered by PKI and each Seller and, assuming this Agreement and the Ancillary Agreements constitute the valid and binding agreement of Buyer, constitute or (when executed and delivered) will constitute the valid and binding obligations of PKI and each Seller enforceable against PKI and each Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses. Except as set forth in Section 8.12 and solely with respect to the transactions contemplated therein, no other corporate approvals or actions are necessary on the part of PKI, or its stockholders or subsidiaries to authorize the execution, delivery and performance by the Sellers of this Agreement, the Ancillary Agreements to which such Seller is, or at the Closing will be, a party and the consummation by the Sellers of the transactions contemplated hereby and thereby.

2.4 Noncontravention. Subject to compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”), and the other Antitrust Laws and FDI Laws, neither the execution and delivery of this Agreement or any Ancillary Agreement by PKI or any Seller, nor the consummation by PKI or any Seller of the transactions contemplated hereby or thereby, including the Pre-Closing Transactions, contemplated hereby or thereby, will:

(a) conflict with or violate any provision of the charter, articles of association, bylaws or other organizational documents of PKI, any other Seller or any Acquired Company;

(b) require on the part of PKI, any other Seller or any Acquired Company any filing with, notice to, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or any agency, division, bureau, department, instrumentality or sector thereof, in each case, anywhere in the world (a “Governmental Entity”), except for any filing, notice, permit, authorization, consent or approval which if not obtained or made would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or prevent or delay past the Outside Date the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement;

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Security Interest to which PKI, any other Seller or any Acquired Company is a party or by which PKI, any other Seller or any Acquired Company is bound or to which any of their respective assets is subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver that would not, individually or in the aggregate, reasonably be expected to result in any liability that would be material to the Business, taken as a whole, or prevent or delay past the Outside Date the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement; or

(d) violate any Law, order, writ, injunction or decree specifically naming, or statute, rule, regulation or posted privacy policy applicable to, the Business, any Acquired Company or any Seller or any of or their respective properties or assets, except for any violation that would not, individually or in the aggregate, reasonably be expected to result in any liability that would be material to the Business, taken as a whole, or prevent or delay past the Outside Date the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement.

2.5 Subsidiaries. Other than any Acquired Company that is a wholly-owned subsidiary of another Acquired Company, none of the Acquired Companies controls, directly or indirectly, or has any direct or indirect equity participation in, any corporation, limited liability company, partnership, trust, joint venture or other business association or entity (other than in a money market account, mutual fund or other similar investment).

2.6 Financial Statements.

(a) Set forth in Section 2.6 of the Disclosure Schedules are copies of (a) the unaudited combined balance sheets of the Business as of the last day of each of the two (2) fiscal years ended January 2, 2022 and January 3, 2021, respectively, and the related unaudited combined income statements for the Business for the twelve month periods then ended and (b) the unaudited combined balance sheet of the Business as of April 3, 2022 and the related unaudited combined income statement for the Business for the three-month period ended April 3, 2022 (collectively, the “Financial Statements”). The unaudited combined balance sheet of the Business as of April 3, 2022 is referred to herein as the “Most Recent Balance Sheet” and the date of such Most Recent Balance Sheet, April 3, 2022, is referred to herein as the “Balance Sheet Date”. The Financial Statements and, when delivered pursuant to Section 8.1(e), the Audited Financial Statements and Interim Post-Signing Financial Statements (i) are based upon the financial statements and books and records of PKI and its subsidiaries and have been prepared on a “carve-out basis” from PKI’s and its subsidiaries’ financial statements and books and records, including the proper elimination of all intercompany profits and (ii) fairly present, in all material respects, the financial position and results of operations of the Business on a standalone basis in accordance with United States generally accepted accounting principles (“U.S. GAAP”) (as modified by the items set forth on Schedule 2.6 (collectively, the “Accounting Principles”), in each case as of the respective dates on which they were prepared.

(b) The books and records of PKI and its subsidiaries (i) have been kept in the ordinary course consistent with past practice, (ii) have been maintained in compliance in all material respects with U.S. GAAP and PKI’s applicable accounting requirements, (iii) are true and complete in all respects, except as would not be material to the Business, taken as a whole, and (iv) correctly and accurately reflect, in the aggregate based on the Business, taken as a whole, all material dealings and transactions in respect of the Business.

(c) All of the inventory of the Acquired Companies and included in the Acquired Assets, including any inventory held on a consignment basis, (i) consists of a quantity and quality that is usable and salable in the Ordinary Course of Business, (ii) is not obsolete, slow moving, damaged or defective, (iii) is merchantable and fit for its intended use and (iv) is stated at the lower of cost or net realizable value in accordance with U.S. GAAP, in each case of clauses (i) through (iii), (A) subject only to the reserves or write-downs for inventory written-down or reserved against in the Financial Statements and (B) except as would not, individually or in the aggregate, be material to the Business taken as a whole.

(d) The accounts receivable of the Acquired Companies or included in the Acquired Assets are valid and enforceable claims and are not subject to any set-off or counterclaim, except as would not be material to the Business, taken as a whole. Since January 1, 2019, the Business has collected its accounts receivable in the Ordinary Course of Business, except as would not be material to the Business, taken as a whole. Except as would not, individually or in the aggregate, be material to the Business taken as a whole, all of the accounts receivable of the Business, whether billed or unbilled, (i) arose in the Ordinary Course of Business, (ii) are carried at net realizable values in accordance with U.S. GAAP and (iii) do not represent obligations for goods sold on consignment, on approval or on a sale or return basis or subject to any other repurchase or return arrangement.

(e) Since January 1, 2019, neither PKI nor any of its Affiliates (including the Acquired Companies) has received any written complaint or claim regarding a material aspect of their accounting policies or methods or internal accounting controls, including any such complaint or claim that such person has engaged in fraudulent accounting or audit practices, in each case, that relate to the Business. PKI has in place with respect to the Business internal controls over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP. There are no, and since January 1, 2019 there have not been any, significant deficiencies or material weaknesses in the design or operation of PKI’s internal controls over financial reporting which would reasonably be expected to materially adversely affect the Business’ ability to record, process, summarize and report financial information. Since January 1, 2019, none of PKI, any Acquired Company, any Seller or other Affiliate of PKI has identified or has been advised by PKI’s auditors of any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a role in the PKI’s internal controls over financial reporting with respect to the Business or any Acquired Company.

2.7 Absence of Certain Changes.

(a) Except as expressly contemplated by this Agreement or the Pre-Closing Transactions, since January 2, 2022, there has not been any Business Material Adverse Effect.

(b) Except as expressly contemplated by this Agreement (including those matters expressly contemplated by Section 4.3 of this Agreement, listed on Schedule 4.3) or the Pre-Closing Transactions (including intercompany transfers to properly segregate Assumed Liabilities and Excluded Liabilities, subject to the limitations set forth in Section 4.7(a)), since the Balance Sheet Date, (x) the Business has been conducted, in all material respects, in the Ordinary Course of Business and (y) no Acquired Company, Seller or any Affiliate thereof has taken any of the following actions with respect to the Business:

(i) (A) sold, novated, assigned or transferred, leased, encumbered, subjected to a Security Interest (other than a Permitted Lien), licensed, or otherwise disposed of (or with respect to the Designated Intellectual Property, abandoned, or allowed the premature expiration or lapse of) any portion of the Acquired Assets or any assets, rights or properties of any of the Acquired Companies, in each case that is material to the Business, taken as a whole, other than (i) sales of inventory in the Ordinary Course of Business, (ii) sales or other dispositions of obsolete or excess equipment or other assets not used in the Business in the Ordinary Course of Business or (iii) non-exclusive licenses of Intellectual Property granted to customers in the Ordinary Course of Business or (B) made any material change to the Privacy Policies of any entity (in respect of the Business) or any Acquired Company except as may be required by applicable Law;

(ii) issued, sold, transferred, assigned, encumbered or subjected to a Security Interest (other than a Permitted Lien) any Equity Interests or other equity securities, securities convertible into Equity Interests or other equity securities or warrants, options or other rights to acquire Equity Interests or other equity securities of any Acquired Company;

(iii) declared or paid any dividends or made any distributions on Equity Interests or other equity securities of any Acquired Company, or redeemed or purchased any shares of Equity Interests or other equity securities of any Acquired Company, except for dividends, distributions or redemptions paid solely in cash, cash equivalents and/or other short term liquid investments unless otherwise restricted under clause (vi) of Section 4.3;

(iv) except as required by applicable Law or pursuant to any Employee Benefit Plan or Foreign Benefit Plan in the Ordinary Course of Business, granted any rights to severance benefits, “stay pay” or termination pay to any director, officer or other Business Employee (other than increases for which no Acquired Company or Buyer or any of its Affiliates will be obligated following the Closing);

(v) made any capital expenditures or commitments therefor with respect to the Business which would reasonably be expected to result in aggregate capital expenditure with respect to the Business exceeding $20,000,000 in any twelve month period;

(vi) acquired (directly or indirectly, in a single transaction or series of related transactions) any entity or business, division or product line (whether by the acquisition of stock, the acquisition of assets, merger or otherwise), other than acquisitions that have not or will not become integrated into the Business, or acquisitions in the Ordinary Course of Business of any assets, liabilities, property, interest or security having a value less than $1,000,000, individually;

(vii) except as required by applicable Law, entered into any employment, compensation, severance, cash or equity-based incentive or deferred compensation agreement or arrangement (or any amendment to any such existing agreement or arrangement) with, terminated the employment of (other than for cause), hired, or transferred into or out of the Business, any officer or other Business Employee whose annual base salary exceeds $200,000 (provided, however, with respect to application of this clause (vii) to the covenants set forth in Section 4.3, such amount shall be deemed to be $175,000);

(viii) materially amended the terms of any existing Business Benefit Plan (as defined in Section 2.16(a)), except (i) as required by applicable Law or (ii) in the Ordinary Course of Business and that relate to compensation and/or benefits of employees of PKI or its Affiliates (and not only the compensation and/or benefits of Business Employees) which did not result in a material increase in the aggregate cost of compensation and benefits with respect to the Business Employees;

(ix) changed the accounting principles, methods or practices of the Business, except in each case to conform to changes in U.S. GAAP or applicable local generally accepted accounting principles;

(x) amended the charter, bylaws or equivalent organizational documents of any Acquired Company;

(xi) (A) waived or released any rights of material value to the Business, taken as a whole, or (B) settled or compromised any Action that requires payment of an amount in excess of $2,500,000 individually or $5,000,000 in the aggregate or that imposes a material restriction on the Business or the operations of any Acquired Company;

(xii) adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xiii) (A) purchased any real property; (B) entered into any new lease agreement with respect to any real property for which annual rent payment obligations would exceed $500,000; and (C) with respect to any Lease in effect on the date hereof, (1) waived, released, assigned, novated, or subleased any material rights or claims thereunder, (2) materially and adversely amended or modified the terms thereof, (3) terminated such Lease (other than as a result of expiration of the then-existing term), or (4) extended the term thereof;

(xiv) changed or revoked any entity classification election or other material Tax election of an Acquired Company, (ii) changed any annual accounting period of an Acquired Company, (iii) requested any Tax ruling from any Governmental Entity with respect to an Acquired Company or the Business, (iv) amended in any material respect any material Tax Return of an Acquired Company, (v) surrendered any right to claim a material refund of Taxes of an Acquired Company, (vi) settled or compromised any claim, assessment or dispute with respect to a material amount of Taxes of an Acquired Company, (vii) entered into any closing agreement as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with a Governmental Entity with respect to an Acquired Company or the Business, or (vii) consented to any extension or waiver of any statute of limitations regarding the assessment or collection of any material Tax of an Acquired Company (other than in connection with automatic extensions of time to file income Tax Returns obtained in the Ordinary Course of Business);

(xv) recognized any Employee Representative as the representative of any of the Business Employees, or entered into any collective bargaining agreement, other similar agreement, material works council agreement, or other arrangement with any Employee Representative;

(xvi) except as otherwise required under applicable Law or the terms of a Collective Agreement in place as of the date hereof, entered into negotiations with any Business Employee with a base salary in excess of $200,000 (provided, however, with respect to application of this clause (xvi) to the covenants set forth in Section 4.3, such amount shall be deemed to be $175,000) or Employee Representative to materially vary the terms and conditions of employment, pay, variable compensation or working arrangements of any Business Employees or group of Business Employees;

(xvii) taken any action which triggered the notice and/or pay requirements of WARN and any other similar applicable U.S. state or local Law;

(xviii) with respect to any Acquired Company or Assumed Liability, (A) incurred, assumed, became subject to or guarantee any material indebtedness for borrowed money, issued or sold any debt securities or warrants or other rights to acquire any debt securities or guaranteed any debt securities of another person or (B) made any material loans or advances to any other person, other than advancement of expenses to employees in the Ordinary Course of Business;

(xix) terminated any Permits necessary for the operation of the Business as presently conducted in all material respects; or

(xx) entered into any agreement or commitment with respect to any of the matters referred to in clauses (i) through (xx) of this Section 2.7(b).

For purposes of this Agreement “Ordinary Course of Business” means the ordinary course of business consistent in all material respects with past practice, taking into account any acts or omissions that have been or may be taken to comply with COVID-19 Measures or any COVID-19 Response.

2.8 Undisclosed Liabilities. None of the Acquired Companies or the Business (including the Assumed Liabilities) has any liability required by U.S. GAAP to be shown on a balance sheet, except for (a) liabilities shown on the Most Recent Balance Sheet, (b) liabilities which have arisen since the date of the Most Recent Balance Sheet in the Ordinary Course of Business, (c) Excluded Liabilities, (d) liabilities identified in Section 2.8 of the Disclosure Schedule, and (e) liabilities that would not have a Business Material Adverse Effect, taken as a whole. None of the Acquired Companies are party to, nor has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1933).

2.9 Tax Matters.

(a) Each Asset Seller and each Acquired Company has filed or had filed on its behalf all material Tax Returns (as defined below) that it was required to file (separately or as part of a consolidated, combined or unitary group), in the case of an Asset Seller, with respect to the Business, and all such Tax Returns were correct and complete in all material respects. Each Asset Seller and each Acquired Company has timely paid (or had paid on its behalf) all material Taxes (as defined below) whether or not shown as due on any Tax Return. No deficiency for a material amount of Taxes has been asserted or assessed by a Governmental Entity in writing against (x) any of the Acquired Companies or (y) any Asset Seller to the extent related to the Business, in each case, that has not been fully satisfied by payment, settled or withdrawn, or is otherwise being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP. There are no liens with respect to Taxes upon any asset of an Acquired Company or any Acquired Asset except for liens described in clauses (iv) and (v) of the definition of Security Interests. All material Taxes that each Asset Seller and each Acquired Company is or was required by Law to withhold or collect, in the case of an Asset Seller, with respect to the Business, have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. For purposes of this Agreement, “Taxes” means all taxes or other similar assessments in the nature of a tax, including income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, service, withholding, employment and franchise taxes imposed by the United States of America or any state, local or non-United States government, or any agency thereof, or other political subdivision of the United States of America or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof. For purposes of this Agreement, “Tax Returns” means all reports, returns, claims for refunds, declarations, statements, forms or other information filed or required to be filed with a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) No examination, audit, investigation or other proceeding with respect to any Tax Return of any Acquired Company (or of any consolidated, combined or unitary group for a period for which the activities of any Acquired Company were included on the Tax Return of such group) or with respect to any material Taxes of an Asset Seller with respect to any Acquired Assets or the Business by any Governmental Entity is currently in progress. None of the Acquired Companies or the members of any consolidated, combined or unitary group with which any Acquired Company has filed group Tax Returns has been notified in writing by any jurisdiction that the jurisdiction intends to initiate a dispute, investigation, examination, proceeding or audit of any Tax Return of any Acquired Company (or of any consolidated, combined or unitary group for a period for which the activities of any Acquired Company were included on the Tax Return of such group). No Acquired Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for automatic extensions of time to file income Tax Returns obtained in the Ordinary Course of Business), in each case, which would reasonably be expected to be material to the Business, taken as a whole.

(c) Since December 31, 2018, none of the Acquired Companies has been a member of a group with which it has filed or been included in a combined, consolidated or unitary income Tax Return other than a group the common parent of which was PKI or a subsidiary of PKI. None of the Acquired Companies is liable for the Taxes of any taxpayer other than PKI and its subsidiaries under Reg. § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by contract for any taxable period (or portion thereof) ending on or before the Closing Date, except for contracts entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes.

(d) None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting for any Pre-Closing Tax Period, (ii) a closing agreement as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) any prepaid amount received, or deferred revenue accrued, prior to the Closing Date, and outside of the ordinary course of business.

(e) None of the Acquired Assets is a United States real property interest within the meaning of Section 897(c)(1) of the Code and none of the Acquired Companies is a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f) None of the Acquired Companies is a “passive foreign investment company” within the meaning of Section 1297 of the Code or the Treasury Regulations promulgated thereunder.

(g) None of the Acquired Companies and none of the Asset Sellers (with respect to the Acquired Assets or the Business) has any material liability under any escheat or abandoned or unclaimed property Laws.

(h) PKI and its Subsidiaries do not hold a 5% or greater interest in Sponsor (including pursuant to attribution rules under Section 7874 of the Code), and do not have any plan or intention to acquire any such 5% or greater interest in any Sponsor in the future.

(i) No more than 50% of the gross fair market value of the assets of any Acquired Company is attributable to Owned Real Property.

2.10 Tangible Personal Property. Except as would not, individually or in the aggregate, be material to the Business, taken as a whole, one of the Acquired Companies or the Asset Sellers has good title to, a valid leasehold (if applicable in the relevant jurisdiction) interest in or a valid license to use, all of the tangible Acquired Assets or other tangible personal property primarily used in the conduct of the Business or owned or purported to be owned by it, free and clear of all Security Interests (other than Permitted Liens).

2.11 Real Property.

(a) Owned Real Property. Section 2.11(a) of the Disclosure Schedule lists the property address of all real property and interests in real property owned by any Acquired Company or included in the Acquired Assets (collectively, together with all buildings, improvements and fixtures located thereon and all appurtenances thereto, the “Owned Real Property”). With respect to each piece of Owned Real Property:

(i) the applicable Acquired Company or Asset Seller has good and marketable title (or the local equivalent) to such Owned Real Property, free and clear of Security Interests (other than Permitted Liens);

(ii) there are no pending or, to Sellers’ knowledge, threatened condemnation proceedings relating to such Owned Real Property;

(iii) there are no leases, subleases, licenses or agreements granting to any party or parties (other than PKI and its subsidiaries) the right of use or occupancy of any portion of such Owned Real Property; and

(iv) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property, or any portion thereof or interest therein.

(b) Leased Property. Section 2.11(b) of the Disclosure Schedule lists all real property leased or subleased to, or licensed by, any of the Acquired Companies or included in the Acquired Assets (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) for which the annual rent payment obligations under the applicable lease, sublease or license exceed $500,000. An Asset Seller or an Acquired Company has (and as of the Closing Buyer and its subsidiaries shall have) good and valid leasehold interests in each parcel of Leased Real Property, free and clear of Security Interests (other than Permitted Liens or any Security Interests arising out of any action, omission or circumstances of Buyer or any of its Affiliates). PKI has made available to Buyer correct and complete copies of the leases and subleases granting rights in and to the Leased Real Property (as amended to the date of this Agreement) listed therein (the “Leases”). With respect to each such Lease:

(i) the Lease is a valid, binding and enforceable obligation of PKI, the applicable Asset Seller or the applicable Acquired Company (as the case may be) and, to Sellers’ knowledge, each other party to such Lease, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses;

(ii) none of PKI, any Asset Seller, any Acquired Company or, to Sellers’ knowledge, any other party to the Lease is in material breach or default and, to Sellers’ knowledge, no event has occurred which, with notice or lapse of time or both, would constitute a material breach or default or permit termination, material modification or material acceleration thereunder; and

(iii) none of PKI, any Asset Seller or any Acquired Company has assigned, transferred, novated, conveyed, mortgaged, deeded in trust or encumbered any interest in the Leased Real Property.

(c) All buildings, structures, improvements, and fixtures located on the Real Property have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

2.12 Intellectual Property; Data Privacy and Security.

(a) Section 2.12(a) of the Disclosure Schedule lists all patents and patent applications, registered Trademarks and Trademark applications, registered copyrights and copyright applications within the Business IP that are material to the Business, taken as a whole (the “Designated Intellectual Property”). No material Designated Intellectual Property has been abandoned, and to Sellers’ knowledge, such material Designated Intellectual Property is (to the extent issued) valid and enforceable. Except as otherwise noted in Section 2.12(a) of the Disclosure Schedule, the applicable Asset Seller or the applicable Acquired Company exclusively owns all of the material Designated Intellectual Property and other material Business IP, free and clear of all Security Interests other than Permitted Liens. Except with respect to in-licensed Intellectual Property, each person that has created or invented any material Designated Intellectual Property or other material Intellectual Property included in the Business IP has assigned in writing to an Asset Seller or an Acquired Company all of their rights in same that do not vest initially in an Asset Seller or an Acquired Company by operation of Law; except that, with respect to any Intellectual Property that is co-owned by an Asset Seller or an Acquired Company and any other Person, this sentence only applies to such Asset Seller’s or Acquired Company’s ownership interest. The Sellers and Acquired Companies have taken commercially reasonable measures to maintain and protect the confidentiality of the trade secrets which are included in the Business IP and are material to the Business. “Business IP” means all Intellectual Property that is (i) included in the Acquired Assets, or (ii) owned or purported to be owned by an Acquired Company.

(b) No Acquired Company or, with respect to the Business, PKI or any of its Affiliates has been named in any pending (or threatened in writing) Proceeding which involves a claim of infringement or misappropriation of any Intellectual Property of any third party or challenging the ownership or validity of any Business IP, except, in each case, for any such Proceeding that would not reasonably be expected to be material to the Business, taken as a whole. The Business as presently conducted does not infringe or misappropriate any Intellectual Property of any third party and, to the Sellers’ knowledge, the Business IP is not being infringed or misappropriated by any third party, except, in each case, for any such infringement or misappropriation that would not reasonably be expected to be material to the Business, taken as a whole.

(c) Except as granted to third parties in the Ordinary Course of Business subject to confidentiality obligations, no third party has possession of, or any current or contingent right to access or possess, any proprietary source code that is included in the Business IP and material to the Business. The material software that is included in the material Business IP that is distributed or made available to third parties in connection with the product and services offerings of the Business does not incorporate or link to any open source software in a manner that would require the Asset Sellers or Acquired Companies to make their material proprietary source code available to third parties in a manner that would have a material adverse effect on the Business, taken as a whole.

(d) The Asset Sellers or the applicable Acquired Company has performed the obligations required to be performed by it under the terms of any agreement pursuant to which the Asset Seller or Acquired Company has rights in any Business IP, except for any failure to perform that would not have a Business Material Adverse Effect, and none of PKI, the other Asset Sellers, the Acquired Companies or, to Sellers’ knowledge, any third party is in default under any such agreement, except for any default that would not reasonably be expected to be material to the Business, taken as a whole.

(e) Other than rights and licenses granted in the ordinary course of business, none of PKI or any of its Affiliates has granted to any third party any license or right to the commercial use of any of the Business IP, except for such licenses or rights to commercial use that would not reasonably be expected to be material to the Business, taken as a whole.

(f) To Seller’s knowledge, since January 1, 2019, there have been no breaches, unauthorized uses of or unauthorized access to, outages, malfunctions or failures (“Breaches”) of such Systems (or any data, including any Personal Information stored therein or processed thereby), other than those that were resolved without material cost, liability or the duty to notify any person. The Asset Sellers and the Acquired Companies have taken commercially reasonable measures to protect such Systems and data against Breaches. “Personal Information” means information that directly or indirectly identifies or is reasonably capable of identifying an individual or household, and any other information defined as “personal data”, “personally identifiable information” or any similar term by applicable Law.

2.13 Contracts.

(a) As of the date hereof, except as set forth on Section 2.13(a) of the Disclosure Schedule, no Acquired Company and (with respect to the operation or conduct of the Business) neither PKI nor any Asset Seller is a party to, and the Acquired Assets do not include, any:

(i) agreement (or group of related written agreements with the same person or entity) for the lease of personal property from or to third parties providing for annual lease payments in excess of $2,500,000, other than agreements that can be terminated by PKI, such Acquired Company or such Asset Seller, as applicable, on 90 or fewer days’ notice without payment by PKI, such Acquired Company or such Asset Seller of any penalty;

(ii) (A) agreement (or group of related written agreements with the same person or entity) for the purchase of products, materials, equipment, services or other assets providing for annual payments by or to the Business or any Acquired Company in excess of $3,000,000, other than (1) any such contracts and agreements that can be terminated by PKI, such Acquired Company or such Asset Seller, as applicable, on 90 or fewer days’ notice without payment by PKI, such Acquired Company or such Asset Seller of any penalty and (2) any purchase orders providing for the supply of goods and services to the Business in the Ordinary Course of Business, with no other material terms, and (B) any agreement that is an Affiliate Business Relationship;

(iii) agreement establishing a partnership, joint venture, profit sharing or similar arrangement or that requires any Acquired Company or any of their Affiliates to make any investment in any Person;

(iv) agreement (or group of related written agreements with the same person or entity) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Closing Indebtedness the outstanding balance of which is more than $1,000,000 or under which it has imposed a Security Interest on any of the material assets, tangible or intangible of the Business, except for Permitted Liens;

(v) agreement (A) that prohibits the Business or any of its Affiliates from competing or engaging in any line of business or geographic area, (B) that grants the other party exclusivity or similar rights that materially limit the operations or conduct of the Business or any of its Affiliates, (C) that grants a right of first refusal, first offer or first negotiation status with respect to any material asset of the Business or any of its Affiliates (excluding inventory) or (D) that has any material “most favored nation” provisions with respect to pricing for any customer, supplier or vendor of the Business;

(vi) agreement for the employment of any executive officers of any Acquired Company or (with respect to any executive officer that is a Business Employee) any Asset Seller;

(vii) agreement for the employment of any Business Employee on a full-time or part-time basis providing base annual salary at a rate in excess of $200,000 during the fiscal year ended January 3, 2022, except (A) at-will offer letters that do not provide for severance and (B) any such agreement entered into to comply with applicable foreign Law;

(viii) severance, “stay pay” or termination agreement with any officer or other Business Employee other than any such agreement that is required by applicable foreign Law;

(ix) agreement for the sale of any Acquired Asset or any assets, rights or properties of any Acquired Company which involves a payment to be made to PKI or any of its subsidiaries in excess of $2,000,000, other than agreements for the sale of goods and services in the Ordinary Course of Business;

(x) agreement for the acquisition or disposition by any Acquired Company or any Asset Seller of any operating business or the equity interests of any other person or other business enterprise, other than acquisitions by any Asset Seller that have not or will not become integrated into the Business;

(xi) collective bargaining agreement or other similar agreement with any Employee Representative, whether or not on an industry level (“Collective Agreements”);

(xii) agreement involving any resolution or settlement of any actual or threatened Proceeding and providing for payments by the Business in excess of $500,000 or any material ongoing obligations or restrictions on the Business;

(xiii) material agreement licensing or granting rights in or rights to use Intellectual Property, data, or Systems, excluding (i) non-exclusive, “off the shelf,” unmodified inbound software licenses and (ii) non-exclusive outbound licenses provided to customers in the Ordinary Course of Business (including embedded software in products); and

(xiv) agreement for future capital expenditures of at least $500,000;

provided, however, that (A) no agreement referred to in clauses (i) through (x) above need be disclosed unless PKI, the applicable Acquired Company or the applicable Asset Seller currently has, or may in the future have, any rights or obligations thereunder and (B) Leases are not required to be disclosed in response to any provision of this Section 2.13(a) and shall not constitute Designated Contracts (as defined in Section 2.13(b)).

(b) PKI has made available to Buyer a correct and complete copy of each agreement (as amended to the date of this Agreement) required to be listed in Section 2.13(a) of the Disclosure Schedule (the “Designated Contracts”), other than agreements listed on Schedule 1.1(c)(vi). Each Designated Contract is a valid, binding and enforceable obligation of PKI or its applicable Affiliate(s), including the applicable Acquired Company or the applicable Asset Seller, as the case may be, and, to Sellers’ knowledge, of each other party thereto (except as the foregoing may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief, and other equitable remedies and those providing for equitable defenses), and there exists no defaults or breaches by PKI or its applicable Affiliate(s), including the applicable Acquired Company or the applicable Asset Seller, as the case may be, or, to Sellers’ knowledge, any other party thereto, except for any such failures to be valid, binding and enforceable or breaches or defaults that would not reasonably be expected to be material to the Business, taken as a whole. Since January 1, 2019, none of PKI or any of its Affiliates, including any Asset Seller or Acquired Company, has received any written notice of any actual or threatened termination or cancellation of any Designated Contract.

2.14 Litigation. Section 2.14 of the Disclosure Schedule lists, as of the date of this Agreement, each (a) judgment, Order, decree, stipulation, award or injunction specifically naming PKI or any other Asset Seller or any Acquired Company or any of their respective properties, rights, assets or businesses and relating to the Business and (b) claim, complaint, action, suit, Proceeding, hearing or investigation relating to the Business to which PKI, any Asset Seller or any Acquired Company is a party or, to Sellers’ knowledge, which is pending or threatened against PKI, any Asset Seller, the Business or any Acquired Company that, in the case of either clause (a) or (b), would or would reasonably be expected to result in a liability that would be material to the Business, taken as a whole. There are no (i) judgments, Orders, decrees, stipulations, awards or injunctions specifically naming PKI or any other Asset Seller or any Acquired Company or any of their respective properties, rights, assets or businesses and relating to the Business and (ii) claims, complaints, actions, suits, Proceedings, hearings or investigations relating to the Business to which PKI, any Asset Seller or any Acquired Company is a party or, to Sellers’ knowledge, which is pending or threatened against PKI, any Asset Seller, the Business or any Acquired Company that, in the case of either clause (i) or (ii), would have a Business Material Adverse Effect.

2.15 Labor and Employment Matters.

(a) PKI has provided to Buyer, and covenants and agrees to update not less than monthly through the Closing Date, a list that contains full and accurate details, with respect to each Business Employee of: (i) his or her date of hire; and (ii) all remuneration, incentives and emoluments (including any bonus or commission or overtime or shift premium entitlements or other allowances) payable (whether now or in the future).

(b) The Data Room contains copies of the following: (i) service agreements for all Business Employees earning a base salary in excess of USD 200,000 per annum or whose contracts cannot be terminated by notice of three or fewer months or which give rise to a claim for damages or post-employment compensation (other than any statutory severance), other than (A) at-will offer letters that do not provide for severance and (B) any such agreement entered into to comply with applicable foreign Law; (ii) representative samples of all pro-forma contracts of employment and statements of terms and conditions for different categories of Business Employees; and (iii) staff/employee handbooks and all other material procedures, schemes and policies of any Asset Seller or Acquired Company relating to any of the Business Employees.

(c) There are no individuals engaged by any Asset Seller or Acquired Company, whether directly or indirectly, who have alleged that their employment or service status with the Asset Seller or Acquired Company has been misclassified and/or threatened or commenced proceedings based on any such misclassification allegation in the last 12 months.

(d) Closing will not give rise to the payment of any remuneration, payments or benefits or any enhancements or accelerations thereof to any Business Employees whether in accordance with the standard terms and conditions of employment of such Business Employee or otherwise.

(e) Section 2.15(e) of the Disclosure Schedule lists, as of the date of this Agreement, each Collective Agreement relating to the Business to which PKI or any Asset Seller, Acquired Company or any other Affiliate of PKI is a party or is bound (including any such agreements at the national or industry level).

(f) None of PKI or any of its Affiliates (with respect to the Business) nor any of the Acquired Companies has experienced since January 1, 2019 (i) any material actual or, to Sellers’ knowledge, threatened strike, lockout, work stoppage, or other similar labor activity or collective bargaining disputes or (ii) material labor organizing activities and no such actions are threatened or pending. Since January 1, 2019, no material unfair labor practice charge, material industrial dispute, or material grievance has been pending or, to Sellers’ knowledge, threatened.

Except as set forth on Section 2.15(f) of the Disclosure Schedule, the consent or consultation of, or the rendering of formal advice by, any Employee Representative is not required by applicable Law or any agreement for PKI, any Seller, Acquired Company or other Affiliate of PKI to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(g) PKI and its Affiliates (with respect to the Business) and the Acquired Companies are, and have since January 1, 2019 been, in compliance with all applicable Laws regarding labor and employment, including (but not limited to) working time compliance, open-term/indefinite term requirements, fixed-term contracts, terms and conditions of employment, mobility practices, health and safety (including but not limited to any applicable Law concerning health and safety issues related to COVID-19), work injury, occupational safety, wages, overtime pay and hours, payment of social security contributions, social insurance and housing fund contributions and any other mandatory contributions, the classification of employees as exempt or non-exempt from overtime pay requirements, the provision of meal and rest breaks and the right to disconnect, equal pay, national minimum wage, child labor, immigration, employment discrimination, whistleblowing, harassment, disability rights or benefits, equal opportunity, plant closures and layoffs, termination of employment, affirmative action, workers’ compensation, labor relations, employee leave issues, calculation of holiday pay/annual leave, sick leave (including but not limited to under any applicable Laws concerning COVID-19-related paid sick leave or other benefits), employee privacy, non-compete and other post-termination restrictions, human rights, privacy rights, the use of non-employee contractors, labour dispatch and the proper classification of individuals as nonemployee contractors or consultants, except for such failures to comply that, individually or in the aggregate, are not reasonably likely to be material to the Business, taken as a whole. PKI, the Asset Sellers, each Acquired Company and any other Affiliate of PKI are not delinquent in payment to any current or former Business Employees or individual independent contractors who provides or, since January 1, 2019, provided services to the Business for any material payment or material amounts required to be reimbursed or otherwise paid, except for any arrearages occurring in the Ordinary Course of Business. Since January 1, 2019, there has been no material action, complaint, charge, inquiry, audit, arbitration, proceeding or investigation by or on behalf of any employee, prospective employee, former employee or Employee Representative, or social security authorities or labor authorities, or otherwise relating to arising from PKI’s or its Affiliates’ (with respect to the Business) or any Acquired Company’s labor or employment policies or practices, pending or, to Sellers’ knowledge, threatened.

(h) Since January 1, 2019, none of PKI or any of its Affiliates (with respect to the Business) nor any Acquired Company has closed any site of employment or effectuated any material group layoffs or redundancies, nor has PKI or any of its Affiliates (with respect to the Business) any Acquired Company planned or announced any such action or program for the future.

(i) Since January 1, 2019, (i) no director, officer or management level employee of any PKI or any of its Affiliates (with respect to the Business) or any Acquired Company has (A) been the subject of an allegation of sexual harassment or assault of any current or former employee, applicant for employment or independent contractor of PKI or any of its Affiliates or (B) to Sellers’ knowledge, engaged any such conduct with respect to any current or former employee, applicant for employment or independent contractor of PKI or any of its Affiliates, and (ii) none of PKI or any of its Affiliates (with respect to the Business) or Acquired Company has entered into any settlement agreements related to allegations of sexual harassment or misconduct by any employee of PKI or any of its Affiliates.

2.16 Employee Benefits.

(a) Section 2.16(a) of the Disclosure Schedule contains a complete and accurate list, as of the date of this Agreement, of all Business Benefit Plans (as defined below) that are material to the Business, as determined by country (with respect to the ten largest jurisdictions by population of Business Employees), which list will be updated within 15 Business Days following the date hereof to identify all such Business Benefit Plans that are Acquired Benefit Plans. The list also separately identifies whether any such Business Benefit Plans are defined benefit pension or termination indemnity plans. For purposes of this Agreement, “Business Benefit Plan” means Employee Benefit Plans (as defined below) and Foreign Benefit Plans (as defined below) maintained, or contributed to, by any Asset Seller or any Acquired Company or in respect of which any Acquired Company, or Asset Seller (in respect of any Business Employee), could reasonably be expected to have any material liability. For purposes of this Agreement, “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement, policy, program or arrangement involving direct or indirect compensation or benefits, including insurance coverage, severance, change in control and retention benefits, medical, dental, vision, specialty medical, life or disability benefits, vacation and paid time off, fringe benefits, pension, termination indemnity, gratuity, deferred compensation, incentive bonuses, equity options, equity purchase, restricted share awards, phantom equity, equity appreciation or other forms of incentive compensation or benefits or post-retirement compensation or benefits, in each case, sponsored, maintained or contributed to by any Asset Seller or any Acquired Company or any of their respective ERISA Affiliates for the benefit of current or former Business Employees (and their respective beneficiaries) who are or were employed in the United States and with respect to which any Asset Seller or any Acquired Company or any of their respective ERISA Affiliates has or may reasonably be expected to have any present or future liability. For purposes of this Agreement, “Foreign Benefit Plan” means any employee pension benefit plan, any employee welfare benefit plan, and any other written or oral plan, agreement, policy, program, commitment or arrangement, whether of an individual or collective nature, involving direct or indirect compensation or benefits, including insurance coverage, severance, change in control and retention benefits, medical, dental, vision, specialty medical, life or disability benefits, pension, termination indemnity, gratuity, deferred compensation, other benefits linked to age or length of service (including but not limited to jubilee benefits), incentive bonuses, equity options, equity purchase, restricted share awards, phantom equity, equity appreciation or other forms of incentive compensation or benefits or post-retirement compensation or benefits, in each case, sponsored, maintained or contributed to by any Asset Seller or any Acquired Company or any of their respective ERISA Affiliates for the benefit of current or former Business Employees (and their respective beneficiaries) who are or were employed in jurisdictions outside of the United States other than any social security or other governmental plans and with respect to which any Asset Seller or any Acquired Company or any of their respective ERISA Affiliates has or may reasonably be expected to have any present or future liability. For purposes of this Agreement,

“ERISA Affiliate” means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes an Asset Seller or an Acquired Company or any entity that is treated as a single employer under “common control” with any Asset Seller or Acquired Company under Section 4001(b)(1) of ERISA. Complete and accurate copies of all Business Benefit Plans (except for those described in Section 1.1(e)(iv)), in effect as of the date of this Agreement (or a written description to the extent such material Business Benefit Plan is not in writing), all material related trust agreements, insurance contracts and summary plan descriptions, in respect of Acquired Defined Benefit Plans, a copy of the latest actuarial report or valuation of such plan and an accurate statement of the value of the liabilities of such plans which are attributable to New Buyer Employees and, with respect to each qualified retirement plan, a favorable Internal Revenue Service determination or opinion letter have been, or will within fifteen (15) Business Days of the date hereof be, made available to Buyer. Each Business Benefit Plan has been administered in accordance with its terms and the applicable Asset Seller or the applicable Acquired Company, as the case maybe, has met its obligations with respect to such Business Benefit Plan, except for any failure to so administer or so meet its obligations that would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. With respect to the Business Employees, each Asset Seller and each Acquired Company, and each such Business Benefit Plan, is and at all times has been, in compliance in all material respects, where applicable, with the applicable provisions of all Laws, including ERISA and the Code applicable to the Business Benefit Plans and provision of benefits to employees, any Laws requiring an employer to enroll its employees in a pension plan or provide a minimum level of pension benefits, and any Laws with regard to the restructuring, replacement and/or closing of pension plans. All material contributions required to be made to the Acquired Benefit Plans have been timely invoiced and made or properly accrued on PKI or its Affiliate’s financial statements in accordance with U.S. GAAP.

(b) As of the date of this Agreement, there are no termination proceedings or other claims (except claims for benefits payable in the normal operation of the Business Benefit Plans and proceedings with respect to qualified domestic relations orders), suits or proceedings against or involving any Business Benefit Plan or asserting any rights or claims to benefits under any Business Benefit Plan, or, to Sellers’ knowledge, investigations by any Governmental Entity involving any Business Benefit Plan, except for any such termination proceedings or other claims, suits, proceedings or investigations that would not, individually or in the aggregate, reasonably be expected to result in material liability to the Buyer Group or any of the Acquired Companies. To Sellers’ knowledge, no fact or circumstance exists that could give rise to any such termination proceeding, claim or investigation.

(c) The Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination or opinion letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to Sellers’ knowledge, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of any such Employee Benefit Plan. The Foreign Employee Benefit Plans that are intended to be registered, approved or tax-qualified by any taxation or other regulatory authority have been so registered or approved and, to Sellers’ knowledge, no event has occurred that would reasonably be expected to result in the loss of the approved, registered or tax-qualified status of any such Foreign Employee Benefit Plan.

(d) There are no unfunded obligations under any Employee Benefit Plan other than an Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, providing welfare benefits after termination of employment to any Business Employee (or to any beneficiary of any such employee), excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable Laws, and other than unfunded obligations which would not reasonably be expected to result in a material liability to the Buyer Group or any of the Acquired Companies. The Foreign Benefit Plans are funded to the extent required by applicable Law.

(e) Except as described or identified in Section 2.16(e) of the Disclosure Schedule, none of the Sellers, the Acquired Companies or any of their respective ERISA Affiliates sponsors, maintains or contributes to, or in the last six years prior to the date of this Agreement, has sponsored, maintained, contributed to or been required to contribute to, and no Employee Benefit Plan is subject to, Title IV of ERISA or is, or has been in the last six years prior to the date of this Agreement, a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(f) Neither the execution, delivery or performance of this Agreement nor the consummation of the transaction contemplated by this Agreement will (alone or in combination with any other event, including a termination of employment of a Business Employee) result in (i) an increase in the amount of compensation or benefits due, acceleration of the vesting or timing of payment of any compensation or benefits payable to, or any loan or advance forgiveness to or in respect of, any Business Employee, in each case, for which Buyer Group or any Acquired Company could reasonably be expected to have any material liability, or (ii) any material increased or accelerated funding or payment obligation with respect to any Acquired Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein (whether alone or in connection with any other event) will result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” of PKI or any of its Affiliates within the meaning of Section 280G of the Code. No Business Benefit Plan provides for any gross-up payment with respect to Taxes pursuant to Section 4999, Section 409A of the Code or otherwise to any Business Employee.

2.17 Environmental Matters.

(a) When used in this Agreement, the following terms have the meanings provided below.

(i) “CERCLA” shall mean the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and analogous foreign Laws.

(ii) “Release” shall have the meaning assigned to that term under CERCLA and analogous foreign Laws.

(iii) “Environment” shall have the meaning assigned to that term under CERCLA and analogous foreign Laws.

(iv) “Materials of Environmental Concern” means any (i) hazardous substance, pollutant or contaminant, as those terms are defined under CERCLA and analogous foreign Laws, (ii) solid waste and hazardous waste, as those terms are defined in the Federal Resource Conservation and Recovery Act and analogous foreign Laws, (iii) oil, petroleum and petroleum products, per and polyflouralkyl substances, polychlorinated biphenyls, and asbestos, and (iv) other material, substance or waste for which liability or standards of conduct are imposed under any Environmental Law.

(v) “Environmental Law” means any Law or Order relating to the Environment, pollution, or occupational or public health and safety, including any pertaining to (A) treatment, storage, disposal, transportation or generation of, or exposure to, Materials of Environmental Concern; (B) air, water and noise pollution; (C) groundwater and soil contamination; or (D) the Release or threatened Release of Materials of Environmental Concern.

(vi) “Environmental Matters” means any obligation or liability arising under any Environmental Law.

(vii) “Off-Site Liabilities” means Environmental Matters resulting from any transportation, treatment, storage, disposal or Release, or the arrangement therefor of any Materials of Environmental Concern by the Business or any Acquired Company, or any agent or contractor of the Business or any Acquired Company, to or at any property, location, site or facility other than a Business Property.

(viii) “Business Properties” means any and all facilities and properties owned, leased, occupied or operated by the Business or any Acquired Company, including the real property subject to the Leases.

(b) Except as described or identified in Section 2.17(b) of the Disclosure Schedule:

(i) The Acquired Companies, PKI and its other Affiliates (with respect to the Business) and the operations at the Business Properties are and have been in compliance in all material respects with all applicable Environmental Laws;

(ii) (A) As of the date of this Agreement there is no pending civil or criminal litigation, written notice of violation or Proceeding, investigation or information request under or relating to any Environmental Law involving the Business, any Acquired Company or any of the Business Properties (including any facility or property formerly owned, occupied, leased or operated by PKI, any Acquired Company, any Asset Seller or other Affiliates of PKI with respect to the Business), nor has any Acquired Company, or PKI or any of its other Affiliates with respect to the Business, received any written notice alleging any violation of or liability under any Environmental Law, except for such litigation, notice, proceeding, investigation or information request that is not, and would not be, material to the Business, taken as a whole and (B) there is no pending civil or criminal litigation, written notice of violation or Proceeding, investigation or information request under or relating to any Environmental Law involving the Business, any Acquired Company or any of the Business Properties (including any facility or property formerly owned, occupied, leased or operated by PKI, any Acquired Company, any Asset Seller or other Affiliates of PKI with respect to the Business), nor has any Acquired Company, or PKI or any of its other Affiliates with respect to the Business, received any written notice alleging any violation of or liability under any Environmental Law, except for such litigation, notice, proceeding, investigation or information request that would not have a Business Material Adverse Effect; and

(iii) PKI, the applicable Asset Seller or the applicable Acquired Company has obtain and maintained, and is and has been in compliance with, all those permits, licenses, authorizations and approvals required under Environmental Law to operate the Business, including as currently operated by PKI, such Asset Seller or Acquired Company, as the case may be, except for any such permits, licenses, authorizations or approvals the absence of which are not, and would not be, material to the Business, taken as a whole.

(c) Except as described or identified in Section 2.17(c) of the Disclosure Schedule:

(i) with respect to the Business, the Acquired Companies and the Business Properties (including any facility or property formerly owned, occupied, leased or operated by PKI, any Acquired Company, any Asset Seller or other Affiliates of PKI with respect to the Business), there is no existing or threatened order or claim requiring the investigation or remediation of a Release of Materials of Environmental Concern that is, or would be, material to the Business, taken as a whole;

(ii) there has been no Release of, contamination by, or exposure of any Person to any Material of Environmental Concern that has given or would give rise to any material liability under Environmental Law for the Business or any Acquired Company; and

(iii) with respect to PKI, each Asset Seller, each Acquired Company and each other Affiliate of PKI, there is no existing or threatened claim for Off-Site Liabilities relating to the Business or any Acquired Company that is, or would be, material to the Business, taken as a whole.

(d) PKI and its Affiliates have provided to Buyer all material environmental assessments, audit, reports and other material documents in their possession or control relating to the Business or the Acquired Companies (including any current or former facilities, properties, operations or businesses thereof).

2.18 Legal Compliance. Each Acquired Company and (with respect to the Business and the Acquired Assets) PKI and each Asset Seller is (and has since January 1, 2019 been) in compliance in all material respects with all applicable Laws and all Privacy Policies. Between January 1, 2019 and the date of this Agreement, none of PKI, the Asset Sellers or any Acquired Company has received written notice of any pending (or to the knowledge of Sellers, threatened in writing) Proceeding, inspection, audit, inquiry, warning letter, untitled letter, notice of inspectional observations, letter of admonition, notice of adverse finding or similar communication relating to the Business alleging any failure to so comply, or any actual or alleged violation of such Laws, other than those that do not or are not reasonably expected to result in a liability that is material to the Business, taken as a whole, or prevent or delay past the Outside Date the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement. Since January 1, 2019, none of PKI, the Asset Sellers or any Acquired Company has received written notice of any pending (or to the knowledge of Sellers, threatened in writing) Proceeding, inspection, audit, inquiry, warning letter, untitled letter, notice of inspectional observations, letter of admonition, notice of adverse finding or similar communication relating to the Business alleging any failure to so comply, or any actual or alleged violation of such Laws, other than those that would not have a Business Material Adverse Effect, or prevent or delay past the Outside Date the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement. Each Acquired Company and (with respect to the Business and the Acquired Assets) PKI and each Asset Seller is and has been in compliance with (a) the federal Controlled Substances Act and equivalent Laws thereto in jurisdictions in which the Business operates and in which the Business researches, develops, manufactures, produces, processes, packages, assembles, stores, distributes, sells, offers for sale, labels, promotes, tests, markets, and supplies products and services, including any cannabis and hemp Laws or food and drug Laws, and (b) all applicable Laws related to money laundering and proceeds of crime. Neither PKI nor any of its Affiliates is party to, or otherwise bound by or subject to any settlement agreement, consent decree or similar agreement with any Governmental Entity related to any product or service that restricts the manner in which any Acquired Company or the Business conduct their business in any material respect.

2.19 Permits. PKI, the Asset Sellers and each Acquired Company possess all material permits, licenses, franchises, approvals, certificates and authorizations from any Governmental Entity that are required to conduct the Business as currently conducted (the “Permits”), none of PKI, the Asset Sellers or any Acquired Company is (or has since January 1, 2019 been) in violation of or default under any such Permit, and no such Permit will be revoked, withdrawn, suspended, or terminated prior to its normal expiration date or not renewed solely as a result of the consummation of the transactions contemplated by this Agreement, except, in each case, for any failure to maintain or possess or any violation, default, revocation, withdrawal, suspension, termination or renewal that, individually or in the aggregate, would not and would not reasonably be expected to be material to the Business, taken as a whole. Except as set forth on Section 2.19 of the Disclosure Schedule, all material Permits are in good standing and in full force and effect. No Proceeding is pending or, to the knowledge of the Sellers, threatened in writing that would reasonably be expected to result in, the revocation, cancellation or suspension of any such Permit the loss of which would reasonably be expected to be material to the Business, taken as a whole.

2.20 Business Relationships with Affiliates. Section 2.20 of the Disclosure Schedule lists any agreements whereby PKI or any of its subsidiaries (other than any Acquired Company) directly or indirectly (a) owns any property or right, tangible or intangible, which is used in and material to the Business, taken as a whole, (b) has any material claim or cause of action against any Acquired Company, (c) owes any material amount of money to, or is owed any material amount money by, any Acquired Company, other than (i) pursuant to the agreements and instruments contemplated by the Pre-Closing Transactions or (ii) intercompany loans or other arrangements which will be settled at or prior to, or otherwise will not survive, the Closing or (d) provides or supplies to or manufactures for any Acquired Company, or purchases from any Acquired Company, products, goods or supplies, annual payments under which are in excess of $250,000 per year (such agreements, “Affiliate Business Arrangements”).

2.21 Brokers’ Fees. Except for the fees payable to Goldman Sachs & Co. LLC (which shall be the obligation of PKI), no Seller or Acquired Company has, and the Assumed Liabilities do not include, any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.22 Products Liability. Except as would not reasonably be expected to result in a liability that is material to the Business, taken as a whole, between January 1, 2019 and the date of this Agreement, (a) none of the Acquired Companies, or (with respect to the Business) PKI or any other Asset Seller has received written notice of any demand, claim, action, suit, inquiry, hearing, Proceeding, notice of violation, inspection, audit or investigation from, by or before any Governmental Entity or other third party relating to any product of the Business (including the development, research, manufacturing, testing, processing, storing, distributing, packaging, labeling, promotion, marketing and advertising related thereto), or claim or lawsuit involving a product of the Business which is currently pending or, to Sellers’ knowledge threatened, by any person, (b) no product recall, withdrawal, removal, seizure, import alert, import refusal or post-sale warning is under consideration by PKI, any Acquired Company or any Asset Seller with respect to any product of the Business or is pending or, to the knowledge of Sellers, threatened, and to the knowledge of the Sellers, there are no design defects with respect to any of the Business’ products, and (c) all current products of the Business complied and comply with applicable Laws. Except as would not have a Business Material Adverse Effect, since January 1, 2019, (a) none of the Acquired Companies, or (with respect to the Business) PKI or any other Asset Seller has received written notice of any demand, claim, action, suit, inquiry, hearing, Proceeding, notice of violation, inspection, audit or investigation from, by or before any Governmental Entity or other third party relating to any product of the Business (including the development, research, manufacturing, testing, processing, storing, distributing, packaging, labeling, promotion, marketing and advertising related thereto), or claim or lawsuit involving a product of the Business which is currently pending or, to Sellers’ knowledge threatened, by any person, (b) no product recall, withdrawal, removal, seizure, import alert, import refusal or post-sale warning is under consideration by PKI, any Acquired Company or any Asset Seller with respect to any product of the Business or is pending or, to the knowledge of Sellers, threatened, and to the knowledge of the Sellers, there are no design defects with respect to any of the Business’ products, and (c) all current products of the Business complied and comply with applicable Laws.

2.23 Entire Business; Sufficiency of the Assets.

(a) Except for the rights granted to Buyer under this Agreement, the Ancillary Agreements and any Deferred Items, the Acquired Assets, the assets of the Acquired Companies, and the Equity Interests collectively are (i) sufficient assets for Buyer to conduct the Business immediately following the Closing in all material respects as currently conducted and (ii) are all of the material assets, rights and properties owned by PKI and its Affiliates primarily related to the Business as currently conducted.

(b) The Asset Sellers own and have good and valid title to, or a leasehold interest in, or a valid license to use each of the Acquired Assets, free and clear of all Security Liens (other than Permitted Liens). Upon the delivery of and payment for the Acquired Assets in accordance with the terms of this Agreement, Buyer and its Affiliates will acquire, good and valid title to, or in the case of leased property, valid leasehold interest in, all of the Acquired Assets, free and clear of all Security Interests, other than Permitted Liens or any Security Interests arising out of or related to any action or omission or circumstance of Buyer or any of its Affiliates.

(c) As of immediately prior to the Closing, PKI and its Affiliates (other than the Asset Sellers) will not own, lease, operate, control or hold a license or otherwise have a right to use any of the Acquired Assets. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole, the Acquired Assets that are tangible assets of any kind or description have been and are in reasonably good operating condition, working order and repair, subject to ordinary wear and tear, and suitable in all material respects for the purpose for which they are being used in the Business immediately prior to the Closing.

(d) Except as contemplated by the Buyer Service Schedules (as defined in the Transition Services Agreement) to the Transition Services Agreement, the Acquired Companies operate only the Business (and no other operations or businesses) and all Excluded Liabilities that are held by them will, as of the Closing, have been transferred to or assumed by PKI or any of its Affiliates (other than the Acquired Companies).

2.24 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, each of the Sellers shall be able to pay its debts as they become due. No transfer or disposition of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any Seller.

2.25 Anti-Corruption & Trade Control Matters.

(a) When used in this Agreement, the following terms have the meanings provided below.

(i) “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, and the provisions of any other applicable domestic or foreign anti-corruption or anti-bribery Laws.

(ii) “Export Control Laws” means the U.S. Export Control Reform Act and other similar export control Laws, including the Export Administration Regulations and ITAR.

(iii) “Import Laws” means all applicable Laws relating to customs and imports administered by the U.S. Customs and Border Protection or any other applicable import authority.

(iv) “ITAR” means the International Traffic in Arms Regulations (22 CFR parts 120–130).

(v) “Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (as of the date hereof, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

(vi) “Sanctioned Person” means (i) any Person that is listed on any sanctions list administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, including the Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List; (ii) any Person that is otherwise the subject or target of Sanctions Laws; (iii) any entity that is, in the aggregate, 50 percent or greater owned or controlled by a Person or Persons described in clauses (i) or (ii); or (iv) any Person that is located, organized, or resident in a Sanctioned Country.

(vii) “Sanctions Laws” means all Laws relating to economic or trade sanctions administered or enforced by the United States, the United Nations Security Council, the European Union or any member state thereof, the United Kingdom or any other applicable sanctions authority.

(viii) “Trade Control Laws” means Export Control Laws, Import Laws, and Sanctions Laws.

(b) Except as set forth on Section 2.25 of the Disclosure Schedule, no Acquired Company, nor (with respect to the Business) PKI or any of its Affiliates, nor any of its officers or directors, nor, to the knowledge of the Sellers, employees or agents acting on behalf of any Acquired Company or the Business has in the last five years; (i) violated the U.S. Foreign Corrupt Act of 1977 or other Anti-Corruption Laws; or (ii) directly or indirectly made any payment of cash or other thing of value to any employee or official of a Governmental Entity for purposes of obtaining or retaining business with such Person in violation of Anti-Corruption Laws.

(c) Except as set forth on Section 2.25 of the Disclosure Schedule, no Acquired Company nor (with respect to the Business) PKI or any of its Affiliates, nor any of its officers or directors, nor to the knowledge of the Sellers, any employee acting on behalf of any Acquired Company or the Business, is currently, or has been while so acting in the last five years: (i) a Sanctioned Person, (ii) organized or resident in a Sanctioned Country, or (iii) engaging in any dealings or transactions with any Sanctioned Person, or in any Sanctioned Country. Each Acquired Company and (with respect to the Business) PKI and each of its other Affiliates, is, and at all times during the past five years has been in compliance with all Trade Control Laws.

(d) Except as set forth on Section 2.25 of the Disclosure Schedule, in the five years prior to the date of this Agreement, none of PKI or any of its Affiliates have, in connection with or relating to any Acquired Company or the Business, received any written notice or inquiry from any Governmental Entity, regarding any actual or alleged violation of Anti-Corruption

Laws or Trade Control Laws. PKI and each of its Affiliates has implemented and maintains in effect, or is otherwise subject to, policies and procedures designed to promote, with respect to the Business, compliance by it and its directors, officers, employees, and agents with Anti-Corruption Laws and Trade Control Laws.

(e) No Acquired Company or the Business (if the Business were a “person” as defined in the ITAR) (i) is, or is required to be, registered with the United States Department of State Directorate of Defense Trade Controls under the ITAR; (ii) manufactures, exports (including any deemed exports to foreign persons), brokers either in the United States or abroad, or imports into the United States items (including technical data), that would be considered a defense article if subject to the ITAR; or (ii) engages in any activity, either in the United States or abroad, that would be considered a defense service if subject to the ITAR.

2.26 No Other Representations or Warranties. PKI hereby acknowledges and agrees that, except for the representations and warranties set forth in ARTICLE III or in any certificate, document or instrument delivered hereunder (in each case, as qualified and limited by the Disclosure Schedule), (a) neither Buyer nor any of its subsidiaries, nor any of their respective stockholders, directors, officers, employees, agents, Representatives or advisors, nor any other person or entity, has made or is making any express or implied representation or warranty with respect to Buyer and (b) neither Buyer nor any of its subsidiaries, nor any of their respective stockholders, directors, officers, employees, agents, Representatives or advisors, nor any other person or entity, will have or be subject to any liability or indemnification or other obligation of any kind or nature to PKI or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, resulting from the delivery, dissemination or any other distribution to PKI or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, or the use by PKI or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, of any such information provided or made available to any of them by Buyer or any of its subsidiaries, or any of their respective stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity. Notwithstanding anything to the contrary herein, nothing in this Agreement shall limit or be deemed to limit any liability of Buyer for Fraud.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to PKI that:

3.1 Organization. Buyer is a limited partnership duly organized, validly existing and in good standing under the Laws of the state of its incorporation.

3.2 Authorization of Transaction. Buyer has all requisite company power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer and the performance by Buyer of this Agreement and the Ancillary Agreements and its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary company action on the part of Buyer. This Agreement has been, and the Ancillary Agreements (when executed and delivered by Buyer) will be, duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes, and that the Ancillary Agreements (when executed and delivered by PKI and the applicable Sellers) will constitute, the valid and binding obligations of PKI and such Sellers, constitute or (when executed and delivered) will constitute the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.3 Noncontravention. Subject to compliance with the applicable requirements of the Hart-Scott-Rodino Act and applicable Antitrust Laws and FDI Laws, neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, will:

(a) conflict with or violate any provision of the charter, bylaws or other organizational documents of Buyer;

(b) require on the part of Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to prevent, or materially impair or delay, the ability of Buyer to consummate the transactions contemplated by this Agreement (a “Buyer Material Adverse Effect”);

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Security Interest (other than a Permitted Lien) to which Buyer is a party or by which Buyer is bound or to which any of its assets are subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver which would not reasonably be expected to result in a Buyer Material Adverse Effect; or

(d) violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, Buyer or any of its properties or assets, except for any violation that would not reasonably be expected to result in a Buyer Material Adverse Effect.

3.4 Broker’s Fees. Buyer has not incurred any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Sellers or, if the Closing does not occur, any Acquired Company would be liable.

3.5 Litigation. There are no actions, suits, claims or legal, administrative or arbitratorial proceedings pending against, or, to Buyer’s knowledge, threatened against, Buyer that would reasonably be expected to result in a Buyer Material Adverse Effect.

3.6 Investment Intent. Buyer is acquiring the Equity Interests for investment for its own account and not with a view to the distribution of any part thereof. Buyer acknowledges that the Equity Interests have not been registered under U.S. federal or any applicable state securities Laws or the Laws of any other jurisdiction and cannot be resold without registration under such Laws or an exemption therefrom. Buyer further acknowledges that (a) it has knowledge and experience in financial and business matters, that it is capable of evaluating the merits and risks of an investment in the Equity Interests, and that it can bear the economic risk of an investment in the Equity Interests and (b) it has had the opportunity to conduct an independent due diligence review of the Business.

3.7 Financing.

(a) Buyer has delivered to PKI complete and correct copies, including all exhibits and schedules thereto, of (i) a fully executed commitment letter and Redacted Fee Letter dated as of the date of this Agreement (the “Debt Commitment Letters”), pursuant to which the financial institutions party thereto have committed, upon the terms and subject only to the conditions set forth therein, to provide debt financing in the amounts set forth therein; and (ii) a fully executed commitment letter dated as of the date hereof from the Sponsors (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Commitment Letters”), pursuant to which the Sponsors have committed, upon the terms and subject only to the conditions set forth therein, to make an equity investment in Buyer in cash in the aggregate amount set forth therein, in each case for purposes of financing the transactions contemplated by this Agreement and the related fees and expenses to be incurred by Buyer in connection therewith and to be paid at the Closing. The financing contemplated pursuant to the Debt Commitment Letters is hereinafter referred to as the “Debt Financing” and the financing contemplated pursuant to the Equity Commitment Letter is hereinafter referred to as the “Equity Financing.” The financing contemplated pursuant to the Commitment Letters collectively is hereinafter referred to as the “Financing.” For purposes of this Agreement, “Redacted Fee Letter” means a fee letter from a financing source in which the only redactions relate to fees and the economic elements of the “market flex” provisions and “securities demand” provisions, provided that such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or other funding being made available by such financing source or reduce the amount of the Debt Financing.

(b) As of the date hereof, the Commitment Letters are in full force and effect and, with respect to the Debt Commitment Letter, assuming due authorization, execution and delivery by the parties thereto other than the Buyer and its Affiliates, are legal, valid and binding obligations of Buyer and (in the case of the Equity Commitment Letter) the Sponsors and, to the knowledge of Buyer, the other parties thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses. As of the date of this Agreement, (i) the

Commitment Letters have not been amended or modified, (ii) no such amendment or modification is contemplated (except for the addition as parties to the Debt Commitment Letter of lenders, lead arrangers, bookrunners, agents, managers or similar entities who have not executed the Debt Commitment Letter as of the date hereof), (iii) none of the respective obligations and commitments contained in such letters have been withdrawn, terminated or rescinded in any respect and (iv) to the knowledge of Buyer, no such withdrawal, termination or rescission is contemplated. Buyer has fully paid any and all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date hereof. As of the date of this Agreement, to the knowledge of Buyer, no event has occurred which would constitute a breach or default under the Commitment Letters. Assuming satisfaction or waiver of the conditions set forth in Article V and the accuracy of the representations and warranties in Article II, as of the date of this Agreement, the only conditions precedent or other contingencies (including market “flex” provisions) related to the obligations of the Sponsors to fund the full amount of the Equity Financing and the lenders to fund the full amount of the Debt Financing are those expressly set forth in the Equity Funding Letter and the Debt Commitment Letter, respectively. Assuming satisfaction or waiver of the conditions set forth in Article V, as of the date of this Agreement, Buyer does not have reason to believe that (A) it or any of the other parties to the Commitment Letters will be unable to satisfy on a timely basis any term or condition of the Commitment Letters required to be satisfied by it or (B) the conditions thereof will not otherwise be satisfied or that the full amount of the Financing will not be available on the Closing Date. Other than customary fee letters with respect to the Debt Financing, as of the date of this Agreement, there are no side letters or other contracts or arrangements to which Buyer, Sponsor or any of their respective Affiliates is a party related to the Financing that would reasonably be expected to adversely affect the availability or amount of the Financing on the Closing Date other than as expressly set forth in the Commitment Letters and delivered to PKI prior to the date hereof. Assuming the Financing is funded in accordance with the Commitment Letters, the satisfaction or waiver of the conditions set forth in Article V, the aggregate net proceeds of the Financing (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter), will in the aggregate be sufficient to enable Buyer to pay in cash all amounts required to be paid by it at Closing in connection with the transactions contemplated by this Agreement, including the Purchase Price and all payments, fees and expenses of Buyer related to or arising out of the transactions contemplated by this Agreement (the aggregate amount of the foregoing, the “Required Amount”).

(c) The equity investment by the Sponsors under the Equity Commitment Letter is not subject to any condition other than as set forth in the Equity Commitment Letter. PKI is an express third-party beneficiary of the Equity Commitment Letter to the extent set forth in the Equity Commitment Letter.

3.8 Solvency. Buyer is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of Buyer or any of its subsidiaries or any of their respective Affiliates or of any of the Acquired Companies. Assuming (i) satisfaction or waiver of the conditions to Buyer’s obligation to consummate the Closing set forth in Article V of this Agreement, (ii) the accuracy of the representations and warranties set forth in this Agreement and (iii) the estimates, projections or forecasts provided by PKI or its Affiliates to

Buyer prior to the date hereof were, at the time such estimates, projections or forecasts were prepared, prepared in good faith on assumptions that were reasonable, then immediately after giving effect to the transactions contemplated by this Agreement and the Closing, any alternative financing incurred in accordance with Section 4.6 and the payment of the aggregate Purchase Price, payment of all amounts required to be paid at Closing in connection with the consummation of the transactions contemplated by this Agreement, and payment of all related fees and expenses of Buyer at the Closing, Buyer will be Solvent as of the Closing and immediately after the consummation of the transactions contemplated by this Agreement. For the purposes of this Agreement, the term “Solvent”, when used with respect to any entity, means that, as of any date of determination, (a) the fair value of the assets of such entity and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such entity and its subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such entity and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such entity and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such entity and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date and (d) such entity and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

3.9 Limited Guarantee. Concurrently with the execution of this Agreement, Buyer has delivered to PKI the duly executed Sponsor Guarantee as in effect on the date hereof. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Sponsor under the Sponsors Guarantee.

3.10 Management Agreements. Buyer has provided PKI with true, correct and complete copies of any contracts and agreements in existence on the date hereof and as of the Closing Date (as applicable) between Buyer or any of its Affiliates, on the one hand, and any Business Employee, on the other hand, that would become effective upon the consummation of the transactions contemplated by this Agreement.

3.11 R&W Insurance Policy. Prior to the Closing, Buyer will have entered into a binder agreement providing for the issuance of a buyer-side representations and warranties insurance policy with respect to the representations and warranties set forth in Article II issued by a nationally recognized provider of representations and warranties insurance (the “R&W Insurer”) for the benefit of Buyer and any additional insureds named by Buyer(the “R&W Insurance Policy”), and shall have provided a copy of such R&W Insurance Policy, together with any side letters or other arrangements related to the insuring of the transactions contemplated hereby that are adverse to PKI. As of the Closing Date, Buyer shall have paid any fees payable in connection with the R&W Insurance Policy that are due as of or prior to the Closing.

3.12 No Other Representations or Warranties. Buyer hereby acknowledges and agrees that, except for the representations and warranties set forth in ARTICLE II or in any certificate, document or instrument delivered hereunder (in each case, as qualified and limited by the Disclosure Schedule), (a) neither PKI nor any of its subsidiaries, nor any of their respective stockholders, directors, officers, employees, agents, Representatives or advisors, nor any other person or entity, has made or is making any express or implied representation or warranty with respect to the Business, the Acquired Companies or the Equity Interests, including with respect to any information provided or made available to Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, and (b) neither PKI nor any of its subsidiaries, nor any of their respective stockholders, directors, officers, employees, agents, Representatives or advisors, nor any other person or entity, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, resulting from the delivery, dissemination or any other distribution to Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, or the use by Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, of any such information provided or made available to any of them by PKI or any of its subsidiaries, or any of their respective stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, in “data rooms,” confidential information memoranda or management presentations, whether in anticipation or contemplation of the transactions contemplated by this Agreement or otherwise, and (except for the express representations and warranties of PKI set forth in ARTICLE II or in any certificate, document or instrument delivered at the Closing pursuant to the terms of this Agreement (in each case as qualified and limited by the Disclosure Schedule)) none of Buyer, or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, has relied on any such information (including the accuracy or completeness thereof). Notwithstanding anything to the contrary herein, nothing in this Agreement shall limit or be deemed to limit any liability of PKI for Fraud. As used herein, with respect to a Party, “Fraud” means that such Party has willingly and knowingly committed fraud against the other Party, with the specific intent to deceive and mislead such other Party, regarding the representations and warranties made by such first Party set forth in this Agreement (“Fraud”).

3.13 Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Business by Buyer and its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, Buyer and its Affiliates, stockholders, directors, officers, employees, agents, Representatives and advisors have received and may continue to receive after the date hereof from PKI and its subsidiaries, stockholders, directors, officers, employees, agents, Representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Business. Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Buyer is familiar, and, except with respect to the express representations and warranties set forth in Article II or in any certificate, document or instrument delivered pursuant to this Agreement (in each case as qualified and limited by the Disclosure Schedule), if any,

Buyer will not rely on any of such estimates, projections, forecasts, forward-looking information or business plans), and that Buyer will have no claim against PKI or any of its subsidiaries, or any of their respective stockholders, directors, officers, employees, agents, Representatives or advisors, or any other person or entity, with respect thereto. Accordingly, Buyer hereby acknowledges and agrees that none of PKI or any of its subsidiaries, nor any of their respective stockholders, directors, officers, employees, agents, Representatives or advisors, nor any other person or entity, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans), except with respect to the express representations and warranties set forth in Article II or in any certificate, document or instrument delivered pursuant to this Agreement (in each case as qualified and limited by the Disclosure Schedule), if any.

ARTICLE IV

PRE-CLOSING COVENANTS

4.1 Efforts; Antitrust & Foreign Direct Investment Laws.

(a) Subject to the terms hereof, including Sections 4.1(b), 4.1(c) and 4.1(d) (but without limiting Buyer’s obligations under Section 4.1(d)), PKI and Buyer shall each:

(i) use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii) use their respective reasonable best efforts to make, as promptly as practicable, all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any other applicable Law;

(iii) use their respective reasonable best efforts to obtain, as promptly as practicable, from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, orders or assignment or novation of contracts required to be obtained or made by PKI, Buyer or any of their respective subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, it being understood that none of PKI, Buyer nor any of its subsidiaries shall be required to make any payments or agree to any material undertakings in connection with the fulfillment of its obligations under this paragraph, except as otherwise set forth in the Transition Services Agreement or Schedule 4.7, and PKI and its subsidiaries not make any such payments or agree to any such material undertakings to the extent it would be an obligation of Buyer, its Affiliates or the Business from and after the Closing without the prior written consent of Buyer; and

(iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

PKI and Buyer shall cooperate with each other in connection with the making of all such filings, including providing copies of all such filings to the non-filing party and its advisors prior to filing and, if requested, considering reasonable additions, deletions or changes suggested in connection therewith. PKI and Buyer shall furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Buyer and PKI agree that nothing contained in this Section 4.1(a) shall modify or affect their respective rights and responsibilities under Section 4.1(b) or modify or affect Buyer’s obligations under Section 4.1(d).

(b) Without limiting the generality of the foregoing, PKI and Buyer shall each (i) as soon as reasonably practicable and in any event within ten (10) Business Days following the date of this Agreement, if required, make an appropriate filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino Act with respect to the transactions contemplated by this Agreement and (ii) as promptly as practicable make any filings required or advisable under other applicable Antitrust Laws and FDI Laws as set forth on Schedule 5.1(f) hereto. Neither PKI nor Buyer shall commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the Hart-Scott-Rodino Act or other applicable Antitrust Laws and FDI Laws or enter into a timing agreement with any Governmental Entity, without the prior written consent of the other parties.

(c) Subject to the terms hereof, and without limiting Buyer’s obligations under Section 4.1(d), Buyer and PKI agree, and shall cause each of their respective subsidiaries, to cooperate and to use their respective reasonable best efforts to (i) obtain any government clearances or approvals required for the Closing under applicable Antitrust Laws (as defined in Section 4.1(f)(i)) or FDI Laws (as defined in Section 4.1(f)(iii)), (ii) respond to any government requests for information under any Antitrust Law or FDI Law, (iii) cause any waiting periods under any applicable Antitrust Laws to expire or be terminated and (iv) contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Antitrust Order (as defined in Section 4.1(f)(ii)) or FDI Order (as defined in Section 4.1(f)(v), that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement under any Antitrust Law or FDI Law. Except to the extent prohibited by applicable Law, the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other Party in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of such Party in connection with proceedings under or relating to any Antitrust Law or FDI Law. To the extent permitted by Law or Governmental Entities reviewing the transactions contemplated by this Agreement, the Parties will provide each other the opportunity to participate in meetings and other substantive conversations with any such Governmental Entities. Any materials exchanged in connection with this Section 4.1 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Business or Buyer’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material; provided that the Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other Party under this Section 4.1 as “outside counsel only.” Buyer shall bear the filing fees associated with such filings under the Hart-Scott-Rodino Act and applicable foreign Antitrust Laws or FDI Laws.

(d) Notwithstanding anything to the contrary in this Agreement, Buyer shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Business, or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Business in order to avoid the entry of, or to effect the dissolution of, any Antitrust Order, which would have the effect of preventing or delaying the Closing beyond the Outside Date (as defined in Section 6.1). For the avoidance of doubt, subject to the sentence below, Buyer shall take any and all actions necessary in order to ensure that (i) no suspensory or waiting period under the Hart-Scott-Rodino Act or any other applicable Antitrust Laws, (ii) no requirement for a waiver, consent, approval or termination of applicable waiting periods of the Federal Trade Commission, the Antitrust Division of the Department of Justice, any State Attorney General or other Governmental Entity, (iii) no judgment, injunction, order or decree or any other order in any suit or proceeding and (iv) no other matter relating to any antitrust or competition Law, would preclude consummation of the transactions contemplated by this Agreement by the Outside Date. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 4.1 or any other provision of this Agreement shall require any of Buyer or any of its Affiliates (or any non-Affiliate direct or indirect investor in Buyer or such investor’s Affiliates) to agree or otherwise be required to, take any action contemplated by this this Section 4.1, with respect to any of Buyer’s Affiliates (including New Mountain or any affiliated investment funds or investment vehicles affiliated with, or managed or advised by, New Mountain or any portfolio company (as such term is commonly understood in the private equity industry) of New Mountain or its Affiliates or any non-Affiliate direct or indirect investor in Buyer or such investor’s Affiliates), or any interest therein, other than with respect to the Business. In no event shall PKI or the Business propose, negotiate, effect or agree to any action contemplated by this Section 4.1(d) without the prior written consent of Buyer.

(e) Without limiting the generality of Section 4.1(c), or limiting Buyer’s obligations under Section 4.1(d), at Buyer’s election made at any time prior to the date 30 days after the date hereof, Buyer and PKI agree, and shall cause each of their respective subsidiaries and any applicable co-investors, to (at Buyer’s sole cost and expense) cooperate and use their respective reasonable best efforts to (i) make a long-form draft filing (the “CFIUS Filing”) with the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to 31 C.F.R. § 800.502(c) and engage in the pre-notice consultation process with CFIUS with respect thereto, (ii) promptly file a final CFIUS Filing after receiving comments from CFIUS or confirmation from CFIUS that it has no comments to such draft CFIUS Filing, (iii) comply with any request received from CFIUS for any certification, additional information, documents or other materials in respect of either of such notices or the transaction, (iv) ensure that any material information furnished to CFIUS is true, complete and correct in all material respects, (v) promptly inform the other party of any material communication received by such party from, or given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications, and (vi) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any in-person meetings with CFIUS, and (vii) reasonably cooperate with one another in connection with CFIUS’s review of the CFIUS Filing and transaction (including, to the extent permitted by applicable law, statute, ordinance, code, rule, regulation, policy, order, judgment, writ or decree, or unless prohibited by reasonable request of any Governmental Authority, providing copies, or portions thereof, of all such documents to each other prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any Governmental Authority under the DPA, as defined in Section 4.1(f)(iii), with respect to the transaction. Any materials exchanged in connection with this Section 4.1(e) may be (i) redacted or withheld as necessary to address reasonable privilege or confidentiality concerns (including with respect to other businesses of the Buyer), and to remove references concerning competitively sensitive material or (ii) provided solely to the outside legal counsel of the other party, to the extent any party deems this to be advisable and necessary.

(f) For purposes of this Agreement:

(i) “Antitrust Laws” means the Hart-Scott-Rodino Act, as amended, the Sherman Act, as amended, the Clayton Act, the Federal Trade Commission Act and any other applicable federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition; and

(ii) “Antitrust Order” means any Order (whether temporary, preliminary or permanent) or decree issued under or with respect to any Antitrust Laws.

(iii) “DPA” means Section 721 Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, as it may be further amended, modified, supplemented or replaced from time to time, and including all applicable regulations and interim rules promulgated thereunder.

(iv) “FDI Laws” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in domestic equities, securities, entities, assets, land or interests.

(v) “FDI Order” means any Order (whether temporary, preliminary or permanent) or decree issued under or with respect to any FDI Laws.

(g) Without limiting the generality of the foregoing, PKI and Buyer agree, and shall cause each of their respective Affiliates, to cooperate and to use their respective commercially reasonable efforts to as promptly as practicable (but in any event prior to Closing): (i) identify and obtain approval from the relevant Governmental Entity to transfer those Trade Control Law related licenses held by any of PKI, an Asset Seller or an Acquired Company and necessary for the continued operations of the Business from PKI, such Asset Seller or the applicable Acquired Company, to an entity or entities determined by the Buyer and (ii) to the extent necessary, obtain any new Trade Control Law related licenses necessary for the continued operations of the Business.

4.2 Replacement of Guarantees. Unless otherwise agreed to in writing by PKI, Buyer shall use reasonable best efforts to arrange, prior to the Closing, for replacement arrangements (which shall include a full and complete release of each Seller and their respective Affiliates (other than the Acquired Companies)), including, to the extent required, guarantees and letters of comfort, reasonably satisfactory to PKI, with respect to all obligations of the Business which are subject to any guarantee, covenant, indemnity, letter of comfort or similar assurance provided by PKI or any of its subsidiaries (other than the Acquired Companies) as of the Closing Date in each case, as set forth on Schedule 4.2 (the “PKI Guarantees”). Unless any such replacement arrangements have been arranged, PKI shall not, and shall not permit any of its Affiliates to, terminate any PKI Guarantee without Buyer’s prior written consent; provided, however, that neither PKI nor any of its Affiliates shall be required to renew or extend any PKI Guarantee beyond the date on which it would otherwise expire; and provided, further, that Buyer shall indemnify and hold PKI and its Affiliates harmless from any liabilities incurred under any PKI Guarantee from and after the Closing.

4.3 Operation of Business.

Except (a) as expressly contemplated by this Agreement or the Pre-Closing Transactions, (b) as required by applicable Law (including COVID-19 Measures) or by any agreement in effect on the date hereof that is disclosed in the Disclosure Schedules, (c) as set forth on Schedule 4.3 attached hereto, (d) with Buyer’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) or (e) after consultation with Buyer, any COVID-19 Response (except under no circumstances shall this clause (e) act as an exception to clause (v) of the second sentence of this Section 4.3), during the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to ARTICLE VI, PKI shall, and shall cause its Affiliates (including each Asset Seller and each Acquired Company) to, use commercially reasonable efforts to (i) conduct the operations of the Business in the Ordinary Course of Business, (ii) preserve intact their respective current business organizations, (iii) keep available the services of the Business Employees, (iv) maintain their respective (A) Permits and (B) relations with material suppliers, customers, licensors, employees and others having material business relationships with the Business, (v) not take any of the actions listed in Section 2.7(b), (vi) not increase the aggregate total cost of employment of the Business Employees as at the date of this Agreement by more than 2% per annum overall and/or more than 4% per annum in any jurisdiction, except where any changes to such terms of engagement are made in the Ordinary Course of Business to reflect inflationary increases in the relevant jurisdiction, (vii) not enter into any lease as a lessee that would be required to be capitalized in accordance with U.S. GAAP in accordance with ASC 840 and (viii) not extend, renew or materially and adversely amend, any Designated Contract, or enter into any new contract or agreement that would be a Designated Contract if in effect as of the date of this Agreement, in each case, other than in the Ordinary Course of Business; provided, however, that each Asset Seller and each Acquired Company shall be permitted to (A) effect the Pre-Closing Transactions in accordance with Section 4.7; (B) accept capital contributions and loans (solely to the extent such loan is terminated at or prior to the Closing in accordance with Section 4.5) from PKI or any of its subsidiaries; and (C) except as set forth on Schedule 4.3(C), prior to 12:01 AM local time in each applicable jurisdiction on the Closing Date, use any and all cash, cash equivalents and short-term liquid investments to pay dividends or make distributions, repay loans or make other payments to its stockholders, PKI or its Subsidiaries, or repay Indebtedness or Closing Transaction Expenses, which dividends, distributions, repayments or other payments shall not be, by itself, a breach of any representation, warranty, covenant or other agreement of PKI contained in this Agreement (provided that after 12:01 AM local time in each applicable jurisdiction on the Closing Date, each Seller and Acquired Company shall be prohibited from so using such cash, cash equivalents and short-term liquid investments).

4.4 Access. Subject to compliance with applicable Laws (including COVID-19 Measures), PKI shall, and shall cause each Seller and each Acquired Company to, permit Buyer and its Representatives to have reasonable access (at reasonable times, on reasonable prior written notice and in a manner so as not to interfere with the normal business operations of the Business) to the premises, properties, financial and accounting records, contracts, and other records and documents, of or pertaining to the Business for reasonable business purposes, including in connection with the consummation of the transactions contemplated hereby and the operation of the Business following Closing. Notwithstanding anything to the contrary in this Agreement, none of the Sellers (or, prior to the Closing, the Acquired Companies) shall be required to disclose any information to Buyer or its Representatives if such disclosure would jeopardize any attorney-client or other legal privilege or would reasonably be expected to be in violation of contractual obligations existing prior to the date hereof; provided that, in each case, PKI shall and shall cause each Seller and each Acquired Company to use reasonable efforts to provide alternative, redacted or substitute documents or information in a manner that would not result in the loss of the ability to assert attorney-client or other legal privileges or violate any such applicable agreement. Subject to Section 4.6(e), Buyer acknowledges that it remains bound by the confidentiality agreement, dated May 17, 2022, previously entered into between Buyer and PKI (the “Confidentiality Agreement”). Prior to the Closing, Buyer and its Representatives shall not contact or communicate with the employees (other than those set forth on Schedule 4.4 hereto), customers or suppliers of PKI or any of its subsidiaries in connection with the transactions contemplated by this Agreement, except with the prior written consent of PKI, which consent shall not be unreasonably withheld, conditioned or delayed.

4.5 Elimination of Intercompany Items. Effective as of the Closing, PKI shall cause (a) all payables, receivables, loans, notes, advances, liabilities and other obligations, regardless of their maturity, between the Business (including the Acquired Companies), on the one hand, and PKI and any of its subsidiaries (other than any Acquired Companies), on the other hand, including the Affiliate Business Arrangements (excluding any Ancillary Agreement), to be settled, discharged, offset, repaid or otherwise eliminated without liability or further obligation to any Acquired Company or the Business (including with respect to Taxes or withholding liability resulting from such elimination) and (b) all Security Interests, guarantees or similar obligations of any Acquired Company, any of the assets or properties of an Acquired Company or any Acquired Asset securing any indebtedness or obligations of PKI or any of its Affiliates (other than the Acquired Companies) to be released, pursuant to customary documents in form reasonably acceptable to Buyer, except in each case, for the arrangements described on Schedule 4.5.

4.6 Financing.

(a) Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Commitment Letters, including using reasonable best efforts to

(i) maintain in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof and comply with its obligations under with the Commitment Letters and the definitive agreements relating to the Debt Financing (including the payment of related fees and expenses in connection therewith as and when due and payable), in each case, to the extent the failure to comply with such obligations would adversely impact the amount or availability of the Financing, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Debt Commitment Letter or, if available, on other terms that (I) are acceptable to Buyer in its sole discretion, (II) will not adversely affect the ability of Buyer, from a conditionality and enforceability perspective (taken as a whole), to consummate the transactions contemplated hereby and (III) would otherwise be permitted by Section 4.6(b), (iii) satisfy on a timely basis all conditions applicable to, and within the control of, Buyer in the Commitment Letters and the definitive agreements related thereto, (iv) consummate the Financing at or prior to the Closing Date, including using its reasonable best efforts to cause the Sponsors, the lenders and any other Persons committing to fund the Financing to fund the Financing at the Closing and (v) enforce its rights under the Commitment Letters and the definitive agreements relating to the Financing. Buyer shall not, without the prior written consent of PKI (not to be unreasonably withheld), agree or consent to any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Commitment Letters or the definitive agreements relating to the Financing if such termination, amendment, supplement, modification or waiver would (A) reduce (or have the effect of reducing) the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount), (B) impose additional or more burdensome conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions precedent to the Financing, or otherwise expand, amend or modify any other provision of the Commitment Letters in a manner that would reasonably be expected to delay, prevent or make less likely to occur the funding of the Financing (or satisfaction of the conditions to the Financing) or (C) adversely impact the ability of Buyer to enforce its rights against other parties to the Commitment Letters or the definitive agreements with respect to the Financing. Buyer shall deliver to PKI true and complete copies of any amendment, modification, supplement, consent or waiver to or under any Commitment Letter or the definitive agreements relating to the Financing promptly upon execution thereof; provided, for the avoidance of doubt, that Buyer may amend the Debt Commitment Letter to add additional lenders, arrangers, bookrunners, managers or agents that have not executed the Debt Commitment Letter as of the date of this Agreement.

(b) Upon the request of PKI, Buyer shall keep PKI informed in reasonable detail of the status of its efforts to arrange the Debt Financing. Buyer shall give PKI prompt notice (i) of any breach, default (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach), in each case, to the extent such breach or default would reasonably be expected to adversely impact the ability of Buyer to obtain all or any portion of the Financing contemplated by the Commitment Letters or the definitive documents related to the Financing, termination, cancellation or repudiation by any party to any of the Commitment Letters or definitive documents related to the Financing, in each case, of which Buyer becomes aware and (ii) of the receipt by Buyer of any written notice or other written communication from any Financing source with respect to any breach, default (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default), termination, cancellation or repudiation by any party to any of the Commitment Letters or any definitive document related to the Financing of any provisions of the Commitment Letters or any definitive document related to the Financing. As soon as reasonably practicable, but in any event within five Business Days of the date PKI delivers to Buyer a written request, Buyer shall provide any information reasonably requested by PKI relating to any circumstance referred to in the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market flex provisions) contemplated by the Debt Commitment Letter, or Buyer becomes aware of any event or circumstance that could reasonably be expected to make any such portion of the Debt Financing unavailable on the terms and conditions (including any applicable market flex provisions) contemplated by the Debt Commitment Letter, and in each case such portion is required to fund the Required Amount, Buyer shall promptly notify PKI in writing and use its reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources in an amount, when taken together with the funds under the Equity Commitment Letter, sufficient to consummate the transactions contemplated by this Agreement with terms and conditions not less favorable to Buyer (or its Affiliates) than the terms and conditions set forth in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event. Buyer shall deliver to PKI true and complete copies of all contracts, agreements or other arrangements (including Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. For purposes of this Section 4.6, (x) references to the “Financing” shall include the financing contemplated by the Commitment Letters as permitted to be amended, modified, supplemented or replaced by this Section 4.6, (y) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 4.6 and (z) references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 4.6.

(c) PKI shall, and shall cause the Asset Seller and the Acquired Companies to, use reasonable best efforts to, at Buyer’s sole cost and expense, provide Buyer with such cooperation in connection with the arrangement of the Debt Financing (including the syndication thereof) as is customary and reasonably requested by Buyer, provided that such requested cooperation does not, in PKI’s reasonable judgment, unreasonably interfere with the ongoing business or operations of PKI or any of its subsidiaries. Such cooperation will include (A) assistance in Buyer’s preparation of any bank books, rating agency presentation materials or other similar offering materials in connection with the Debt Financing, (B) reasonably promptly responding to any reasonable and customary diligence inquiries of the banks engaged for, or the lenders in, such Debt Financing, (C) providing Buyer with reasonable assistance in Buyer’s efforts to obtain subordination and non-disturbance agreements, landlord waivers, collateral access agreements, account control agreements, consents, and other customary agreements from the Business’ landlords, depositary banks or other third parties as may be requested by the sources of the Debt Financing (or assisting Buyer in obtaining from legal counsel (including local counsel; provided that counsel to PKI or the Companies shall not be required to render any legal opinions) to the Companies and their advisors) and executing and delivering any guarantee or pledge and security documents, other definitive financing documents, or other documents as may be reasonably requested by Buyer and as may be necessary and customary in connection with the Debt Financing (including a solvency certificate from a continuing officer of the

Companies in the form contemplated by the Debt Commitment Letter) and otherwise facilitating the pledging of collateral and the obtaining of guarantees; provided that all such pledges, guarantees and other documents with respect to the Companies, their Subsidiaries and their respective assets shall be authorized and become effective only at, or as of, the Closing; and (D) making appropriate officers and Business Employees available, at such times and in such manner as to not unreasonably interfere with the ongoing operation of the Business, for participation in meetings with, or presentations to, prospective participants in such Debt Financing or the prospective rating agencies for such Debt Financing. In no event shall PKI or any of its subsidiaries be required to bear any cost or expense, pay any commitment or other fee, enter into any definitive agreement, incur any other liability or obligation, make any other payment or agree to provide any indemnity in connection with the Financing or any of the foregoing, except with respect to the Companies and their respective subsidiaries, to the extent contingent upon the Closing or effective on or after the Closing. In addition, nothing in this Section 4.6(c) shall require any action that would conflict with or violate PKI’s or any of its subsidiaries’ organizational documents or any applicable Laws, rules or regulations or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any contract to which PKI or any of its subsidiaries is a party. For the avoidance of doubt, none of PKI or its subsidiaries or their respective officers, directors (with respect to any subsidiary of PKI) or employees shall be required to execute or enter into or perform any agreement, certificate or other document with respect to the Financing other than, with respect to the Companies and their respective subsidiaries, to the extent that such agreement, certificate or other document is expressly contingent upon the Closing or would become effective at or after to the Closing and no directors of PKI shall be required to execute or enter into or perform any agreement, or to pass any resolutions or consents, with respect to the Financing. Buyer shall promptly, upon request by PKI, reimburse PKI for all reasonable and documented out-of-pocket costs and expenses (including (A) reasonable attorneys’ fees and (B) fees and expenses of PKI’s accounting firms engaged to assist in connection with the Financing) incurred by PKI or any of its subsidiaries in connection with the cooperation of PKI or any of its subsidiaries or any of their respective Representatives contemplated by this Section 4.6(c) and the compliance by PKI or any of its subsidiaries or any of their respective Representatives with its obligations under this Section 4.6(c), and shall indemnify and hold harmless PKI, its subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the compliance by PKI or any of its subsidiaries or any of their respective Representatives with its obligations under this Section 4.6(c), except to the extent such losses, damages, claims, costs or expenses are determined by a court of competent jurisdiction in a final judgment (not subject to appeal) to result from the Fraud, PKI Willful Breach of its obligations under this Section 4.6 or gross negligence of PKI, the Companies or their respective Subsidiaries or, in each case, their respective officers, directors employees, accountants, consultants, legal counsel, agents or other Representatives. Nothing contained in this Section 4.6(c) or otherwise shall require PKI or any of its subsidiaries to be an issuer or obligor with respect to the Debt Financing. PKI shall be deemed to have satisfied its obligations under this Section 4.6(c) for purposes of the condition precedent set forth in Section 5.1(c) and shall be entitled to exercise each of the termination rights applicable to it in Article VI (subject to the terms and conditions thereof), in each case, this Agreement except in the case of PKI Willful Breach of its obligations under this Section 4.6(c) that has not been cured within a reasonable period of time after written notice thereof by Buyer and has substantially contributed to the Buyer’s failure to receive a material portion of the proceeds of the Financing.

(d) Buyer acknowledges and agrees that, notwithstanding PKI’s obligations under Section 4.6(c), none of the obtaining of the Financing or any permitted alternative financing, or the completion of any issuance of securities contemplated by the Financing, is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any permitted alternative financing or the completion of any such issuance.

(e) All non-public or otherwise confidential information regarding PKI or any of its subsidiaries obtained by Buyer or its Representatives pursuant to clause (c) above shall be kept confidential in accordance with the Confidentiality Agreement; provided that Buyer may provide such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Debt Financing (including any permitted alternative financing) subject to customary confidentiality arrangements with such Persons regarding such information and PKI and Buyer (it being agreed that Buyer shall notify PKI of any such prospective lenders or investors that have received such information pursuant to this Section 4.6(e)); provided, further that, notwithstanding anything to the contrary in the Confidentiality Agreement, the Parties agree that the Debt Financing Sources and all such potential other financing sources shall be “Representatives” under the Confidentiality Agreement of Buyer and Buyer does not have to obtain prior consent from any person for any potential Debt Financing Source to become a “Representative” under the Confidentiality Agreement of Buyer. Upon the Closing, PKI’s rights under the Confidentiality Agreement shall be assigned to Buyer as a Contract.

4.7 Separation Transactions.

(a) PKI shall use its reasonable best efforts to consummate (and, if requested by PKI, Buyer shall reasonably cooperate with PKI in consummating to the extent permitted by applicable Law) the Pre-Closing Transactions prior to the Closing in accordance with Schedule I-2. All documentation prepared in connection with the Pre-Closing Transactions shall be provided to Buyer as promptly as reasonably practicable such that Buyer is provided a reasonable amount of time to review and PKI shall consider in good faith any reasonable comments on such documentation as shall be provided by Buyer. PKI (i) shall be permitted to amend the Pre-Closing Transactions with the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed, except to the extent such amendment would (x) give rise to Taxes (other than de minimis Taxes) imposed on the Buyer Group for which PKI is not responsible under this Agreement or (y) adversely affect the Tax attributes (other than in de minimis respects) of the Buyer Group) and (ii) shall be permitted to amend the Pre-Closing Transactions to implement the extraction of newly identified (x) assets of the Acquired Companies that would not otherwise fall into the definition of “Acquired Assets” if such Acquired Company was an Asset Seller or (y) liabilities of the Acquired Companies that would not otherwise fall into the definition of “Assumed Liabilities” if such Acquired Company was an Asset Seller, in each case, to the extent such amendment would not give rise to Taxes (other than de minimis Taxes) imposed on the Buyer Group for which PKI is not responsible under this Agreement. For purposes of this Section 4.7(a), “de minimis” shall mean less than $250,000.

(b) If, prior to the Closing Date, Buyer identifies any service that would constitute an Omitted Service (as described in the Transition Services Agreement) if the Transition Services Agreement were in effect, then such service shall be deemed added to the Service Schedule (as defined in the Transition Services Agreement) as a PKI Provided Service upon written notice from Buyer, and the Parties shall reflect such update in the Service Schedules to be appended as an exhibit to the Transition Services Agreement.

(c) Without limitation of Section 4.1, each Party shall, and shall cause its Affiliates to, use their reasonable best efforts to complete the Separation Objectives (as defined in Schedule 4.7(c)) and other activities and items as described in Schedule 4.7(c) prior to the Closing (to the extent such actions are pre-Closing actions) and on or after the Closing (to the extent such actions are post-Closing actions). All documentation prepared in connection with the Separation Objectives related to the Business shall be provided to Buyer as promptly as reasonably practicable such that Buyer is provided a reasonable amount of time to review and PKI shall consider in good faith any reasonable comments on such documentation as shall be provided by Buyer.

(d) Notwithstanding any other provision of this Agreement (i) PKI shall bear the costs incurred by Buyer, the Acquired Companies, PKI and their respective Affiliates set forth on Schedule 4.7(d)(i) other than liabilities allocated to Buyer directly under Section 8.5 or under the International Appendices, (ii) PKI and Buyer shall split the costs incurred by Buyer, the Acquired Companies, PKI and their respective Affiliates set forth in Schedule 4.7(d)(ii) in accordance with such Schedule 4.7(d)(ii) and (iii) Buyer shall bear the costs incurred by Buyer, the Acquired Companies, PKI and their respective Affiliates set forth on Schedule 4.7(d)(iii) (the “Buyer Separation Costs”); provided, that, following the Closing (and subject to the occurrence thereof), PKI shall reimburse Buyer for up to $20,000,000 of the Buyer Separation Costs (the “PKI Reimbursement Obligation”). Each Party shall issue an itemized written invoice (together with reasonable documentation evidencing such costs) to the other Party at the end of each calendar quarter to the extent such Party or its Affiliates actually bears costs that are not allocated to such Party in accordance with this Section 4.7(d) or to the extent subject to the PKI Reimbursement Obligation, and the other Party shall reimburse such costs within thirty (30) days following receipt of such invoice, provided that such reimbursement obligations shall be subject to and contingent upon the Closing. PKI and Buyer shall each, and shall cause their respective Affiliates to, use reasonable best efforts to complete the items on Schedule 4.7(d) on the time frame as set forth therein.

(e) Promptly following the date hereof, the Parties shall establish a separation planning committee (the “Separation Planning Committee”). The Separation Planning Committee shall consist of an equal number of members from each of Buyer and PKI, with the total members as mutually agreed by the Parties. Each Party shall appoint, and may thereafter replace, its designees on the Separation Planning Committee upon notice to the other Party. The Separation Planning Committee may, by majority vote, ask other persons (whether Representatives of Buyer, PKI or otherwise) to join the Separation Planning Committee from time to time, and for specific purposes or otherwise. The Separation Planning Committee, promptly following the date hereof and continuing through the earlier of (i) the Closing and (ii) the valid termination of this Agreement in accordance with its terms, shall discuss and plan for the separation of the Business from PKI and its Affiliates (other than the Business) and the post-

Closing operation of the Business under the ownership and control of Buyer (the “Separation Plan). Unless the Separation Planning Committee, acting by majority vote, shall determine otherwise, the Separation Planning Committee shall meet on a weekly basis during the period commencing on the date hereof and ending on the earlier of (i) the Closing and (ii) the valid termination of this Agreement in accordance with its terms. Without limiting the other provisions of this Agreement, but subject to the other provisions of this Agreement, PKI shall use its reasonable efforts to provide the Separation Planning Committee, and each of its members, with such information regarding the Business as any of them may reasonably request in connection with the Separation Plan. In addition, subject to Section 4.4, PKI shall use its reasonable efforts to make available to the Separation Planning Committee, and each of its members, members of the management of the Business to discuss matters as reasonably required for the Separation Plan.

4.8 Exclusivity. Until the earlier of the Closing and such time as this Agreement is validly terminated in accordance with Article VI, PKI and its Affiliates and their respective directors and officers shall not, and PKI shall not authorize, permit or cause its and its Affiliates’ other Representatives to, directly or indirectly, solicit, initiate, knowingly encourage, knowingly facilitate or enter into any negotiation, discussion or contract, with any other party (other than Buyer and its Affiliates and its and their respective Representatives) with respect to, or furnish any confidential or non-public information relating to the Business, the Acquired Assets, the Assumed Liabilities or the Acquired Companies, or afford access to the business, properties, assets, liabilities, books or records of the Business or the Acquired Companies, to such other party, in each case in connection with the sale of all or more than 15% of the Acquired Assets (based on fair market value), or any merger, recapitalization or similar transaction with respect to Acquired Companies representing more than 15% of the Acquired Companies (based on fair market value) (any of the foregoing, an “Acquisition”). Immediately following the execution of this Agreement, PKI shall cease and cause to be terminated all existing discussions and negotiations with any persons conducted heretofore with respect to an Acquisition, and within five (5) Business Days after the date hereof, instruct any Person who has entered into a confidentiality agreement in connection with a potential Acquisition that has not expired or been terminated in accordance with its terms to return or destroy all information or documents received thereunder in accordance with the terms of such confidentiality agreement. Until the earlier of the Closing and such time as this Agreement is validly terminated in accordance with Article VI, PKI shall promptly notify Buyer in writing if any person makes any written proposal or offer with respect to any Acquisition and shall provide Buyer with the material terms thereof.

4.9 Connecticut Transfer Act. With respect to the Leased Facility located at 710 Bridgeport Avenue, Shelton, Connecticut (the “Shelton Facility”), the Sellers shall file such forms (including as the Certifying Party), complete such investigation or remediation, and take such other actions, in each case at their sole cost and expense and as required prior to and after the Closing Date to achieve compliance with the Sellers’ obligations under Connecticut General Statutes § 22a-134, et seq. (the “Connecticut Transfer Act”) with respect to the Shelton Facility and the transactions contemplated by this Agreement. Without limiting the foregoing, in the event the Sellers or the Sellers’ Licensed Environmental Professional performs any investigation or remediation at the Shelton Facility after the Closing Date in order to achieve compliance with the Connecticut Transfer Act, the Sellers shall: (i) provide Buyer with written notice reasonably in advance of the initiation of such investigation or remediation; (ii) provide Buyer with a reasonable opportunity to review, comment on and copy all filings and material documents related to such investigation or remediation; (iii) select investigation and remediation which shall not unreasonably interfere with operations at the Shelton Facility; and (iv) upon the completion of any such investigation or remediation, restore the Shelton Facility to substantially the same condition it was in prior to the performance of the investigation or remediation. Buyer shall provide reasonable cooperation to the Sellers in a timely manner with the Sellers’ Connecticut Transfer Act compliance activities hereunder, including, without limitation, by providing the Sellers or the Sellers’ Licensed Environmental Professional with reasonable access to the Shelton Facility after the Closing Date (subject to the other requirements of this Section 4.9).

4.10 ISRA. With respect to the Leased Facility located at 701 South Route 73, West Berlin, New Jersey (the “West Berlin Facility”), the Sellers shall (a) submit a General Information Notice to the New Jersey Department of Environmental Protection (“NJDEP”) within five (5) days of the date hereof as required by the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. (“ISRA”); and (b) achieve compliance with ISRA by (i) prior to the Closing Date, (x) submitting an exemption or waiver application and fee and obtaining NJDEP approval of the application, or (y) obtaining a Response Action Outcome from a Licensed Site Remediation Professional (as such terms are defined under ISRA), or (ii) executing and submitting to NJDEP a Remediation Certification (as such term is defined under ISRA) permitting the consummation of the transactions contemplated by this Agreement and submitting to NJDEP any remediation funding source (as such term is defined under ISRA) required under such Remediation Certification. If the Sellers execute a Remediation Certification, from and after the Closing Date, the Sellers shall take all actions at their sole cost and expense required to achieve compliance with the Sellers’ ISRA obligations relating to the West Berlin Facility and the transactions contemplated by this Agreement. Without limiting the foregoing, in the event the Sellers or the Sellers’ Licensed Site Remediation Professional performs any investigation or remediation at the West Berlin Facility after the Closing Date in order to achieve compliance with ISRA, the Sellers shall: (i) provide Buyer with written notice reasonably in advance of the initiation of such investigation or remediation; (ii) provide Buyer with a reasonable opportunity to review, comment on and copy all filings and material documents related to such investigation or remediation; (iii) select investigation and remediation which shall not unreasonably interfere with operations at the West Berlin Facility; and (iv) upon the completion of any such investigation or remediation, restore the West Berlin Facility to substantially the same condition it was in prior to the performance of the investigation or remediation. Buyer shall provide reasonable cooperation to the Sellers in a timely manner with the Sellers’ ISRA compliance activities hereunder, including, without limitation, by providing the Sellers or the Sellers’ Licensed Site Remediation Professional with reasonable access to the West Berlin Facility after the Closing Date (subject to the other requirements of this Section 4.10).

4.11 IP Registrations. Prior to the Closing, PKI shall, and shall cause its Affiliates to use commercially reasonable efforts to take all actions and file all documents to cause the title, registration and ownership records at all applicable Governmental Entities and registrars for all Intellectual Property registrations and applications included in the Business IP to be updated to the name of an Asset Seller in a manner that is complete and accurate as of the Closing Date. PKI shall deliver to Buyer at or promptly after Closing all documents filed by PKI or its Affiliates pursuant to the preceding sentence, and PKI and Buyer shall discuss and agree in good faith on, and shall use commercially reasonable efforts to implement, a plan to finalize and file any filings described in the preceding sentence that have not yet been filed. PKI shall be responsible for all costs relating to preparing, executing and filing all assignments that are required to correct and update chain of title such that an Asset Seller is the owner of record for the foregoing registrations and applications, with respect to any and all prior owners thereof, and Buyer shall be responsible for all costs relating to preparing, executing and filing all assignments that are required to be recorded with all applicable Governmental Entities and registrars to establish Buyer or its designee as the assignee from the applicable Asset Seller, in each case, whether the foregoing activities occur before or after the Closing.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by Buyer) of the following conditions:

(a) PKI shall have obtained (or caused to be obtained) all of the waivers, permits, consents, approvals or other authorizations and effected all of the registrations, filings and notices (collectively, the “Consents”) listed on Schedule 5.1(a) attached hereto;

(b) (i) the representations and warranties of PKI set forth in Section 2.7(a) (Absence of Business Material Adverse Effect) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of PKI set forth in ARTICLE II (other than those set forth in Sections 2.1(a) and 2.1(b) (Organization), Section 2.2 (Capitalization; Title to Property), Section 2.3 (Authority), Section 2.4(a) (Noncontravention of Organizational Documents), Section 2.21 (Brokers’ Fees) and Section 2.23 (Entire Business; Sufficiency of the Assets), collectively, the “Fundamental Representations”) shall be true and correct (determined without regard to any “materiality,” “Material Adverse Effect” or similar qualification contained in any representation or warranty) in all respects as of the Closing Date as if made on and as of the Closing Date, except (x) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date) and (y) for where the failure of such representations and warranties to be true and correct would not have a Business Material Adverse Effect, (iii) each of the Fundamental Representations (other than Section 2.2) shall be true and correct (determined without regard to any “materiality” qualification contained in any representation or warranty) in all material respects on and as of the Closing Date as if made on and as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which shall be true and correct in all material respects as of such date) and (iv) the representations and warranties set forth in Section 2.2 shall be true and correct in all but de minimis respects as of the Closing Date as if made on and as of the Closing Date;

(c) PKI shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing (provided that PKI shall ask have performed or complied in all respects with the agreements and covenants set forth in Section 8.1(e)(i) at least ten Business Days prior to Closing);

(d) PKI shall have delivered to Buyer a certificate to the effect that each of the conditions specified in clauses (a) through (c) of this Section 5.1 is satisfied;

(e) no judgment, Order, decree, stipulation or injunction by any Governmental Entity shall be in effect which prevents consummation of the transactions contemplated by this Agreement, and no Proceeding brought by any Governmental Entity shall be pending which would reasonably be expected to result in a judgment, Order, decree, stipulation or injunction that would cause the transactions contemplated by this Agreement to be rescinded following consummation (for clarification and not derogation, a letter from a governmental entity apprising the Parties that an investigation under the Antitrust Laws remains pending despite expiration of applicable waiting periods shall not, without more, constitute a Proceeding);

(f) (i) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and (ii) the decisions, orders, consents or terminations or expiration of any waiting periods required to consummate the transactions contemplated by this Agreement under the foreign Antitrust Laws and FDI Laws of the jurisdictions listed on Schedule 5.1(f) shall have occurred or been granted;

(g) PKI shall have completed the Pre-Closing Transactions;

(h) The Separation Objectives as described on Schedule 4.7(c) shall have been completed; and

(i) Buyer shall have received all of the items required to be delivered to it pursuant to Section 1.3(b).

5.2 Conditions to Obligations of PKI. The obligation of PKI to consummate (or cause to be consummated) the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by PKI) of the following conditions:

(a) the representations and warranties of Buyer set forth in ARTICLE III shall be true and correct as of the Closing Date as if made as of the Closing Date, except (i) for changes contemplated or permitted by this Agreement or consented to by PKI, (ii) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to clause (iii) below), and (iii) for failures of the representations and warranties to be true and correct as to matters that would not reasonably be expected to result in a Buyer Material Adverse Effect;

(b) Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c) Buyer shall have delivered to PKI a certificate to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.2 is satisfied;

(d) no judgment, Order, decree, stipulation or injunction by any Governmental Entity shall be in effect which prevents consummation of the transactions contemplated by this Agreement, and no Proceeding brought by any Governmental Entity shall be pending which would reasonably be expected to result in a judgment, Order, decree, stipulation or injunction that would cause the transactions contemplated by this Agreement to be rescinded following consummation (for clarification and not derogation, a letter from a governmental entity apprising the Parties that an investigation under the Antitrust Laws remains pending despite expiration of applicable waiting periods shall not, without more, constitute a Proceeding);

(e) (i) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and (ii) the decisions, orders, consents or terminations or expiration of any waiting periods required to consummate the transactions contemplated by this Agreement under the foreign Antitrust Laws and FDI Laws of the jurisdictions listed on Schedule 5.1(f) shall have occurred or been granted;

(f) PKI shall have completed the Pre-Closing Transactions; provided that this clause (f) shall not be a condition to the obligation of PKI to consummate (or cause to be consummated) the transactions to be consummated at the Closing if PKI is then in material breach of its obligations pursuant to Section 4.7 and Buyer has waived its condition to closing in Section 5.1(g);

(g) The Separation Objectives as described on Schedule 4.7(c) shall have been completed; provided that this clause (g) shall not be a condition to the obligation of PKI to consummate (or cause to be consummated) the transactions to be consummated at the Closing if PKI is then in material breach of its obligations pursuant to Section 4.7(c) and (d) and Buyer has waived its condition to closing in Section 5.1(h);

(h) each Seller shall have received all of the items required to be delivered to it pursuant to Section 1.3(b); and

(i) Parent (as defined in Schedule 1.5) shall have executed and delivered to PKI a joinder to this Agreement agreeing to be bound by the terms of Schedule 1.5.

ARTICLE VI

TERMINATION

6.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing as provided below:

(a) the Parties may terminate this Agreement by mutual written consent;

(b) Buyer may terminate this Agreement by giving written notice to PKI if any representation or warranty of PKI in Article II shall be or shall have become inaccurate or PKI shall have breached or failed to perform any of its covenants or other agreements set forth in this Agreement, which inaccuracy, breach or failure to perform has caused the failure of the conditions precedent set forth in Section 5.1(b) or Section 5.1(c), as applicable, to be satisfied, and which inaccuracy, breach or failure to perform (i) cannot be cured by PKI by the Outside Date, or, if capable of being cured, shall not have been cured by the earlier of (A) the Outside Date and (B) the date that is thirty (30) days after receiving written notice thereof by Buyer and (ii) has not been waived in writing by Buyer; provided that Buyer is not then in breach of this Agreement that has caused or would reasonably be expected to cause the failure of the condition precedent set forth in either Sections 5.2(a) or Section 5.2(b) at such time;

(c) PKI may terminate this Agreement by giving written notice to Buyer if any representation or warranty of Buyer in Article III shall be or shall have become inaccurate or Buyer shall have breached or failed to perform any of its covenants or other agreements set forth in this Agreement, which inaccuracy, breach or failure to perform has caused the failure of the conditions precedent set forth in Section 5.2(a) or Section 5.2(b), as applicable, to be satisfied, and which inaccuracy, breach or failure to perform (i) cannot be cured by Buyer by the Outside Date, or, if capable of being cured, shall not have been cured by the earlier of (A) the Outside Date and (B) the date that is thirty (30) days after receiving written notice thereof by PKI and (ii) has not been waived in writing by PKI; provided that PKI is not then in breach of this Agreement that has caused or would reasonably be expected to cause the failure of the condition precedent set forth in either Sections 5.1(b) or Section 5.1(c) at such time;

(d) either Party may terminate this Agreement by giving written notice to the other Party if (i) a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or (ii) there shall be a Law enacted which makes the transactions contemplated hereby illegal or otherwise prohibited;

(e) Buyer or PKI may terminate this Agreement by giving written notice to the other if the Closing shall not have occurred on or before May 1, 2023 (the “Outside Date”); and

(f) PKI may terminate this Agreement by written notice to Buyer if (A) the conditions set forth in Section 5.1 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided that such conditions shall have been capable of being satisfied if the Closing were to have occurred at the time provided by Section 1.3(a)), (B) Buyer has failed to consummate the transactions contemplated by this Agreement by the date the Closing should have occurred pursuant to Section 1.3(a), (C) PKI has confirmed by written notice to Buyer that all conditions set forth in Section 5.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided that such conditions shall have been capable of being satisfied if the Closing were to have occurred at the time provided by Section 1.3(a)) or that it irrevocably waives any unsatisfied conditions in Section 5.2 (solely to the extent necessary to permit the Closing to occur) and that PKI is ready, willing and able to consummate the Closing and (D) Buyer shall not have consummated the transactions contemplated by this Agreement by the earlier of three Business Days after the delivery of such notice or the Outside Date;

provided, however, that neither Party may terminate this Agreement pursuant to clauses (d) or (e) if the basis for termination results primarily from a material breach by such Party of any of its agreements or covenants contained in this Agreement.

6.2 Effect of Termination.

(a) Except as set forth in Section 6.2(b), if either Party terminates this Agreement pursuant to Section 6.1, all obligations of the Parties hereunder shall become void and terminate without any liability or obligation of either Party to the other Party; provided, that any such termination shall not, subject to Section 6.3, relieve any Party from liability for damages for any Buyer Willful Breach (as defined in Section 6.2(c)) or PKI Willful Breach (as defined in Section 6.2(c)), as the case may be, including such Party’s obligation to close if it was otherwise obligated to do so under the terms of this Agreement, or Fraud by such Party occurring prior to such termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.13 (subject to the terms and conditions therein) in lieu of terminating this Agreement pursuant to Section 6.1.

(b) Notwithstanding any other provision contained in this Agreement to the contrary, this Section 6.2, Section 6.3, Article IX (other than Section 9.1 and 9.13), the expense reimbursement obligations and indemnification provisions of Section 4.6(c) (the “Financing Cooperation Costs”), the Confidentiality Agreement (and the definitions of any capitalized terms used in such sections and agreement) and (to the extent expressly provided therein) the Sponsor Guaranty shall survive the termination of this Agreement for any reason and shall remain in full force and effect until their expiration or termination in accordance with their terms.

(c) For purposes of this Agreement:

(i) “Buyer Willful Breach” means a willful act or willful failure to act by Buyer taken with knowledge that such act, or failure to act, constitutes, or would reasonably be likely to constitute, in and of itself a material breach of Buyer under this Agreement, regardless of whether breaching was the object of the act or failure to act.

(ii) “PKI Willful Breach” means a willful act or willful failure to act taken by PKI with knowledge that such act, or failure to act, constitutes, or would reasonably be likely to constitute, in and of itself a material breach of PKI under this Agreement, regardless of whether breaching was the object of the act or failure to act.

6.3 Termination Fee.

(a) In the event of the termination of this Agreement by PKI pursuant to Section 6.1(c) as a result of a material breach by Buyer of any of its agreements or covenants contained in this Agreement or Section 6.1(f) (or pursuant to Section 6.1(e) under circumstances in which PKI would have been entitled to terminate the Agreement pursuant to Section 6.1(c) as a result of a material breach by Buyer of any of its agreements or covenants contained in this Agreement or Section 6.1(f)), Buyer shall pay, or cause to be paid, to PKI a termination fee (the “Buyer Termination Fee”) of $75,000,000. The Buyer Termination Fee payable pursuant to this Section 6.3(a) shall be paid by wire transfer of same-day funds as promptly as reasonably practicable (and, in any event, within two Business Days following such termination).

(b) The parties acknowledge and hereby agree that the Buyer Termination Fee if, as and when required to be paid in accordance with this Section 6.3, shall not constitute a penalty but represents liquidated damages, in a reasonable amount that will compensate the PKI in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion. For the avoidance of doubt, none of the Buyer Related Parties (other than Buyer, pursuant to, in accordance with and to the extent permitted by the terms hereof and the Sponsors, pursuant to, in accordance with and to the extent permitted by the Sponsor Guarantee) will have any liability to any Person, including any PKI Related Party relating to or arising out of this Agreement, the Financing or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in tort, contract or otherwise, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise.

(c) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is validly terminated and the Buyer Termination Fee is paid in full pursuant to this Section 6.3, such payment of the Buyer Termination Fee and any Financing Cooperation Costs and/or Collection Costs shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of PKI, its Subsidiaries, each other Seller and any of their respective Non-Party Affiliates (collectively, the “PKI Related Parties”) against Buyer, any of its subsidiaries, the Debt Financing Sources, or any of their respective Non-Party Affiliates (collectively, the “Buyer Related Parties”) for all losses, damages, liabilities, obligations, costs or expenses (“Losses”) in respect of or relating in any way to this Agreement, the Commitment Letters or the Sponsor Guarantee, the performance hereof or thereof including any breach (whether a Buyer Willful Breach, material breach or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of or relating in any way to this Agreement, the Commitment Letters or the Sponsor Guarantee or any oral representation made or alleged to be made in connection herewith or therewith or the transactions contemplated hereby or thereby (including the abandonment or termination thereof or the failure of the Closing to occur), in each case, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Buyer, by the enforcement of any assessment or by any Proceeding, by virtue of any Law, pursuant to any theory of law or equity, in contract, in tort or otherwise) (such agreements and related matters, collectively, the “Transaction-Related Matters”) and upon payment of the Buyer Termination Fee to PKI pursuant to Section 6.3(a), none of the Buyer Related Parties shall have any liability or obligation of any nature whatsoever to PKI or any other PKI Related Party for any Transaction-Related Matter (other than the obligation to pay any Financing Cooperation Costs and/or Collection Costs) and neither PKI nor any other PKI Related Party shall bring any Proceeding or otherwise seek to recover any other Losses against any Buyer or any other Buyer Related Party for any Transaction-Related Matter (other than the obligation to pay any Financing Cooperation Costs and/or Collection Costs). Further, each of the parties to this Agreement expressly acknowledges and agrees that under no circumstances shall (A) the maximum aggregate liability of Buyer (and Sponsors in accordance with, and subject to the limitations in, the Sponsor Guarantee) for all Transaction-Related Matters exceed an amount equal to the Buyer Termination Fee plus the amount of any Financing Cooperation Costs and/or Collection Costs (the “Cap”), (B) any PKI Related Party seek or be entitled to recover any money damages in excess of the Cap, (C) any PKI Related Party bring any Proceeding or otherwise seek to recover any Losses against any Buyer Related Party (other than Buyer and the Sponsors (pursuant to, and subject to the limitations in, the Sponsor Guarantee)) for any Transaction-Related Matter or (D) any Buyer Related Party (other than Buyer and the Sponsors (pursuant to, and subject to the limitations in, the Sponsor Guarantee)) have any liability or obligation of any nature whatsoever to any PKI Related Party for any Transaction-Related Matter.

(d) While PKI may pursue both a grant of specific performance in accordance with Section 9.13 and the payment of the Buyer Termination Fee under Section 6.3(a), under no circumstances shall any Person or Persons (whether acting together or separately and whether in one or separate Proceedings), including any PKI Related Party, be permitted or entitled to receive in connection with this Agreement both (i) a grant of specific performance to require the Financing to be funded or Buyer to consummate the Closing and (ii) the payment of the Buyer Termination Fee or monetary damages of any kind (other than (A) the amount of Financing Cooperation Costs and/or Collection Costs and (B) solely to the extent Closing occurs, solely with respect to any post-Closing obligations of Buyer).

(e) The Parties acknowledge that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Buyer fails to timely pay any amount due pursuant to this Section 6.3, and, in order to obtain the payment, PKI commences a Proceeding which results in a judgment against Buyer for the payment set forth in this Section 6.3, such paying party shall pay the other party or parties, as applicable, its or their reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received (collectively, the “Collection Costs”).

(f) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Buyer Related Parties and their respective successors, permitted assigns, heirs and legal representatives. The parties agree that the Buyer Related Parties are express third-party beneficiaries of this Section 6.3.

ARTICLE VII

TAX MATTERS

7.1 Preparation and Filing of Tax Returns; Payment of Taxes.

(a) PKI shall be responsible for the preparation of all Tax Returns for Sellers for all periods (including the consolidated, unitary and combined Tax Returns for Sellers, which include the operations of the Business for any period ending on or before the Closing Date) and for all Tax Returns of the Acquired Companies for all taxable periods that end on or before the Closing Date. PKI shall file or cause to be filed all such Tax Returns for Sellers, and shall file or cause to be filed all such Tax Returns of the Acquired Companies that are required to be filed on or before the Closing Date. Buyer shall file or cause to be filed all such Tax Returns of the Acquired Companies that are required to be filed after the Closing Date. Sellers shall make or cause to be made all payments required with respect to any such Tax Returns. Buyer shall promptly reimburse Sellers for the amount of any such Taxes paid by Sellers to the extent such Taxes are attributable (as determined under Section 7.2 hereof) to Post-Closing Tax Periods.

(b) Buyer shall be responsible for the preparation and filing of all other Tax Returns for the Business. Buyer shall make all payments required with respect to any such Tax Returns. PKI shall promptly reimburse Buyer for the amount of any such Taxes paid by Buyer to the extent such Taxes are attributable (as determined under Section 7.2) to Pre-Closing Tax Periods.

(c) Any Tax Return of an Acquired Company to be prepared and filed for a Straddle Period shall be prepared on a basis consistent with the last previous similar Tax Return, and Buyer shall consult with PKI concerning each such Tax Return and report all items with respect to the period ending on the Closing Date in accordance with the instructions of PKI (provided Buyer shall not be required to follow any such instruction to the extent Buyer’s tax advisor concludes such position is not “more likely than not” to prevail). Buyer shall provide PKI with a copy of each proposed Tax Return of an Acquired Company for a Straddle Period (and such additional information regarding such Tax Return as may reasonably be requested by PKI) at least 30 days prior to the filing of such Tax Return.

(d) PKI and Buyer shall each be responsible for 50% of the payment of any transfer, sales, use, stamp, conveyance, extraterritorial transfer, civil transaction tax, recording, registration, documentary, filing and other non-income Taxes (excluding any VAT, which shall be governed by Section 7.7) and administrative fees arising in connection with the consummation of the transactions contemplated by this Agreement, including, for the avoidance of doubt, the Pre-Closing Transactions (collectively, “Transfer Taxes”). The Party required under applicable Law to file any Tax Returns with respect to such Taxes will file such returns and the other Party shall cooperate in the filing of such Tax Returns.

(e) Buyer shall be responsible for the payment of any and all Taxes not incurred in the Ordinary Course of Business attributable to the acts or omissions of Buyer or Buyer’s Affiliates occurring after the Closing on the Closing Date.

(f) From and after the Closing, PKI shall indemnify Buyer in respect of, and hold Buyer harmless against, any and all Damages incurred or suffered by Buyer or any of its Affiliates related to (i) any Taxes of any Seller or any of its Affiliates or any other Person (other than an Acquired Company) which is required to be paid by an Acquired Company by reason of the Acquired Company (or any predecessor of such Acquired Company) having been a member of any affiliated, consolidated, combined, unitary or similar Tax group on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any similar state, local, or non-U.S. law), or as a successor or transferee and (ii) any Taxes (other than Transfer Taxes, which are governed by Section 7.1(d)) arising from or imposed in connection with any of the transactions occurring as part of, or in connection with, the Pre- Closing Transactions (including any Taxes imposed on any post-Closing dividend or distribution made by an Acquired Company to PKI or any of its Affiliates pursuant to the Pre-Closing Transactions) or the settlement of intercompany accounts or other amounts owed pursuant to Section 4.5, in each case to the extent such Damages were not included in Closing Indebtedness or Working Capital.

7.2 Allocation of Certain Taxes.

(a) Subject to Section 7.2(c), Buyer and PKI agree that if any Seller or Acquired Company is permitted but not required under applicable state or local or non-United States Tax Laws to treat the Closing Date as the last day of a taxable period, Buyer and Sellers shall treat such day as the last day of a taxable period.

(b) Any Taxes for a taxable period of an Acquired Company or with respect to the Acquired Assets for a Straddle Period shall be apportioned for purposes of Section 7.1 between the Pre-Closing Tax Period and the Post-Closing Tax Periods (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer, novation or assignment of property (other than Taxes described in Section 7.1(d)), based on the actual operations of the Acquired Company or the Business during the portion of such period ending on the Closing Date and the portion of such period beginning on the day following the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), based on the number of days during the portion of such period ending on the Closing Date and the portion of such period beginning on the day following the Closing Date.

(c) Subject to the mutual written consent of PKI and Buyer, which shall not be withheld unless such Party determines in good faith that a Section 245A Election is not permitted by applicable Law, Buyer and PKI (and their respective Affiliates) will comply with the requirements described in Treas. Reg. Sec. 1.245A-5(e)(3)(i) with respect to any Acquired Company that is a controlled foreign corporation within the meaning of Section 957 of the Code so that the taxable year of such Acquired Company will end for U.S. federal income tax purposes as described in Treas. Reg. Sec. 1.245A-5(e)(3)(i)(A) (such election, a “Section 245A Election”). Buyer and PKI shall cooperate in good faith to determine whether an any Section 245A Election is permitted by applicable Law. Pursuant to Treas. Reg. Sec 1.245A-5(e)(3)(i)(B), foreign taxes will be allocated between the U.S. taxable years of any Acquired Company making a Section 245A Election under the principles of Treas. Reg. Sec. 1.1502-76(b) to income earned during the foreign tax year of such Acquired Company. Such allocation of foreign Taxes will be made pro-rata based on the number of days in the foreign tax year that fall within the periods before and after the U.S. tax year of an Acquired Company ends as a result of a Section 245A Election, by also taking into account foreign income earned during a period which, if realized for U.S. federal income tax purposes, would constitute an extraordinary item described in Treas. Reg. Sec. 1.1502-76(b)(2)(ii)(C).

7.3 Refunds and Carrybacks.

(a) Sellers shall be entitled to any refunds (including any interest paid thereon) for Taxes of the Acquired Companies or with respect to the Acquired Assets attributable to Pre-Closing Tax Periods (whether received in cash or credited against other Taxes) to the extent such Taxes were paid by PKI or any Affiliate of PKI pursuant to Section 7.1(a) or are subject to indemnification under Section 7.1(f) or are Excluded Liabilities, except to the extent such refunds were included in the calculation of Closing Indebtedness or Working Capital.

(b) Buyer and/or its Affiliates, as the case may be, shall be entitled to any refunds (including any interest paid thereon) for Taxes of the Acquired Companies or with respect to the Acquired Assets attributable to Post-Closing Tax Periods (whether received in cash or credited against other Taxes) to the extent such refunds are not described in Section 7.3(a).

(c) Buyer shall promptly forward to or reimburse PKI for any such refunds described in Section 7.3(a) (including any interest paid thereon) due Sellers after receipt or credit thereof, and PKI shall promptly forward to Buyer or reimburse Buyer for any such refunds (including any interest paid thereon) due Buyer after receipt or credit thereof.

(d) Buyer and PKI agree that, with respect to any Tax, none of the Acquired Companies shall carry back any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date to any taxable period ending on or before the Closing Date.

7.4 Cooperation on Tax Matters; Tax Audits.

(a) Buyer and PKI and their respective Affiliates shall cooperate in the preparation of all Tax Returns and the conduct of any Tax Audit (as defined in Section 7.4(b)) for any Tax periods for which any such party could reasonably require the assistance of another such party in obtaining any necessary information. Such cooperation shall include, but not be limited to, furnishing prior years’ Tax Returns or return preparation packages to the extent related to the Business illustrating previous reporting practices or containing historical information relevant to the preparation of such Tax Returns or the conduct of the Tax Audit, furnishing such other information within such party’s possession requested by the party filing such Tax Returns or defending such Tax Audit as may be relevant, executing any Tax Returns or other documents as may be required, and facilitating payment of Taxes as may be required. Such cooperation and information also shall include promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any applicable governmental authority responsible for the imposition of Taxes (the “Taxing Authority”) which relate to the Business, and providing copies of all relevant Tax Returns to the extent related to the Business, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by any Taxing Authority and, to the extent relevant, records concerning the ownership and Tax basis of property, which the requested party may possess. Buyer, PKI and their respective Affiliates shall make their respective employees and facilities available on a mutually convenient basis to explain any documents or information provided hereunder.

(b) Sellers shall have the right, at their own expense, to control any audit or examination by any Taxing Authority (“Tax Audit”), initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes of the Acquired Companies or with respect to the Acquired Assets for any taxable period ending on or before the Closing Date. Buyer shall have the right, at its own expense, to control any other Tax Audit, initiate any other claim for refund, and contest, resolve and defend against any other assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes with respect to the Acquired Companies or the Acquired Assets; provided that, with respect to (i) any Taxes for a Straddle Period and (ii) any item the adjustment of which may cause any Seller to become obligated to make any payment pursuant to Section 7.1, Buyer shall consult with PKI with respect to the resolution of any issue that would affect any Seller, and not settle any such issue, or file any amended Tax Return relating to such issue, without the consent of PKI (such consent not to be unreasonably withheld, conditioned or delayed).

7.5 Post-Closing Actions. Buyer shall not, and shall not cause or permit any of its Affiliates (including the Acquired Companies) to, file, amend, re-file or otherwise modify any Tax Return or Tax election, initiate any voluntary disclosure, or agree to the waiver or any extension of the statute of limitations, in each case, with respect to Taxes of an Acquired Company for any Pre-Closing Tax Period, without the consent of PKI.

7.6 Elections Pursuant to Section 338 of the Code. Buyer shall not elect, pursuant to Section 338 of Code, for the sale of the Equity Interests of any Acquired Company to be treated for United States federal income tax purposes as a sale by the respective Acquired Company (and, where applicable, any other Acquired Companies) of its assets without the prior written consent of PKI; provided that Buyer may make such an election without the consent of PKI, in which case Buyer shall compensate PKI and its Affiliates for any additional Taxes and other costs imposed on PKI or its Affiliates as a result of such election pursuant to Section 338 of the Code (such additional Taxes and other costs to be determined by PKI in good faith on a “with and without” basis and taking into account (i) any Tax benefits associated with such election and (ii) any Taxes imposed on any payments made pursuant to this Section 7.6). Buyer and PKI shall cooperate in good faith to determine whether an election pursuant to Section 338 of Code shall be made in connection with the sale of the Equity Interests and to calculate the incremental Tax cost of making such an election. Pursuant to Treas. Reg. Sec. 1.338-9(d)(1), foreign taxes will be allocated between the U.S. taxable years of any Acquired Company for which an election pursuant to Section 338 of the Code has been made under the principles of Treas. Reg. Sec. 1.1502-76(b) to income earned during the foreign tax year of such Acquired Company. Such allocation of foreign Taxes will be made pro-rata based on the number of days in the foreign tax year that fall within the periods before and after the U.S. tax year of an Acquired Company ends as a result of making an election pursuant to Section 338 of the Code, by also taking into account foreign income earned during a period which, if realized for U.S. federal income tax purposes, would constitute an extraordinary item described in Treas. Reg. Sec. 1.1502-76(b)(2)(ii)(C).

7.7 VAT.

(a) “VAT” shall mean value added tax chargeable pursuant to European Council Directive 2006/112/EC and any supplemental or national implementing legislation thereto, and any similar tax imposed on the supply of goods and services, including goods and services taxes and consumption taxes, and any interest or penalties in respect thereof that arise as a direct result of a breach by the Buyer of any of the provisions of this Agreement.

(b) All sums mentioned in or payable under this Agreement shall be exclusive of VAT. Where a Party to this Agreement or any of its Affiliates makes a supply of goods or services to the other Party or its Affiliates and the supplier is obliged by Law or due to the exercise of an option available under applicable Law to account for VAT in respect of that supply then the recipient of that supply shall, in addition to the consideration payable for such supply, pay an amount equal to the legally or due to the option owed VAT (if any) arising in respect of such supply after receipt of a valid and proper VAT invoice. No such amount of VAT is payable by the recipient of the supply to the supplier if and to the extent that a Party to this Agreement or any of its Affiliates makes a supply of goods or services to another Party that is treated as a reverse charge supply, being a supply for which the recipient is liable to account for the VAT due. In such a case, the recipient of the supply shall be responsible for full and timely payment of all VAT legally owed in respect of the relevant supply.

(c) The Parties acknowledge and are of the common opinion that (i) the sale and transfer of the Acquired Assets and the Assumed Liabilities by the Asset Sellers pursuant to this Agreement should qualify as a transfer of a going concern (“TOGC”) where such treatment is available in the country in question and all relevant conditions are met, (ii) the buyers of the Acquired Assets have the intention of carrying on the same business with the Acquired Assets as the Asset Sellers, and (iii) therefore, no VAT should apply to the sale and transfer of Acquired Assets and the Assumed Liabilities. In this regard, Buyer covenants that the buyers of the Acquired Assets (A) are or will be at the Closing Date registered for VAT and taxable persons for VAT purposes and (B) intend to carry on the business in the same manner as the Asset Seller and not simply to immediately liquidate it. The Parties shall cooperate and take all reasonable steps to ensure that the transfer of the Acquired Assets are not subject to VAT, including making any necessary notifications or applications to ensure that the transfer of the Acquired Assets is treated as a TOGC.

(d) In the event that, contrary to the Parties’ assumption, any VAT is imposed upon or against any of the Asset Sellers in relation to the sale and transfer of the Acquired Assets (or any part thereof) as contemplated by this Agreement, the Asset Sellers shall promptly notify Buyer, as applicable, of the amount of such VAT and shall issue a VAT invoice in accordance with the requirements of applicable Law. Buyer shall remit to the Asset Sellers, the VAT amounts specified in such VAT invoice plus 50% of any interest, penalties or surcharges assessed thereon by the tax authorities against any of the Asset Sellers (“VAT Amount”). The VAT Amount shall become due and payable within 10 Business Days following receipt of such VAT invoice and a copy of the VAT assessment notice stipulating any interest or surcharges by Buyer. The Asset Sellers shall in such case at their sole discretion be entitled to exercise a VAT option with respect to their sales of the Acquired Assets. The payment claim of the Asset Sellers against Buyer shall not become time-barred until six (6) months after the time at which the assessment of VAT on the sale of the Acquired Assets becomes final and unappealable.

(e) In the event that any VAT is imposed upon or against Buyer in relation to the sale of the Acquired Assets as contemplated by this Agreement due to a reverse charge scenario, Buyer shall promptly notify PKI or the Asset Sellers of the amount of such VAT and attach a copy of the VAT assessment notice. The respective Asset Seller shall within 10 Business Days after receipt of the notice issue an invoice in accordance with the requirements of applicable Law, as required, exclusive of VAT.

(f) The Parties will cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption of VAT or for seeking a refund or credit of VAT.

7.8 Certain Tax Definitions.

(a) “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the pre-Closing portion of any Straddle Period.

(b) “Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

(c) “Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the post-Closing portion of any Straddle Period.

ARTICLE VIII

FURTHER AGREEMENTS

8.1 Access to Information; Record Retention; Cooperation.

(a) Access to Information. Subject to compliance with applicable Laws (including COVID-19 Measures), following the Closing, each Party shall afford to the other Party and to the other Party’s Affiliates, and to its and their respective directors, officers, employees, authorized accountants, counsel, advisors, and other designated representatives (collectively “Representatives”) reasonable access (including using commercially reasonable efforts to give access to third parties possessing information and providing reasonable access to its own employees who are in possession of relevant information) and duplicating rights upon reasonable advance written notice, during normal business hours and in a manner so as to not unreasonably interfere with the conduct of business to all non-privileged records, books, contracts, instruments, documents, correspondence, computer data and other data and information (but excluding personnel files and competitively sensitive information) (collectively, “Information”) within the possession or control of such Party or its Affiliates, relating to the Business prior to the Closing, insofar as such access is reasonably required by the other Party. Information may be requested under this Section 8.1(a) solely for financial reporting and accounting matters, preparing financial statements, preparing, preparing and filing any Tax Returns, prosecuting any claims for refund, defending any Tax claims or assessment, preparing securities Law or exchange filings, prosecuting, defending or settling any litigation, Environmental Matter or insurance claim, performing this Agreement and the transactions contemplated hereby, and all other proper business purposes. Notwithstanding anything to the contrary, nothing herein shall require any Party or its Affiliates to disclose any Information that is subject to any attorney-client or other privilege or would reasonably be expected to be in violation of contractual obligations; provided, that if any Information is withheld by any person, the withholding party shall inform the requesting party as to the general nature of what Information is being withheld and the withholding party shall cooperate in good faith with the requesting party to identify and implement a reasonable alternative means, if and to the extent permitted by applicable Law, for the requesting party and its Representatives to be granted access to the maximum extent possible.

(b) Access to Personnel. Subject to compliance with contractual obligations and applicable Law, following the Closing, each Party shall use commercially reasonable efforts to make available during normal business hours and in a manner so as not to unreasonably interfere with the conduct of business to the other Party, upon reasonably advance written request, such Party’s and its Affiliates’ officers, directors, employees and agents to the extent that such persons may reasonably be required in connection with any legal, administrative or other proceedings in which the requesting Party may from time to time be involved relating to the Business prior to the Closing or for any other matter referred to in Section 8.1(a).

(c) Reimbursement. A Party providing Information or personnel to another Party under Sections 8.1(a) or 8.1(b) shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other reasonable and documented out-of-pocket expenses, as may reasonably be incurred in providing access to such Information or personnel; provided, however, that no such reimbursements shall be required for the salary or employee benefits pertaining to employees or directors of the providing Party or its Affiliates.

(d) Retention of Records. Except as otherwise required by applicable Law or agreed to in writing by the Parties, Buyer and PKI shall each (and each shall cause its Affiliates to) use commercially reasonable efforts to preserve all Information in its possession pertaining to the Business prior to the Closing until the seventh anniversary of the Closing Date. Notwithstanding the foregoing, in lieu of retaining any specific Information, either Party may offer in writing to the other Party to deliver such Information to the other Party at such other Party’s sole cost and expense and, if such offer is not accepted within 90 days, the offered Information may be disposed of at any time.

(e) Preparation of PKI Financial Statements.

(i) Following the Closing, Buyer shall, at PKI’s sole cost and expense, use reasonable best efforts to provide to PKI and its Subsidiaries all information relating to the Business in the possession of Buyer or its Subsidiaries reasonably required for PKI and its Subsidiaries to prepare the financial statements of PKI and its Subsidiaries for all fiscal periods that precede or include the Closing Date and in connection therewith, Buyer shall use its reasonable best efforts to ensure that PKI and its Subsidiaries (and their auditors) will be provided with reasonable access, during normal business hours upon reasonable prior notice, to the Business’ non-privileged books and records and relevant accountant’s work papers (subject to execution of customary confidentiality and work paper access letters if requested).

(ii) As promptly as practicable after the date hereof and prior to Closing, PKI shall, at Buyer’s sole cost and expense in accordance with Section 4.7(d), cause Deloitte and Touche LLP to prepare and, and shall provide to Buyer and its Subsidiaries, audited combined balance sheets of the Business as of the last day of the fiscal year ended January 2, 2022 and the related audited combined income statement for the Business for the twelve month period then ended (but will not include comparisons with the corresponding period in the prior year) (the “Audited Financial Statements”), which Audited Financial Statements shall include an unqualified audit opinion with respect thereto.

(iii) PKI shall provide or cause to be provided to Buyer and its Representatives reasonable access, during normal business hours upon reasonable prior notice, to review PKI’s and its Subsidiaries’ non-privileged books and records and work papers (subject to execution of customary confidentiality and work paper access letters if requested) for purposes of evaluating the Audited Financial Statement. Buyer and its Representatives may make reasonable inquires to PKI and its Subsidiaries and their respective accountants concerning the Audited Financial Statements and PKI shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to cause any such accountants to cooperate with and respond to such inquiries.

(iv) PKI shall prepare and deliver to Buyer, no later than fifty (50) calendar days following the end of each fiscal quarter of PKI ending after the date hereof and prior to the Closing, an unaudited combined balance sheets of the Business as of the end of such quarter and the related unaudited combined income statements for the Business for the quarter then ended and year-to-date period (but will not include comparisons with the corresponding period in the prior year) (the “Interim Post-Signing Financial Statements”); provided that, for the avoidance of doubt, if the Closing occurs prior to expiration of such fifty (50) calendar day period with respect to any fiscal quarter, the delivery of the Interim Post-Signing Financial Statements with respect to such fiscal quarter shall not be required pursuant to this Section 8.1(e)(iv).

(f) Confidentiality.

(i) Each of Buyer and PKI (a “Receiving Party”) shall hold, and shall use commercially reasonable efforts to cause their respective Affiliates and its and their respective Representatives to hold, in strict confidence all Information concerning the other Party furnished to it by the other Party (the “Disclosing Party”) or the Disclosing Party’s Affiliates or Representatives at any time prior to Closing or pursuant to this Section 8.1 (in each case, except to the extent that such Information (i) is or becomes generally available to the public other than as a result of disclosure directly or indirectly by the Receiving Party (or its Affiliates or their respective Representatives) in violation of the terms of this Section 8.1(f), (ii) was within the Receiving Party’s or its Representatives’ possession prior to it being furnished to the Receiving Party by or on behalf of the Disclosing Party pursuant hereto (or pursuant to a prior confidentiality arrangement), provided that the source of such information was not, to the Receiving Party’s knowledge at the time of disclosure, bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information; (iii) becomes available to the Receiving Party or its Representatives on a non-confidential basis from a source other than the Disclosing Party or any of its Representatives, provided that such source is not, to the Receiving Party’s knowledge at the time of disclosure, bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information; or (iv) is independently developed by the Receiving Party or its Representatives without use of or reference to the Information, and the Receiving Party shall not release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors, unless compelled to disclose such Information by judicial or administrative process or by other requirements of Law or so as not to violate the rules of any stock exchange; provided, however, that in the case of disclosure compelled by judicial or administrative process, the Receiving Party shall (to the extent practicable and permitted by applicable Law) notify the Disclosing Party as promptly as reasonably practicable of the request or requirement so that the Disclosing Party may seek, at its expense, an appropriate protective order or waive compliance with the provisions of this Section 8.1(f). If, in the absence of a protective order or the receipt of a waiver hereunder, the Receiving

Party is compelled to disclose any Information by judicial or administration process, such Receiving Party may so disclose the Information; provided, however, that at the written request of the Disclosing Party, the Receiving Party shall use commercially reasonable efforts to obtain, at the expense of the Disclosing Party, an order or other assurance that confidential treatment will be accorded to such portion of the Information required to be disclosed.

(ii) From and after the Closing, (A) Buyer shall not be restricted under this Section 8.1(f) or the Confidentiality Agreement with respect to Information exclusively concerning the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities (the “Business Confidential Information”) and (B) any Business Confidential Information held by PKI or its Affiliates shall be deemed to be Information concerning Buyer furnished to it by Buyer for purposes of Section 8.1(f)(i).

8.2 Director and Officer Indemnification; Insurance.

(a) For a period of six years following the Closing Date, Buyer shall not take or cause, or permit to be taken or caused by any person, any action to alter or impair any exculpatory or indemnification provisions now existing in the charter or bylaws or other organizational documents of any Acquired Company for the benefit of any individual who served as a director or officer of any Acquired Company at any time prior to the Closing Date (the “Pre-Closing Directors and Officers”), except for any changes that may be required to conform with changes in applicable Law and any changes that do not adversely affect the application of such provisions to acts or omissions of such individuals prior to the Closing Date. Prior to the Closing, PKI shall reasonably cooperate in good faith to determine whether it would be practical and cost-effective to obtain an extended reporting period endorsement with respect to the Pre-Closing Directors and Officers under PKI’s current policies of directors’ and officers’ liability insurance maintained by (or for the benefit of) PKI, and if the Parties mutually determine to obtain such reporting period endorsement, to obtain such endorsement at Buyer’s sole expense.

(b) Notwithstanding anything to the contrary herein, to the extent that (i) any insurance policies issued for the benefit of PKI or its Affiliates (the “PKI Insurance Policies”) cover any loss, liability, claim, damage or expense relating to the Business or the Acquired Companies and relating to or arising out of occurrences on or prior to the Closing Date (“Pre-Closing Matters”) and (ii) the PKI Insurance Policies continue after the Closing to permit claims to be made thereunder with respect to Pre-Closing Matters pursuant to this Section 8.2(b), PKI shall cooperate and cause its Affiliates to cooperate with Buyer in submitting claims with respect to Pre-Closing Matters on behalf of Buyer under the PKI Insurance Policies; provided that Buyer shall not make any such claims if, and to the extent that, such claims are covered by insurance policies held by Buyer or its Affiliates. Buyer shall reimburse, indemnify and hold PKI and its Affiliates harmless for any deductible, self-insured retention, premium increase, collection costs and other fees and expenses incurred by PKI or any of its Affiliates to the extent resulting from any access to, any claims made by Buyer, any Acquired Company or any of their respective subsidiaries as a result of such claims made under the PKI Insurance Policies.

8.3 Covenant Not to Compete; Non-Solicitation.

(a) During the period commencing on the Closing Date and continuing until the third anniversary of the Closing Date (the “Noncompetition Period”), PKI shall not (and shall cause each Noncompetition Party (as defined in this Section 8.3) not to), directly or indirectly, own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in any activity or business competing with the Business as of the Closing (a “Competitive Business”); provided, however, that the foregoing covenants shall not prohibit, or be interpreted as prohibiting, any Noncompetition Party from:

(i) continuing anywhere in the world in any type of business conducted by any Noncompetition Party on the date hereof (including any extensions or additions to such business), which is not part of the Business;

(ii) entering into any relationship with a person or entity not owned, managed, operated or controlled by any Noncompetition Party for purposes unrelated to a Competitive Business (other than in a de minimis respect);

(iii) purchasing products and services from Competitive Businesses in the Ordinary Course of Business on arms-length terms;

(iv) making passive equity investments of less than two percent (2%) of the outstanding equity interests, or any interest exchangeable or convertible into or providing the right to receive an equity interest representing less than two percent (2%) of the outstanding equity interests, of any in publicly owned companies which conduct a Competitive Business, provided such investments do not confer control of any such Competitive Business upon any Noncompetition Party or enable such Noncompetition Party to otherwise directly or indirectly participate in the management or operations (including through the appointment of a manager, director or similar position) of such company;

(v) acquiring any person or entity which conducts a Competitive Business if either:

(A) in the calendar year prior to such acquisition, the consolidated revenues of such person or entity from its Competitive Business do not constitute more than 15% of the total consolidated revenues of such person or entity; or

(B) the applicable Noncompetition Party promptly commences and, within 12 months after such acquisition, completes the transfer of that portion of the business of such person or entity as constitutes a Competitive Business upon terms and conditions and at a price determined by the applicable Noncompetition Party in its sole discretion, or promptly (and in any event within 12 months after such acquisition) causes the cessation of that portion of the business of such person or entity as constitutes a Competitive Business;

(vi) engaging in the activities, services or businesses set forth on Schedule 8.3(a)(v); or

(vii) performing its obligations under this Agreement and any Ancillary Agreement or otherwise taking actions in connection with the transactions contemplated hereby and thereby.

Notwithstanding the foregoing, if at any time a third party consummates the acquisition (by way of merger, tender offer or otherwise) of more than 50% of the outstanding capital stock of PKI or all or substantially all of PKI’s consolidated assets, then the restrictions set forth in this paragraph shall terminate and cease to be of any further force or effect.

(b) Without limiting the applicability of the foregoing, PKI agrees that for three (3) years after the Closing Date, PKI shall not (and shall cause each Noncompetition Party not to) hire or engage or recruit, solicit for employment or otherwise attempt to employ any person who was a Business Employee on the Closing Date; provided, however, that the foregoing shall not prohibit PKI or any Noncompetition Party from (A) placing general advertisements for employees not directed at the Business or the Business Employees and hiring or engaging any person in response to any such general advertisement, (B) engaging any recruiting firm or similar organization to identify or solicit persons for employment on its behalf, or soliciting, hiring or engaging any person who is identified by any such recruiting firm or organization, as long as such recruiting firm or organization is not instructed to target the Business or any Business Employee, (C) soliciting or hiring any such Business Employee whose employment with Buyer or an Acquired Company, as applicable, has been terminated for at least six months or (D) rehiring any Business Employee that is not a New Buyer Employee if such rehiring is required by applicable Law. Buyer agrees that for three (3) years after the Closing Date, Buyer shall not (and shall cause its Affiliates (including the Acquired Companies) not to) hire or engage or recruit, solicit for employment or otherwise attempt to employ any person set forth on Schedule 8.3(b); provided, however, that the foregoing shall not prohibit Buyer from (X) placing general advertisements for employees not directed at such employees and hiring or engaging any person in response to any such general advertisement, (Y) engaging any recruiting firm or similar organization to identify or solicit persons for employment on its behalf, or soliciting, hiring or engaging any person who is identified by any such recruiting firm or organization, as long as such recruiting firm or organization is not instructed to target such employees or independent contractors or (Z) soliciting or hiring any such employee whose employment with PKI or its subsidiaries has been terminated for at least six months.

For purposes of the Agreement, “Noncompetition Party” means PKI and any direct or indirect controlled Affiliates of PKI, whether or not presently existing, while (but only while) such entity is a direct or indirect controlled Affiliate of PKI.

8.4 Disclosure Generally. Any information furnished in a particular Section of the Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties that are contained in the corresponding Section of Article II of this Agreement and (b) any other representations and warranties of the relevant party that are contained in Article II of this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent on its face. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, taken as a whole, has resulted in or would result in a Business Material Adverse Effect, or is outside the Ordinary Course of Business. For purposes of this Agreement, the terms “to Sellers’ knowledge,” “known by Sellers” or other words of similar meaning shall mean the actual knowledge of the persons listed on Schedule 8.4(a) attached hereto, without any obligation of investigation, and shall not refer to the knowledge of any other person or entity. For purposes of this Agreement, the terms “to Buyer’s knowledge,” “known by Buyer” or other words of similar meaning shall mean the actual knowledge of the persons listed on Schedule 8.4(b) attached hereto, without any obligation of investigation, and shall not refer to the knowledge of any other person or entity.

8.5 Certain Employment and Employee Benefits Matters.

(a) Transfer of Business Employees. PKI and Buyer shall, and shall cause the PKI Group and the Buyer Group to take such reasonable actions as may be required or desirable to procure that, on and with effect from the Local Transfer Date, (x) subject to Section 8.5(d)(vi), each relevant Business Employee (other than any Inactive Business Employee (as defined in Section 8.5(d)(vii)) who is employed in a country in which PKI or its Affiliates maintains an employing entity (an “Eligible Inactive Business Employee”)) employed by an Asset Seller: (A) is employed by a member of the Buyer Group or an Acquired Company; and (B) has ceased to be employed by any member of the PKI Group (but no member of the PKI Group or the Buyer Group shall be obliged to offer to any Business Employee any payment or other benefit in order to obtain the result described in (A) or (B), except as may be required under applicable Law, pursuant to any Business Benefit Plan, pursuant to a Collective Agreement or pursuant to Section 8.5(e) with respect to consultations and Sections 8.5(c) and 8.5(d) with respect to offers) and (y) each Seller Retained Employee is (1) employed by a member of the PKI Group (other than an Acquired Company); and (2) has ceased to be employed by any Acquired Company;

(b) Cooperation. Buyer and PKI shall, and shall each, respectively, cause the Buyer Group and the PKI Group to, cooperate with each other in good faith in order to:

(i) provide such assistance as is reasonably required in order for all obligations under applicable Laws and this Section 8.5 to be complied with in connection with the transfer of employment of, and provision of benefits from the relevant Local Transfer Date to, each Business Employee, including but not limited to PKI or its Affiliate providing information to Buyer to enable Buyer to establish such Buyer Plans (as defined below) as are necessary to comply with its obligations; and

(ii) cause each Transferring Employee (as defined in Section 8.5(c)(i)) and/or any Employee Representative of such Transferring Employee to be properly informed or consulted in connection with the transfer of his or her employment and, to the extent required by applicable Law, cause each Business Employee of any Acquired Company (other than, to the extent permitted under applicable Law, Eligible Inactive Business Employees) (each an “Acquired Company Employee”) to be properly informed or consulted in connection with the sale of such Acquired Company to Buyer, in each case in compliance with the requirements of applicable Laws in the relevant jurisdiction. PKI shall not (and shall procure that any PKI Affiliate shall not), without the prior written consent of the Buyer, such consent not to be unreasonably withheld or delayed, enter into any agreement or understanding with, or make any commitment to any Business Employees or Employee Representatives that could result in material liability to Buyer or the Buyer Group. For purposes of this Section 8.5, the “Local Transfer Date” shall be the latest of the Closing Date, the date on which employment transfers to the Buyer Group under Section 8.5(d)(vi), the date on which the applicable Acquired Assets or Acquired Company transfers to the Buyer Group under the International Appendices or otherwise and, with respect to Eligible Inactive Business Employees, the date on which such Eligible Inactive Business Employee commences employment with Buyer or its Affiliate under Section 8.5(d)(vii), provided that the Buyer Group shall be liable to reimburse the PKI Group with respect to any compensation, benefits, or other expenses incurred relating to the Business Employees (other than Eligible Inactive Business Employees and Business Employees who become New Buyer Employees as of the Closing Date) beginning on the Closing Date, as provided in the Transition Services Agreement, the applicable Commercial Agreement or as expressly provided in this Section 8.5.

(c) Automatic Transfer Obligations. In each relevant jurisdiction where the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated 12 March 2001, as amended from time to time, and domestic legislation implementing such directive into the national Law of any country in the European Union or any similar legislation in any country outside the European Union, as amended from time to time (the “Transfer Regulations”) apply to the transactions contemplated hereby, or under the Pre-Closing Transactions (in either case, as applicable to the particular country):

(i) The Parties intend that the contracts of employment of the Business Employees (other than, to the extent permitted under applicable Law, Eligible Inactive Business Employees) assigned to an Asset Seller under the Transfer Regulations (the “Transferring Employees”) will (to the extent provided for by the applicable local Laws) have effect on and from the Local Transfer Date as if originally made between a member of the Buyer Group and the Transferring Employee or such earlier date as may be required by virtue of the Pre-Closing Transactions. The Parties acknowledge and agree that for certain Transferring Employees, and to the extent required by applicable Law, an authorization to transfer might be required from local labor authorities, and that in such case the Local Transfer Date of such employees would occur as soon as practicable following the date on which the authorization of such local labor authorities is obtained.

(ii) If, as a result of the transactions contemplated hereby or the Pre-Closing Transactions, the contract of employment of any relevant Transferring Employee is found or alleged not to have effect after the Local Transfer Date or such earlier date as may be required by virtue of the Pre-Closing Transactions as if originally made with a member of the Buyer Group and any local applicable Law having similar or equivalent effect, Buyer, in consultation with PKI, will, or will cause the other applicable member of the Buyer Group to, within fourteen (14) days of being so requested by PKI, make to that Transferring Employee an offer in writing to employ such employee under a new contract of employment, to take effect upon the termination referred to in Section 8.5(c)(iii) on terms and conditions that will not be materially different to and will be at least as beneficial in aggregate as the terms and conditions of employment applicable to that Transferring Employee immediately before the Local Transfer Date. To the extent required by applicable Law, the actions described herein as occurring after the transfer is “alleged not to have effect” may be delayed by Buyer, in consultation with PKI, until the transfer is found not to have taken effect.

(iii) Once the offer specified in Section 8.5(c)(ii) has been made (or after the expiration of fourteen (14) days after it has been requested, if earlier), PKI (or another relevant member of the PKI Group, as appropriate) may terminate the employment of the Transferring Employee concerned, and Buyer shall have no liability for the direct or indirect costs of that person’s employment before, on or after the Closing Date, the termination of that employment including any liabilities, accrued benefits and entitlements, or costs that crystalize on or result from such termination (including legal fees) and any other liabilities, accrued benefits and entitlements, or costs relating to that person.

(iv) If as a result of the transactions contemplated hereby, the contract of employment of any person who is not a Transferring Employee, and who does not provide substantial services to the Business, including but not limited to a person who provides services to the Buyer or a member of the Buyer Group under the Transition Services Agreement or any other agreement contemplated by this Agreement and who is not a Delayed Transfer Employee, is found or alleged to have effect after the Closing Date or such earlier date as may be required by virtue of the Pre-Closing Transactions as if originally made with a member of the Buyer Group by operation of the Transfer Regulations, PKI, in consultation with Buyer, will (or will procure that another relevant member of the PKI Group will), within fourteen (14) days of being so requested by Buyer, make to that person an offer in writing to employ him or her under a new contract of employment, to take effect upon the cessation referred to in Section 8.5(c)(v), on terms and conditions that will not be materially different to and will be at least as beneficial in aggregate as the terms and conditions of employment applicable to that person immediately prior to the transfer or alleged transfer of employment. However, Buyer must make the request no later than fourteen (14) days after becoming aware of the finding or allegation. To the extent required by applicable Law, the actions described herein as occurring after the transfer is “alleged to have effect” may be delayed by PKI, in consultation with Buyer, until the transfer is found to have taken effect.

(v) Once the offer required by Section 8.5(c)(iv) has been made (or after the expiry of fourteen (14) days after it has been requested, if earlier), the relevant member of the Buyer Group may end the employment of the person concerned and PKI will pay any costs incurred and will indemnify Buyer (for itself and as agent and/or trustee for the relevant members of the Buyer Group) against the direct and indirect costs of that person’s employment until the date of termination of that employment, the cessation of that employment including any liabilities, accrued benefits and entitlements or costs that crystallize on such cessation of employment and any other liabilities, accrued benefits and entitlements or costs relating to that person that transfer to the relevant member of the Buyer Group under the Transfer Regulations, provided that such dismissal takes effect (subject the obligations of this Section 8.5(c)(v)) no more than one month after the date on which Buyer makes the request under Section 8.5(c)(iv) above or such longer period is required to comply with the minimum requirements of applicable Law or a Collective Agreement and excluding any liability that is caused by the manner of dismissal (including any act or omission by the member of the Buyer Group that was not reasonable for any member of the Buyer Group to do or omit to do (including acts or omissions of a discriminatory nature)).

(vi) Buyer shall indemnify PKI (for itself and as agent and/or trustee for the other applicable members of the PKI Group) against any claim in respect of any failure by any member of the Buyer Group to comply with its obligations under the Transfer Regulations, except where such failure is caused by a delay or default by a member of the PKI Group.

(vii) PKI shall indemnify Buyer (for itself and as agent and/or trustee for the other members of the Buyer Group) against any claim in respect of any failure by PKI or another member of the PKI Group to comply with its obligations under the Transfer Regulations, except where such failure is caused by a delay or default by a member of the Buyer Group.

(viii) Buyer shall cause any Acquired Company that incurred obligations or liabilities with respect to transfers before the Local Transfer Date under the Transfer Regulations in accordance with this Agreement, including by virtue of the Pre-Closing Transactions, to comply with such obligations and satisfy any such liabilities and shall indemnify PKI (for itself and as agent and/or trustee for its applicable Affiliates) with respect to any liabilities or costs (including legal fees) that might arise on or following the Closing for the PKI Group with respect to Acquired Company Employees who became Acquired Company Employees through the Transfer Regulations, provided that Buyer shall have no responsibility for any liabilities incurred by the PKI Group in respect of the period prior to Closing and PKI shall indemnify Buyer (for itself and as agent and/or trustee for its applicable Affiliates) for any liabilities with respect to (A) PKI or any member of the PKI Group’s failure to comply with the Transfer Regulations in relation to such transfers or (B) any act or omission by the relevant member of the PKI Group that was not reasonable for any member of the PKI Group to do or omit to do (including acts or omissions of a discriminatory nature).

(d) Offer and Acceptance; Terms of Employment; Jurisdictions; Delayed Transfer; Acquired Company Employees; Inactive Employees. In each relevant jurisdiction where the Transfer Regulations do not apply to the transactions contemplated hereby and the Business Employees do not transfer by operation of the Law (the “Offer and Acceptance Employees”) (either because there is no relevant applicable Law in that jurisdiction, or because the transactions contemplated hereby do not meet the requirements that trigger the relevant Transfer Regulations in that jurisdiction) or where, as noted below, the individuals are Acquired Company Employees (including those on paid-time off, sick or vacation leave):

(i) Buyer shall, or shall cause the other applicable member of the Buyer Group to, make an offer of employment to the relevant Offer and Acceptance Employees and provide terms of employment to Transferring Employees and Acquired Company Employees (excluding, to the extent permitted by applicable Law, Eligible Inactive Business Employees) such that: (A) for the twelve (12) months following the Local Transfer Date or such shorter period as the individual is employed by the Buyer Group, the terms and conditions of employment of each such Offer and Acceptance Employee, Transferring Employee or Acquired Company Employee immediately after the Local Transfer Date of such Offer and Acceptance Employee, Transferring Employee or Acquired Company Employee will not be materially different to and will be substantially comparable in the aggregate to the terms and conditions of employment applicable to such Offer and Acceptance Employee, Transferring Employee or Acquired Company Employee immediately before the transfer of such employee’s employment

(including base wages and salaries and cash incentive compensation opportunities at rates or levels no less favorable to such employees than the rates or levels of wages and salaries and cash incentive compensation opportunities in effect immediately prior to the Local Transfer Date) and, to the employees in the aggregate by country, Buyer Plans (as defined in Section 8.5(i)) with respect to such employees as shall be substantially comparable in the aggregate to the Employee Benefit Plans or Foreign Benefit Plans, as applicable, in which they were eligible to participate immediately prior to the Local Transfer Date (excluding any equity-based incentives, equity purchase plans, defined benefit plans, change in control or retention arrangements and retiree health insurance); provided that, for the avoidance of doubt, the nature and extent of each Buyer Plan may vary (subject to the obligations imposed by this sentence with respect to Employee Benefit Plans or Foreign Benefit Plans, as applicable in the aggregate); (B) notwithstanding the preceding clause (A), the terms and conditions of employment and compensation and benefits of each Transferring Employee, Offer and Acceptance Employee, or Acquired Company Employee will be subject to and comply with all applicable Laws relating to that Transferring Employee, Offer and Acceptance Employee, or Acquired Company Employee and the transfer of his or her employment; (C) the position offered to each such Offer and Acceptance Employee or conveyed to each Transferring Employee, or Acquired Company Employee shall be substantially comparable to the type, grade and status of the position/role and responsibilities held by such Offer and Acceptance Employee, Transferring Employee, or Acquired Company Employee prior to the transfer of such employee’s employment and in the same location; (D) such offer shall be for employment commencing as of the Local Transfer Date and contingent upon the occurrence of the Closing; and (E) Buyer or the other applicable member of the Buyer Group shall recognize and assume the length of the Offer and Acceptance Employee’s, Transferring Employee’s or Acquired Company Employee’s service with the relevant member of the PKI Group prior to the transfer of such employee’s employment for purposes of eligibility and vesting under the Buyer Plans (including any mandatory employee benefits, statutory rights and benefits, and social security and social welfare benefits and payments under applicable Law or related to the computation of any termination severance or any benefit plan, program, agreement, arrangement or policy that Buyer or the other applicable member of the Buyer Group may offer to its employees, but, to the extent permitted by applicable Law, excluding any defined benefit plan); provided that such recognition and assumption of service shall not be required to the extent it would result in the duplication of benefits for the same period of service. PKI shall (as shall cause its Affiliates to) take all actions necessary to assist Buyer and its Affiliates in making the offers contemplated in this Section 8.5.

(ii) Buyer and PKI acknowledge that the transfer of employment of any such Offer and Acceptance Employee will be subject to applicable Laws and the consent of the Offer and Acceptance Employee concerned, and, except as provided in Section 8.5(d)(vi), neither Buyer nor PKI shall have any obligation to ensure the transfer of any such Offer and Acceptance Employee except that Buyer and PKI shall (and shall cause their respective Affiliates to) use reasonable efforts to obtain consent from the Offer and Acceptance Employees to their transfer as at the Local Transfer Date and, if required, their consent to the delivery of personnel and employment related records (or copies thereof) to Buyer under Section 1.1(b)(xi).

(iii) In respect of the Offer and Acceptance Employees based in jurisdictions (to be determined in good faith by the Parties) where a tripartite agreement could minimize the expenses of a transfer, Buyer will, or will cause another applicable member of the Buyer Group to, make the offer of employment, and Buyer (through its identified member of the Buyer Group) and PKI (through its identified member of the PKI Group) will execute a tripartite agreement (in mutually agreed format, and to the extent applicable) with such Offer and Acceptance Employee, recording the terms of transfer of employment for such Offer and Acceptance Employee (in accordance with the provisions contained in this Section 8.5 and, if any, the local business transfer agreement for the applicable jurisdiction).

(iv) If the offer of employment by Buyer or its applicable Affiliate is accepted by the Offer and Acceptance Employee, PKI shall, or shall cause the other applicable member of the PKI Group to, release such Offer and Acceptance Employee from such employee’s employment with PKI or such other member of the PKI Group so as to allow such Offer and Acceptance Employee to commence employment with Buyer or the other applicable member of the Buyer Group and Buyer have no responsibility for the direct and indirect costs of that person’s employment prior to the Local Transfer Date (other than fees payable under the Transition Services Agreement) nor the termination of employment with the applicable member of the PKI Group, including any liabilities, accrued benefits and entitlements, or costs that crystalize on or result from such termination (including legal fees) and any other liabilities or costs relating to that person.

(v) If the offer of employment by Buyer or its applicable Affiliate does not comply with the requirements of this Section 8.5 and is not accepted by the Offer and Acceptance Employee, Buyer shall bear the direct and indirect costs of terminating such person’s employment, and shall indemnify PKI (for itself and as agent and/or trustee for its applicable Affiliates) against the direct and indirect costs of terminating such person’s employment, including any liabilities, accrued benefits and entitlements, or costs that crystalize on or result from such termination (including legal fees), provided that: (i) PKI or the relevant member of the PKI Group shall ensure any such termination is effected within one month of the date of the offer or such longer period as required to comply with applicable Law and any Collective Agreement; (ii) no payments are made to such Offer and Acceptance Employee other than as required by Law or Collective Agreement; and (iii) Buyer shall not be responsible for any other liabilities that are caused by the dismissal or the manner of dismissal (including any act or omission by the member of the PKI Group that was not reasonable for any member of the PKI Group to do or omit to do (including acts or omissions of a discriminatory nature)). If the offer of employment by Buyer or its applicable Affiliate complies with the requirements of this Section 8.5 and is not accepted by the Offer and Acceptance Employee, Buyer and its Affiliates shall have no liability with respect to the employment of such Offer and Acceptance Employee or any termination thereof.

(vi) In the event that the transfer of employment to Buyer or its Affiliate of any Business Employee (a “Delayed Transfer Employee”) is delayed (A) because neither Buyer nor any of its Affiliates has a local legal entity or presence to the extent required by applicable Law in any relevant jurisdiction for an Offer and Acceptance Employee or a Transferring Employee to take up employment with Buyer or an Affiliate of Buyer on and with effect from the Closing Date in accordance with this Section 8.5(d), (B) in connection with a Commercial Agreement, (C) pursuant to an International Appendix or (D) as set forth on Section 8.5(d)(vi) of the Disclosure Schedules, such disclosure schedule section to be agreed within thirty (30) calendar days following the date of this Agreement and updated from time to time prior to the Closing Date by Buyer or PKI with the consent of the other Party, such consent not to be unreasonably withheld or delayed, PKI shall use reasonable efforts to cause, subject to compliance with applicable Law, the services of any such Delayed Transfer Employee to be provided to a member of the Buyer Group (by means of secondment by the employing member of the PKI Group on the terms and conditions of the Transition Services Agreement, pursuant to a Commercial Agreement or as otherwise provided in Section 8.5(d)(vi) of the Disclosure Schedules), which shall require such employer not to increase the level of compensation or benefits provided to such Offer and Acceptance Employee or Transferring Employee during such period, other than with the prior written consent of Buyer or with respect to increases in compensation and benefits required by any applicable Contract, Employee Benefit Plan or Foreign Benefit Plan or applicable Law or as a result of participation in an Employee Benefit Plan retained by PKI or its Affiliates that has an increase that extends beyond the Business Employees which does not materially increase the aggregate cost of employment with respect to the Business Employees) until such date (1) for a maximum period of up to twelve (12) months following Closing, as Buyer has established an appropriate legal entity or presence in the relevant jurisdiction, (2) that the applicable Commercial Agreement is terminated or the employment of the relevant Delayed Transfer Employee is transferred to Buyer or its Affiliate upon Buyer’s election, (3) provided in the applicable International Appendix, or (4) determined in accordance with Section 8.5(d)(vi) of the Disclosure Schedule or on which the relevant Delayed Transfer Employee resigns or is otherwise dismissed for cause (if earlier). If, at the end of twelve (12) months or such period provided under the applicable Commercial Agreement or International Appendix or determined in accordance with Section 8.5(d)(vi) of the Disclosure Schedule (as applicable, the “Outside Transfer Date”), the relevant Delayed Transfer Employee has been unable to take up employment with a member of the Buyer Group, PKI shall be entitled to end the employment of the relevant Delayed Transfer Employee at the cost of the PKI Group. If such Delayed Transfer Employee resigns from his or her employment, or if his or her contract of employment is otherwise terminated for cause, in each case prior to the Outside Transfer Date, PKI shall, from the date of such resignation or termination, have no further obligation to cause the transfer of such employee’s employment to a member of the Buyer Group or to provide a secondment of such employee’s services pursuant to the Transition Services Agreement or Commercial Agreement. During the period beginning on the Closing Date and ending on the date on which each Delayed Transfer Employee commences employment with Buyer or its Affiliate (or such earlier date on which such employee resigns from employment with the PKI Group), PKI shall, and shall cause its Affiliates (including each Asset Seller and each Acquired Company) to continue to comply with the applicable provisions of Section 4.3 with respect to the Delayed Transfer Employees.

(vii) Each Business Employee who is not actively at work (excluding for this purpose individuals on paid-time off, sick or vacation leave) (each, an “Inactive Business Employee”) on the Local Transfer Date applicable to other similarly situated employees who are actively at work shall, to the extent permitted by applicable Law, not, as of such Local Transfer Date, be a Transferring Employee, and PKI shall take all actions necessary prior to such Local Transfer Date to transfer the employment of any such Inactive Business Employee who is employed by an Acquired Company to PKI or one of its Affiliates (other than an Acquired Company); provided, that, the preceding provisions of this sentence shall only apply if such Inactive Business Employee is an Eligible Inactive Business Employee, and any Inactive Business Employees who are not Eligible Inactive Business Employees shall, as of the applicable

Local Transfer Date, be a Transferring Employee. PKI represents and warrants that Section 8.5(d)(vii) of the Disclosure Schedule as of the date of this Agreement lists, and as of the Closing Date will list, each Inactive Business Employee’s name, title, and expected return date. Buyer and its Affiliates shall have no liability with respect to the employment of Eligible Inactive Business Employees or any termination thereof. In the event that an Eligible Inactive Business Employee returns to work at any time during the one-year period following the Closing (or such other period as required by applicable Law), Buyer or its applicable Affiliate shall offer employment to such individual, and if he or she accepts such employment he or she shall be a New Buyer Employee as of the date he or she commences employment with Buyer or its Affiliate for purposes of this Agreement. In the event that an Eligible Inactive Business Employee returns to work at any time after the one-year period following the Closing Date, Buyer and its Affiliates shall have no obligation to offer employment to such individual (subject to applicable Law).

(e) Works Council and Other Consultations. Prior to the Closing (or at such other time as is required by applicable Law), PKI shall comply with its obligations, and shall cause the other members of the PKI Group to comply with each of their respective obligations that arise under applicable Law or any Collective Agreement, to inform and consult or otherwise discuss or negotiate with, or obtain the advice or consent of, any labor union, works council, staff association, workers’ committee or other relevant employee representatives (“Employee Representatives”) concerning or in relation to the acquisition and the other transactions contemplated by this Agreement. The Parties shall cooperate in good faith in connection with any such actions related to any such Employee Representatives, and Buyer shall provide such information and support in a timely manner as may be requested by any member of the PKI Group in connection with such actions. PKI shall indemnify Buyer (for itself and as agent and/or trustee for the other members of the Buyer Group) against any claim in respect of any failure by PKI or another member of the PKI Group to comply with its obligations under this Section 8.5(e), except where such failure is caused by a delay or default by a member of the Buyer Group.

(f) Country Specific Provisions. Buyer and PKI shall cooperate in good faith to comply with the Laws of the various jurisdictions that apply to the Business Employees in carrying out the purpose of this Section 8.5. The International Appendices attached as Exhibit H hereto and made part of this Agreement provide, for certain jurisdictions, requirements that will apply to Business Employees covered by the scope of the applicable International Appendix, which Appendices will govern in the event of any conflict with the provisions of this Section 8.5. PKI may (with the prior written consent of Buyer) exclude certain countries for transfer at the Closing (pursuant to terms similar to those provided in the International Appendix – France or in some other manner) so as to permit an orderly process under Section 8.5(f). The Parties shall negotiate in good faith with respect to jurisdictions not covered in the Appendices and where (i) direct application of Section 8.5 would not comply with applicable Law or (ii) the Parties agree that varying the process set forth in Section 8.5 would better comply with local employment practices, with the intention to provide an allocation of responsibilities and obligations that is as consistent as practicable with Section 8.5.

(g) Pre-Closing Conduct; Other Liabilities. None of PKI, any Asset Seller, any Acquired Company or any other subsidiary of PKI shall be under any obligation to terminate the employment of any employee engaged primarily in the Business or providing significant services to the Business or is otherwise agreed by the Parties as being necessary for the proper functioning of the Business on the Closing Date and set forth on Schedule 8.5(g) (which schedule may be updated to reflect resignations and, to the extent agreed by the Parties, additions, including additions of persons omitted because of applicable Law or to preserve flexibility in negotiations with works council), being identified as either an Acquired Company Employee, a Transferring Employee or an Offer and Acceptance Employee (a “Business Employee”) prior to the Local Transfer Date. Schedule 8.5(g) shall be updated from time to time following the date hereof to identify Business Employees who are Delayed Transfer Employees. Prior to the Local Transfer Date, PKI shall update Schedule 8.5(g) to add employees who provide substantial services to the Business (substantial for this purpose being 50% or more of such employee’s overall services) as requested by Buyer from time to time, and such employees will be Business Employees for purposes of this Agreement other than up to 10 such persons as are identified by PKI as excluded on Schedule 8.5(g) within 30 days following the date hereof. Except for any Excluded Liabilities or as expressly provided in this Section 8.5, Buyer shall assume the liability for any amounts accruing on or after the Local Transfer Date to which any New Buyer Employee becomes entitled under any Acquired Benefit Plan (including any Acquired Benefit Plan that exists or arises (or may be deemed to exist or arise) under any applicable Law or otherwise), as a result of, or in connection with, (i) the sale of the Business hereunder, (ii) the employment of any New Buyer Employee on or after the Closing Date and (iii) the termination of employment of any New Buyer Employee on or after the Closing Date. PKI and its Affiliates shall be solely responsible for funding and/or paying any benefits under any Employee Benefit Plans or Foreign Benefit Plan (including any Employee Benefit Plan or Foreign Benefit Plan that exists or arises (or may be deemed to exist or arise) under applicable law or otherwise) that is not an Acquired Benefit Plan, including any termination benefits and other employee entitlements accrued under any such Employee Benefit Plan or Foreign Benefit Plan (but not including any termination indemnities assumed by the Buyer Group under the Acquired Defined Benefit Liabilities, which shall be Buyer’s responsibility), and Buyer and its Affiliates (including, following the Closing Date, any Acquired Company) shall have no liabilities with respect to, any Business Employee, Employee Benefit Plan or Foreign Benefit Plan or any claim thereof or related thereto, except to the extent (A) expressly provided in this Agreement, (B) pursuant to an Acquired Benefit Plan or (C) up to the amount explicitly treated as a current liability in the calculation of Working Capital on the Final Closing Statement with respect to the Offer and Acceptance Employees or Transferring Employees, provided that any liabilities referred to in Schedule 4.7(d)(i) and also expressly included in Working Capital on the Final Closing Statement shall not be reimbursed to Buyer pursuant to this Section 8.5 to the extent so included in Working Capital on the Final Closing Statement, such that there is no double counting. Buyer and its Affiliates (including, following the Closing Date, any Acquired Company) shall not have any responsibility for liabilities relating to or in respect of (1) any Offer and Acceptance Employees or Transferring Employees who do not become New Buyer Employees, except as expressly provided herein, (2) Seller Retained Employees, (3) current employees of the PKI Group who are not Business Employees or (4) Former Business Employees.

(h) Offer of Employment; Continuation of Employment. The Parties hereto intend that there shall be continuity of employment with respect to all Business Employees. The term “New Buyer Employees” shall mean the Business Employees who commence working with Buyer on the Local Transfer Date or continue to work with an Acquired Company on the Local Transfer Date or are treated as continuing in employment by application of the Transfer Regulations.

(i) Compensation; Employee Benefits; Severance Plans. Except as otherwise provided in this Section 8.5 or as otherwise required by applicable Law or pursuant to the Transition Services Agreement, the New Buyer Employees shall cease to participate in or accrue further benefits under the Employee Benefit Plans or Foreign Benefit Plans (other than the Acquired Benefit Plans) as of the Local Transfer Date but shall continue to be eligible to receive all benefits to the extent accrued and vested as of the Local Transfer Date under the Business Benefit Plans that are qualified and non-qualified defined benefit and defined contribution pension plans or that otherwise provide as of the Local Transfer Date post-termination retiree medical coverage if and to the extent required by the terms of the applicable Business Benefit Plan with respect to the New Buyer Employees (and shall be eligible to receive those benefits that accrue and vest under the Acquired Benefit Plans thereafter). Notwithstanding anything to the contrary in this Agreement or as otherwise required by applicable Law, beginning on the Local Transfer Date, Buyer shall, for the period ending twelve months after the Local Transfer Date, maintain (or cause its subsidiaries to maintain) a severance pay plan, program or practice for the benefit of each New Buyer Employee that is no less favorable than the plan, program or practice in effect immediately prior to the Local Transfer Date with respect to such New Buyer Employee. All Buyer Plans (including, for the avoidance of doubt, Buyer severance pay plans, programs or practices or any other arrangement required to be maintained pursuant to this Section 8.5 but excluding defined benefit plans to the extent permitted under applicable Law) shall give full credit for all service of New Buyer Employees with PKI and its Affiliates for purposes of eligibility and vesting and level of benefits to the same extent such service was recognized under similar plans maintained by PKI or its Affiliates immediately prior to the Closing Date or as otherwise required by applicable Law, provided that such credit shall not be required to the extent it would result in the duplication of benefits for the same period of service. For purposes of this Agreement, a “Buyer Plan” means any employee pension benefit plan, any employee welfare benefit plan, and, any other written or oral plan, agreement, program, policy or arrangement involving direct or indirect compensation or benefits, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, equity or equity-based incentives or other forms of incentive compensation or post-retirement compensation, in each case, for the benefit of employees, directors, consultants or independent contractors of the Buyer or its Affiliates in which any New Buyer Employee becomes eligible to participate.

(j) Welfare Plans. With respect to any Buyer Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or any plan directly or indirectly maintained or contributed to by Buyer providing similar benefits to an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), Buyer shall take commercially reasonable efforts to (i) cause to be waived any pre-existing condition limitations or actively-at-work requirements and (ii) give effect, in determining any deductible and maximum out of pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, New Buyer Employees with respect to similar plans maintained PKI or its Affiliates for New Buyer Employees immediately prior to the Closing Date. Buyer shall make appropriate arrangements to allow the use by New Buyer Employees of any accrued benefits under any cafeteria plan (as defined in Section 125 of the Code) which was maintained by PKI or its Affiliates for such New Buyer Employees that remain available for use under the terms of such plan. PKI or its Affiliates shall be responsible for, and shall indemnify the Buyer Group against all liabilities associated with claims incurred under the Employee Benefit Plans and Foreign Benefit Plans (other an Acquired Benefit Plans) providing health and welfare benefits on or before the Local Transfer Date. For purposes of this Section 8.5(j), (A) a medical, pharmaceutical, dental, or vision claim is deemed to be incurred on the date the services are rendered, (B) a disability claim shall be considered incurred on the date of the occurrence of the event or condition giving rise to the liability, and (C) a life insurance claim is deemed to be incurred on the date of the individual’s death.

(k) Accrued Personal, Sick or Vacation Time. With respect to any accrued but unused personal, sick or vacation time to which any New Buyer Employee is entitled pursuant to the personal, sick or vacation policies applicable to such New Buyer Employee immediately prior to the Closing Date (the “PSV Policies”), except to the extent payment is required at or before Closing by applicable Law, Buyer shall assume the liability for such accrued personal, sick or vacation time and allow such New Buyer Employee to use such accrued personal, sick or vacation time (with all such amounts treated as a current liability in the calculation of Working Capital); provided, however, that if Buyer deems it necessary to disallow such New Buyer Employee from taking such accrued personal, sick or vacation time, Buyer shall be liable for and, to the extent permitted by applicable Law, pay in cash to each such New Buyer Employee an amount equal to such personal, sick or vacation time in accordance with the terms of the PSV Policies; and provided, further, that Buyer shall be liable for and pay in cash an amount equal to such accrued personal, sick or vacation time to any New Buyer Employee whose employment terminates for any reason on or subsequent to the Closing Date.

(l) U.S. WARN Act, Etc. Buyer or its applicable Affiliate (including the Acquired Companies, after the Closing) shall provide any required notice under the Worker Adjustment and Retraining Notification Act (“WARN”) and any other similar applicable U.S. state or local Law and otherwise comply with any such statute with respect to any “plant closing” or “mass layoff’ (as defined in WARN) or similar event affecting New Buyer Employees in the United States and occurring after the Closing. Subject to the following sentence, Buyer or its applicable Affiliate shall indemnify and hold harmless PKI and its Affiliates with respect to any liability arising from Buyer’s or its applicable Affiliate’s failure to comply with WARN or other similar applicable U.S. state or local Law with respect to any employment losses affecting New Buyer Employees in the United States after the Closing. On the Closing Date, PKI shall provide to Buyer a complete and accurate list which includes (i) all “employment losses” within the Business, as that term is defined in WARN, which occurred in the 90 calendar days preceding the Closing Date (including the employing entity, employment site and date of each such employment loss), (ii) any Business Employees who, as of the Closing Date, are furloughed or on temporary layoff (including the employing entity, employment site and date of commencement of such furlough or layoff), and (iii) any Business Employees who as of the Closing Date are working on a schedule of reduced hours by more than 50% (including the employing entity, employment site and date of commencement of such reduction), in each case with respect to persons employed or formerly employed in the United States. PKI and its Affiliates shall provide any required notice under WARN and any other similar applicable U.S. state or local Law and otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in WARN) or similar event affecting any employees of the Asset Sellers and occurring prior to or as of the Closing (including as a result of the transactions contemplated by this Agreement). PKI and its Affiliates shall indemnify and hold harmless Buyer and its Affiliates (including the Acquired Companies, after the Closing) with respect to any liability arising from PKI’s or any Asset Sellers’ failure to comply with WARN with respect to any employment losses that occur prior to or as of the Closing (including as a result of the transactions contemplated by this Agreement).

(m) Personnel Records. Subject to and only to the extent permitted by applicable local Law and any applicable employee consents, following the Local Transfer Date, PKI will make available to Buyer all of the personnel files and other employment-related records of the New Buyer Employees as reflected in PKI’s HRIS system (WorkDay).

(n) U.S. COBRA. Buyer agrees to provide any required group health plan coverage (and notice thereof) under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any other similar applicable Law (“COBRA”) with respect to qualifying events with respect to New Buyer Employees and their dependents occurring on or after the Closing Date.

(o) 401(k) Plan. Buyer agrees to cause an existing or new benefit plan or plans intended to qualify under Section 401(k) of the Code and comparable provisions of the Puerto Rico Internal Revenue Code to accept rollovers (including loans) from New Buyer Employees from the applicable Employee Benefit Plan in which such New Buyer Employees participate immediately prior to the Closing that is intended to qualify under Section 401(k) of the Code and comparable provisions of the Puerto Rico Internal Revenue Code. Buyer also agrees to cause its non-U.S. benefit plans, where permitted by applicable Law, to receive rollovers (including loans).

(p) Right to Employment/Third Party Beneficiaries. Except as required by applicable Law, including with respect to the Transfer Regulations, nothing herein expressed or implied (i) shall confer upon any of the Business Employees or any other person any rights or remedies, including any right to employment or service, or continued employment or service for any specified period, of any nature or kind whatsoever under or by reason of the Agreement, (ii) is intended to confer on any person other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Section 8.5 or any other provisions of this Agreement, whether directly or as third party beneficiaries, or (iii) shall constitute the establishment, amendment, modification or termination of any Buyer Plan, Employee Benefit Plan, Foreign Benefit Plan or other employee benefit plan or prohibit the establishment, amendment, modification or termination of any Buyer Plan, Employee Benefit Plan, Foreign Benefit Plan or other employee benefit plan. No provision of this Section 8.5 shall apply to the extent such provisions conflict with any applicable Law or any Collective Agreement or other agreement with any Employee Representative, but the Parties shall instead interpret and apply such sections in good faith as necessary to comply with applicable Law and applicable contracts (including, as applicable, any Collective Agreements or other agreement with any Employee Representative that transfer); for the avoidance of doubt, this is not intended to affect the allocation of liabilities under this Section 8.5.

8.6 Resignations. Effective upon the Closing, PKI shall cause all of its own employees, directors and attorneys and all of its subsidiaries’ (other than the Acquired Companies) employees, directors and attorneys and any other person at the written request of Buyer at least five Business Days prior to Closing to resign from the board of directors of the Acquired Companies and from all positions as officers, authorized signatories or representatives of the Acquired Companies (which, for the avoidance of doubt, shall not constitute a resignation of employment). If any such resignations will cause an Acquired Company to have an inquorate board (or similar governing body) effective upon the Closing, PKI shall, and shall cause its Affiliates to, use commercially reasonable efforts to appoint to such board (or similar governing body) such other person(s) as designated by Buyer (who shall not be officers or employees of PKI and its Subsidiaries (other than the Acquired Companies or New Buyer Employees)) in writing at least five Business Days prior to Closing, effective upon the Closing.

8.7 IP Covenant Not To Sue.

(a) Subject to the terms and conditions of this Agreement, effective as of the Closing, PKI, on behalf of itself and its Affiliates (other than the Acquired Companies) (the “Seller IP Entities”) hereby covenants and agrees that none of the Seller IP Entities shall bring or threaten to bring any Proceeding at any time anywhere in the world against Buyer and its Affiliates (including the Acquired Companies) (the “Buyer IP Entities”) that alleges or claims (including as a claim, counterclaim or cross-claim) that the current and/or future operation of the Business (including any reasonable extensions and expansions of the Business, which, for the avoidance of doubt, excludes any activities in the field of the Excluded Businesses) infringes, misappropriates or violates any Intellectual Property (other than Trademarks) that (i) is owned by the Seller IP Entities as of or prior to the Closing, (ii) was used or held for use in connection with the Business as of or prior to Closing and (iii) is not included in the Acquired Assets.

(b) Subject to the terms and conditions of this Agreement, effective as of the Closing, Buyer, on behalf of the Buyer IP Entities, hereby covenants and agrees that none of the Buyer IP Entities shall bring or threaten to bring any Proceeding at any time anywhere in the world against the Seller IP Entities that alleges or claims (including as a claim, counterclaim or cross-claim) that the current and/or future operation of the Seller IP Entities’ businesses in existence as of the Closing Date (other than the Business) (including any reasonable extensions and expansions of such businesses, which, for the avoidance of doubt, excludes any activities in the field of the Business) infringes, misappropriates or violates any Intellectual Property (other than Trademarks) that (i) is included in the Business IP and (ii) was used or held for use in connection with such businesses as of or prior to the Closing.

(c) Notwithstanding anything to the contrary set forth in Section 9.5, any Seller IP Entity or Buyer IP Entity may (i) assign (or cause to be assigned) the covenants granted to such Party set forth in Section 8.7(a) or Section 8.7(b), as applicable, in whole or in part: (x) to any Affiliate or successor in an internal reorganization or (y) in connection with a merger, consolidation, or sale of any of the businesses or assets to which the covenants relates (or any entity owning same), provided that the assignment shall not be deemed to extend such covenants to other businesses or Affiliates of any third-party acquirer. Any assignee of the above covenants granted by a Seller IP Entity or Buyer IP Entity (or of any Intellectual Property of any such Person bound by any of the above covenants) is deemed to have automatically assumed the obligations of the assigning party in this Section 8.7, and the assigning party shall be released from its obligations in this Section 8.7 that accrue after any such assignment date with respect to the applicable covenant or Intellectual Property that has been assigned. Without limiting the foregoing, the above covenants granted by each Seller IP Entity or Buyer IP Entity shall be deemed to “run with” the Intellectual Property bound thereby, and shall at no time be legally separated from same.

(d) A Seller IP Entity or Buyer IP Entity, as applicable, may extend the benefits of the above covenants granted to such party to any of its vendors, suppliers, distributors, customers and others in the supply chain, in connection with their providing or receiving goods or services to or from the extending Seller IP Entity or Buyer IP Entity, but not for the independent use of such third parties.

(e) The Parties intend and agree that the covenants granted in Section 8.7(a) and 8.7(b) shall be deemed to be licenses to intellectual property for purposes of 11 U.S.C. § 365(n), with respect to the Intellectual Property covered thereby.

(f) Subject to the terms and conditions of this Agreement, effective as of the Closing, PKI, on behalf of the Seller IP Entities hereby grants and agrees to grant to the Buyer IP Entities a non-exclusive, non-sublicensable (except to vendors, suppliers, distributors, customers and others in the supply chain, in connection with their providing goods or services to the Buyer IP Entities, but not for the independent use of such Persons) and non-assignable (except as provided in Section 8.7(c)), royalty-free, fully paid up, worldwide license to use, for 180 days, solely in manner consistent with past practice and customary “phase out” use, all Trademarks other than the PKI Brand (as defined in Section 8.12) that (i) are owned by the Seller IP Entities as of or prior to the Closing; (ii) were used in connection with the Business as of or prior to Closing and (iii) are not included in the Acquired Assets (the “Transitional Marks”). The Buyer IP Entities shall use the Transitional Marks solely (x) in connection with products and services with quality standards at least comparable to those as of the Closing Date; and (y) in compliance with all applicable Laws and good trademark practice. The Buyer IP Entities hereby grant the Seller IP Entities an equivalent license, in accordance with the provisions of this Section 8.7(f), mutatis mutandis, for any Trademarks in the Acquired Assets that the Seller IP Entities have used in their other businesses as of or prior to Closing.

8.8 R&W Insurance Policy; No Survival.

(a) At or prior to the Closing, the Buyer shall obtain the R&W Insurance Policy. The Buyer shall cause the R&W Insurance Policy to expressly provide that the R&W Insurer shall not have the right to, and will not, pursue any subrogation rights or contribution rights or any other claims against PKI, any Seller or any of their respective Affiliates in connection with any claim made thereunder, except in the case of claims against any such person that commits Fraud (and, in such case, only as to such Fraud). The Buyer shall not, and shall cause its Affiliates not to, amend, modify or otherwise change, terminate or waive any provision of the R&W Insurance Policy or otherwise enter any side letters or other arrangements related to the insuring of the transactions contemplated hereby, in each case, in a manner that is adverse to PKI without the prior written consent of PKI. Buyer shall pay the premiums, commissions, fees, Taxes and other costs and expenses of procuring and maintaining the R&W Insurance Policy.

(b) All representations, warranties and pre-Closing covenants, and any certificate related to any such representations, warranties and pre-Closing covenants pursuant to this Agreement, shall terminate upon, and shall not survive, the Closing, and none of the Parties or any of their respective Affiliates shall have any liability whatsoever with respect to any such representations, warranties or pre-Closing covenants, and no claim for breach of any such representation, warranty, pre-Closing covenant, or any claim for detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto, except in the case of Fraud. The covenants in this Agreement that contemplate performance on or after the Closing or expressly by their terms survive the Closing shall survive the Closing in accordance with their respective terms. Recovery by the Buyer in respect of any and all liabilities, damages, costs and expenses arising out of, resulting from, or related to, a breach of any representation or warranty or pre-Closing covenant of PKI or any Seller shall be limited to the R&W Insurance Policy, regardless of whether Buyer can maintain the R&W Insurance Policy, whether the terms thereof do not provide coverage for any specific type or category of claims or losses, or whether the issuer or underwriter of such policy terminates the same or does not for any reason accept or pay any claims made thereunder, other than (i) in the case of Fraud and (ii) for any indemnification claims Buyer may have in accordance with Section 1.1(f). Prior to any recovery against PKI, any Seller or any of their respective Affiliates permitted by the preceding sentence, the first recourse of Buyer will be against the R&W Policy. Buyer shall have satisfied its first payment recourse obligations if it has made a claim under the R&W Policy seeking, and has used commercially reasonable efforts to recover, such liabilities, damages, costs and expenses for which recovery is sought and the insurer has, in whole or in part, denied such claim under the R&W Policy or the applicable policy limit (taking into account the amount of any other pending claims thereunder) has been exhausted (provided, that for the avoidance of doubt, under no circumstances shall Buyer be obligated to institute litigation in accordance with the foregoing). Buyer acknowledges and agrees that the effectiveness of the R&W Insurance Policy is not a condition to the Closing.

8.9 Actions. The Buyer shall assume responsibility for, and control over, the Actions following the Closing. PKI shall, and shall cause its Affiliates to, use commercially reasonable efforts to cooperate with the Buyer in connection with the orderly transition and assumption of the Actions by the Buyer or otherwise in connection with any Proceeding to the extent related to any Acquired Asset or Assumed Liability, including petitioning each relevant Governmental Entity or other authority to admit the Buyer or its nominee as a party to any Action, if necessary, furnishing or causing to be furnished by PKI (and its Affiliates and their respective employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Buyer, its Affiliates or their respective representatives; provided, however, that nothing herein shall require any PKI or its Affiliates to disclose any information that is subject to any attorney-client or other privilege or would reasonably be expected to be in violation of contractual obligations; provided, that if PKI shall inform Buyer or its nominee as to the general nature of what information is being withheld and the shall cooperate in good faith with Buyer or its nominee to identify and implement a reasonable alternative means, if and to the extent permitted by applicable Law and the applicable contract, for Buyer or its nominee to be granted access to the maximum extent possible (without violating applicable Law or the terms of the applicable contract or waiving any applicable privilege). PKI shall have the right to participate in any Action (at its own expense) to the extent PKI remains a party to such Action.

8.10 Wrong Pockets. If, after the Closing Date, either PKI or its Affiliates or Buyer or its subsidiaries (including, for the avoidance of doubt, the Acquired Companies) discovers that it is in possession of (or has retained or been assigned ownership of) any right, property or asset (including without limitation payments from third parties, properties, rights, goodwill and claims relating thereto) or liability that was or should have been allocated to the other Party (or any of its Affiliates) under the terms and principles set forth in this Agreement or was retained or transferred in error contrary to this Agreement or any agreement, schedule or other instrument delivered pursuant hereto, such first party shall (subject to Section 1.6) promptly transfer (or cause to be transferred), at no additional cost to the receiving party, such right, property, asset or liability to the Party (or Affiliate thereof) to which the foregoing is properly allocated hereunder, and the foregoing shall be deemed to have been owned by the proper Party (or its Affiliate) as of the Closing Date. Prior to any such transfer, such transferor shall (and shall be deemed to) hold such asset, right, property or liability in trust for such transferee effective as of the Closing.

8.11 Payments.

(a) PKI shall, and shall cause its applicable Affiliates to, promptly pay or deliver to Buyer (or its designated Affiliates) any monies or checks (including promptly forwarding corresponding invoices or similar documentation to Buyer or its designee) that have been sent to PKI or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business or the Acquired Companies to the extent that they are in respect of a Acquired Asset or Assumed Liability hereunder or are for the account of an Acquired Company or otherwise in respect of the Business.

(b) Buyer shall, or shall cause its applicable Affiliates to, promptly pay or deliver to PKI (or its designated Affiliates) any monies or checks (including promptly forwarding corresponding invoices or similar documentation to PKI or its designee) that have been sent to Buyer (including the Acquired Companies) after the Closing Date to the extent that they are in respect of an Excluded Asset or Excluded Liability hereunder.

8.12 PerkinElmer Brand. With respect to Trademarks that include the names “Perkin”, “Elmer” and/or “PKI” (and/or any abbreviation, acronym or variation of the foregoing) or any Trademark listed on Schedule 8.12 (collectively, the “PKI Brand”), if, at any time within the 24 months following the Closing Date, PKI determines to (i) change its and/or any of its Affiliates’ Trademarks to something other than Trademarks that contain or comprise the PKI Brand, (ii) cease using the PKI Brand; or (iii) sell or cause to be sold to a third party the PKI Brand or all or substantially all of the Excluded Businesses (whether by asset sale, merger, stock sale or otherwise), then in each case, PKI shall promptly notify Buyer (the “Brand Notice”) upon making such determination and shall sell to Buyer or its designee, and Buyer or its designee shall purchase from PKI, as promptly as practicable, the worldwide rights to the PKI Brand (which, for clarity, shall include the stock ticker PKI) for an amount equal to $75,000,000 (the “Brand Fee”), payable by wire transfer of immediately available funds to the account(s) designated by PKI in four equal quarterly installments, with the first installment of $18,750,000 being due and payable on the last Business Day of the first calendar quarter ending not later than six months following the actions contemplated in clause (A) below, and an additional $18,750,000 payment being due and payable on the last Business Day of each of the three subsequent calendar quarters. Following delivery of the Brand Notice, (a) the Parties shall prepare, execute and deliver to each other all documents, in mutually-agreed form, that are required to effect and validate such purchase and record same with all applicable Governmental Entities and registrars; and (b) PKI shall, for any name changes that must be effected, in whole or in part by PKI or its Affiliates (e.g., corporate or domain name changes and stock ticker symbols), submit to all applicable Governmental Entities and registrars (and/or cooperate with Buyer to make such submissions) all filings required to make the above name changes and prosecute same diligently until completion. The Parties shall (A) consummate the sale of the PKI Brand (including by executing a worldwide assignment of the PKI Brand) and take all of the foregoing actions with respect to any US Trademarks included in the PKI Brand within 30 days after the Brand Notice is delivered (or on the Closing Date, if the Brand Notice is delivered at least 15 calendar days prior to the Closing Date) and (B) use reasonable efforts to take all of the foregoing actions with respect to all other Trademarks included in the PKI Brand within 30 days after the Brand Notice is delivered, and in any event, the Parties shall take all necessary actions to complete such actions within a reasonable time after such delivery, including if applicable, after the Closing Date. PKI shall promptly phase out all of its and its Affiliates’ use of any Trademarks containing the PKI Brand, and cease all such use within six months of sending the Brand Notice, except for uses that are required by applicable Law. PKI agrees that the PKI Brand is unique and that any breach of PKI’s above obligations would cause Buyer irreparable harm, the amount of which will be difficult to calculate. Therefore, Buyer has the right to obtain injunctive or equitable relief, including specific performance, as required to enforce the provisions of this Section 8.12. PKI agrees that PKI and its Affiliates shall not, at any time after the date hereof, sell or assign (other than the assignment and sale to the Buyer or its designee contemplated by this Section 8.12), license or grant a Security Interest on any PKI Brand (except for non-exclusive licenses in the Ordinary Course of Business), or abandon any material registrations or applications for any PKI Brand. Any purported transaction described in clause (iii) above or the prior sentence shall be deemed null and void at the outset to the extent it does not effect the transfer of the PKI Brand to the Buyer or its designee in accordance with this Section 8.12. Subject to Schedule 8.12, PKI shall use reasonable best efforts to conduct a shareholder vote and take all further actions required by applicable Law and its charter, articles of association, bylaws or other organizational documents, in each case, within 24 months after the Closing Date, to approve a change of its and its Affiliates’ corporate, trade, d/b/a and similar names to names that do not include the PKI Brand (and for clarity, such action shall satisfy the criteria in Section 8.12(i) above to trigger the Buyer’s right to purchase the PKI Brand).

ARTICLE IX

MISCELLANEOUS

9.1 Press Releases and Announcements.

(a) Neither Party shall issue (and each Party shall cause its Affiliates not to issue) any press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that (i) either Party may make any public disclosure it believes in good faith is required by applicable Law, regulation or stock exchange rule (in which case the disclosing Party shall, if permitted by applicable Law, advise the other Party and the other Party shall, if practicable, have the right to review such press release or announcement for a reasonable time (to the extent practicable) prior to its publication and the disclosing Party shall consider in good faith any reasonable comments provided by the other Party), (ii) no such prior approval shall be required in connection with any press release or public disclosure (including by posting information on such Party’s website) by a Party or any Affiliate of a Party if the contents of such press release or public disclosure that relate to the transactions contemplated by this Agreement and are limited to information that previously has been publicly disclosed in accordance with the terms of this Agreement and (iii) Buyer and its Affiliates shall be entitled to make non-public communications with their respective direct or indirect equityholders, Affiliates, limited partners, or prospective investors relating to this Agreement and the transactions contemplated hereby, provided that such Persons are bound by obligations of confidentiality with respect thereto.

(b) Sellers and Buyer will consult with each other concerning the means by which any announcement of the transactions contemplated by this Agreement is made to the Business Employees, customers and suppliers.

9.2 No Third Party Beneficiaries. Except as provided by applicable Law or otherwise expressly provided herein, this Agreement shall not confer any rights or remedies upon any person or entity (including with respect to any employee or former employee of Seller, Buyer or any of their Affiliates, any New Buyer Employees, and any Business Employees, any right to employment or contractual employment for any specified period) other than the Parties and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates; provided, however, that the provisions of Section 6.3, Section 8.2 and Section 9.20 are intended for the benefit of the entities and individuals specified therein and their respective legal representatives, successors and assigns.

9.3 Action to be Taken by Affiliates. The Parties shall cause their respective Affiliates to comply with all of the obligations specified in this Agreement to be performed by such Affiliates. Prior to the Closing, each of the Acquired Companies will be deemed, for purposes of this Agreement, to be both an Affiliate and a subsidiary of Seller and not of Buyer. From and after the Closing, each of the Acquired Companies will be deemed, for purposes of this Agreement, to be both an Affiliate and a subsidiary of Buyer and not of Sellers.

9.4 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto, the Confidentiality Agreement and the other documents and instruments referred to herein, including the Ancillary Agreements) constitutes the entire agreement between the Parties and supersedes any prior statements, understandings, agreements or representations by or between the Parties, whether written or oral, with respect to the subject matter hereof, and the Parties specifically disclaim reliance on any such prior statements, understandings, agreements or representations to the extent not expressly embodied in this Agreement.

9.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Neither Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party and any such assignment without such prior written approval shall be null and void; provided, however, that (i) either Party may, in its sole discretion, assign and delegate any of its rights, interests and obligations under this Agreement, in whole or in part, to any of its Affiliates, or in connection with any disposition or transfer of all or substantially all of such Party and its Subsidiaries, or their respective businesses in any form of transaction and (ii) Buyer may assign its rights and obligations hereunder, in whole or in part, to its Debt Financing Sources as collateral security, but in each case no such assignment or delegation under this proviso will relieve such Party of its obligations under this Agreement if such assignee does not perform such obligations.

9.6 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party hereto and delivered to the other Party, it being understood that each Party need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

9.7 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.8 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered (a) one (1) business day after it is sent by a reputable courier service guaranteeing delivery within one (1) business day, (b) when delivered by email, which email must state that it is being delivered pursuant to this Section 9.8 and which notice will not be effective unless either (1) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.8 or (2) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 9.8 or (c) on the date of delivery if delivered personally, in each case to the intended recipient as set forth below:

If to Buyer: c/o New Mountain Capital, L.L.C. 1633 Broadway, 48th Floor New York, New York 10019 Attention: Andre Moura Email: amoura@newmountaincapital.com	Copy to: Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Attention: Elizabeth Cooper; Matt Rogers Email: ecooper@stblaw.com; mrogers@stblaw.com

If to PKI: PerkinElmer, Inc. 940 Winter St. Waltham, MA 02451 Attention: Prahlad Singh, President and Chief Executive Officer Email: prahlad.singh@perkinelmer.com

Copies to:

PerkinElmer, Inc.

940 Winter St.

Waltham, MA 02451

Attention:        Joel S. Goldberg, Esq., Senior

                        Vice President, Administration,

                        General Counsel and Secretary

Email: joel.goldberg@perkinelmer.com

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Hal J. Leibowitz, Esq.
                  Andrew R. Bonnes, Esq.

Email: hal.leibowitz@wilmerhale.com; andrew.bonnes@wilmerhale.com

Either Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Either Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.9 Governing Law. Subject to the provisions of certain Exhibits hereto regarding the application of local Law, and except as set forth in Section 9.21, this Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

9.10 Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by (a) in the case of an amendment, each of the Parties and (b) in the case of a waiver, the Party providing such waiver. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

9.12 Expenses. Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

9.13 Specific Performance.

(a) Subject to Section 9.13(b), each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or otherwise are breached, as money damages or other legal remedies, even if available, would not be an adequate remedy for any such damages, including if any party hereto fails to take any action required of it hereunder to consummate the transactions contemplated by this Agreement. Accordingly, subject to Section 9.13(b), in the event of any breach or threatened breach by either Party of any of their respective covenants or obligations set forth in this Agreement, the other Party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof without proof of damages or otherwise to prevent breaches or threatened breaches of this Agreement in any action instituted in any court of the United States of America or any state or jurisdiction thereof having jurisdiction over the Parties and the matter, in each case without posting a bond or other security and in addition to any other remedy to which they are entitled.

(b) Notwithstanding the foregoing, it is explicitly agreed that PKI shall be entitled to an injunction, specific performance or other equitable remedies in connection with enforcing Buyer’s obligations to cause the Equity Financing to be funded on the terms and conditions of the Equity Commitment Letter if and only if each of the following is satisfied (i) all conditions set forth in Section 5.1 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided that such conditions shall have been capable of being satisfied if the Closing were to have occurred at the time provided by Section 1.3(a)) have been satisfied at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (including any alternative financing that has been obtained in accordance with Section 4.6(b) has been funded in accordance with the terms of the Debt Commitment Letter or will be so funded in accordance with the terms of the Debt Commitment Letter at the Closing if the Equity Financing is funded at the Closing, and (iii) PKI has irrevocably confirmed by written notice to Buyer that, if specific performance is granted and the Equity Financing and Debt Financing are funded, PKI would take such actions required of it by this Agreement to cause the Closing to occur; provided, that such conditions shall not apply to the right of PKI to an injunction, specific performance or other equitable remedies for any other reason; provided, further, that under no circumstances shall PKI (collectively with all other PKI

Related Parties) be permitted or entitled to receive both a grant of specific performance that results in the Closing occurring pursuant to this Section 9.13(b) and the payment of the Reverse Termination Fee or monetary damages (other than (A) the amount of Financing Cooperation Costs and/or Collection Costs and (B) solely to the extent Closing occurs, solely with respect to any post-Closing obligations of Buyer); provided, further, that PKI’s termination of this Agreement triggering PKI’s right, on behalf of the Sellers, to receive the Reverse Termination Fee pursuant to Section 6.3 (or monetary damages, other than Financing Cooperation Costs and Collection Costs) or its acceptance, on behalf of the Sellers, of the Reverse Termination Fee (or monetary damages, other than Financing Cooperation Costs and Collection Costs) shall terminate any right of PKI (on behalf of the Sellers) to injunctive relief or specific performance hereunder to cause the Closing to occur.

9.14 Submission to Jurisdiction. Subject to the provisions of certain Exhibits hereto regarding the submission of Proceedings arising out of or relating to such Exhibits to courts of local jurisdictions, and except as set forth in Section 9.21, each Party (a) submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in the State of Delaware, in any Proceedings arising out of or relating to this Agreement, (b) agrees that all claims in respect of such Proceedings may be heard and determined only in any such court, and (c) agrees not to bring any Proceedings arising out of or relating to this Agreement in any other court. Each Party waives any defense of inconvenient forum to the maintenance of any Proceedings so brought and waives any bond, surety or other security that might be required of the other Party with respect thereto. Either Party may make service on the other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.8. Nothing in this Section 9.14, however, shall affect the right of either Party to serve legal process in any other manner permitted by Law.

9.15 Bulk Transfer Laws. Buyer acknowledges that the Sellers will not comply with the provisions of the bulk transfer Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

9.16 Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” or “date hereof” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the table of contents included herein is included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural, and to the masculine as well as to the feminine and neuter, forms of such terms; (g) unless the context otherwise requires, references to a contract or agreement mean such contract or agreement as amended or otherwise supplemented or modified from time to time; (h) references to a person or entity are also to its permitted successors and assigns; (i) unless stated otherwise herein, references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this

Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States of America; (k) references to a federal, state, local or foreign statute or Law include any rules, regulations and delegated legislation issued thereunder; and (l) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under U.S. GAAP. When reference is made in this Agreement to information that has been “made available” to Buyer, that shall include information that was (A) contained in PKI’s electronic data room no later than 5:00 a.m., Eastern time, on the date of this Agreement or (B) delivered to Buyer or its counsel no later than 5:00 a.m., Eastern time, on the date of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party. No summary of this Agreement prepared by either Party shall affect the meaning or interpretation of this Agreement. If any date on which a Party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such Party shall make such payment or delivery on the next succeeding Business Day. For actions required to be completed under this Agreement within a specified number of days or Business Days, each day shall be deemed to end at 11:59 p.m., New York time, on the applicable day.

9.17 Foreign Exchange Conversions. Except as otherwise provided in Schedule 1.4(a), if any amount to be paid, transferred, allocated, indemnified, reimbursed or calculated pursuant to, or in accordance with, the terms of this Agreement or any Exhibit or Schedule (including the Disclosure Schedule) referred to herein is originally stated or expressed in a currency other than United States Dollars, then, for the purpose of determining the amount to be so paid, transferred, allocated, indemnified, reimbursed or calculated, such amount shall be converted into United States Dollars at the exchange rate between those two currencies most recently quoted in The Wall Street Journal in New York as of the Business Day immediately prior to (or, if no such quote exists on such Business Day, on the closest Business Day prior to) the day on which the party required to make such payment, transfer, allocation, indemnification, reimbursement or calculation first becomes obligated to do so hereunder; provided, however, that nothing in this Section 9.17 shall be deemed to require either Party to make any foreign currency conversion or other similar calculation that violates or conflicts with, or otherwise causes a Party to violate, applicable Law or U.S. GAAP.

9.18 Waiver of Jury Trial. To the extent permitted by applicable Law, each Party hereby irrevocably waives all rights to trial by jury in any Proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of either Party in the negotiation, administration, performance and enforcement of this Agreement.

9.19 Incorporation of Exhibits and Schedules. The Exhibits, Schedules and Disclosure Schedule identified in this Agreement are incorporated herein by reference and made a part hereof.

9.20 No-Recourse. All Proceedings or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the other Ancillary Agreements (and in each case subject to the limitations contained in the Commitment Letters and other Ancillary Agreements), or the negotiation, execution or performance of this Agreement or the other Ancillary Agreements (including any representation or warranty made in or in connection with this Agreement or the other Ancillary Agreements), may be made only against the entities that are expressly identified as parties hereto and thereto, as applicable. No Person who is not a named party to this Agreement or the other Ancillary Agreements, including any past, present or future director, officer, employee, incorporator, member, partner, stockholder, equityholder, Affiliate, affiliated (or commonly advised) fund, Debt Financing Source, agent, advisor, attorney, Representative, successor or assign, of any named party to this Agreement or the other Ancillary Agreements (as applicable) or any past, present or future director, officer, employee, incorporator, member, partner, stockholder, equityholder, Affiliate, Debt Financing Source, agent, advisor, attorney, Representative, successor or assign of the foregoing (“Non-Party Affiliates”), shall have any liability (whether by or through attempted piercing of the corporate veil and whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any Proceedings, causes of action, obligations or liabilities arising under, in connection with or related to this Agreement or such other Ancillary Agreements (as the case may be) or for any claim based on, in respect of, or by reason of this Agreement or such other Ancillary Agreement (as the case may be) or the negotiation or execution hereof or thereof; and each Party waives and releases all such Proceedings, causes of action, obligations and liabilities against any such Non-Party Affiliates. Without limiting the foregoing, no claim will be brought or maintained by any Party or any of its Affiliates or any of their respective successors or permitted assigns against, and no Person shall seek to recover monetary damages from any Non-Party Affiliate, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any Party hereto set forth or contained in this Agreement or any Ancillary Agreement (as the case may be). Non-Party Affiliates are expressly intended as third party beneficiaries of this Section 9.20.

9.21 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, PKI, for itself and each of its subsidiaries and their respective Affiliates and directors, managers, officers, employees and other Representatives, but not Buyer and its Affiliates, hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Source arising out of, or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing (each, a “Debt Financing Agreement” and, collectively, the “Debt Financing Agreements”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and the Companies and the Sellers, for themselves and each of their respective subsidiaries, hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in the Financing Agreements or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support (or permit the Companies or any of their subsidiaries) to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of, or relating to, this Agreement, the Debt Financing, the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Sellers, the Companies or any of their Subsidiaries in any such Proceeding shall be effective if notice is given in accordance with Section 9.8, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Proceeding brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and (g) agrees that (i) the Debt Financing Sources are express third-party beneficiaries of, and may enforce, Section 9.5, Section 9.20, this Section 9.21 and any of the provisions in this Agreement reflecting the foregoing agreements in this Section 9.21 and (ii) such provisions (including Section 9.5 and Section 9.20) and the definition of “Debt Financing Sources” shall not be amended in any way materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed)); provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Buyer or its respective Affiliates against the Debt Financing Sources under any Financing Agreement with respect to the Debt Financing or any of the transactions contemplated thereby or the any services thereunder. For purposes of this Agreement, “Debt Financing Sources” means, collectively, any Person that has committed to arrange, syndicate, underwrite or provide Debt Financing, has entered into the Debt Commitment Letters or has otherwise entered into agreements in connection with the Debt Commitment Letters or any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto in connection with the transactions contemplated hereby, together with their respective Affiliates and their and their Affiliates’ respective officers, directors, employees, agents and Representatives involved in the Debt Financing and their successors and assigns, provided that none of Buyer, any Sponsor or their respective Affiliates shall be deemed to be a Debt Financing Source.

9.22 Additional Defined Terms. To the extent not otherwise defined in this Agreement, the following terms have the meanings specified or referred to in this Section 9.22.

(a) “Law” means any statute, law (including common law), ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Entity.

(b) “Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

(c) “Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Entity, unincorporated organization, trust, association or other entity.

(d) “Subsidiary” or “Subsidiaries”(whether or not capitalized) of any Person means any corporation, partnership, limited liability company, association, trust, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

PERKINELMER, INC.

By:/s/ Joel S. Goldberg
Print Name: Joel S. Goldberg, Esq.
Print Title: Senior Vice President, Administration, General Counsel and Secretary

POLARIS PURCHASER, L.P.

By Polaris Purchaser GP, L.L.C., its general partner

By:/s/ Joseph Walker
Print Name: Joe Walker
Print Title Vice President and Secretary